European Bank
for Reconstruction and Development

SOKKIA
3M

Financial Report 2025

The Financial Report 2025 includes the approved and audited financial statements required to be submitted under Article 27 of the Agreement Establishing the European Bank for Reconstruction and Development and Section 13 of its By-Laws.

The EBRD is a multilateral bank that promotes the development of the private sector and entrepreneurial initiative in 40 economies across three continents. The Bank is owned by 77 countries as well as the EU and the EIB. EBRD investments are aimed at making the economies in its regions competitive, well governed, green, inclusive, resilient and integrated.

EBRD Financial Report 2025	1

Highlights

The EBRD[1] had a very successful year in 2025, with activities supporting clients across its regions of operation in line with its mandate and its strategic priorities. The Bank maintained substantial investment in Ukraine, expanded its overall business volume, strengthened the transition impact of its activities and launched operations in sub-Saharan Africa and Iraq. These achievements were delivered while preserving the Bank’s financial sustainability and maintaining prudent management of its resources.

The volatile external environment contributed to an overall net profit of €1.3 billion in 2025, a 23 per cent decline year on year, reflecting higher expected credit losses and impairment charges (ECLs) as well as temporary accounting adjustments.

Banking assets, comprising both debt and equity portfolios, amounted to €47 billion at end-2025, representing a 6 per cent increase compared with the previous year. Banking revenue remained resilient, reaching €2.7 billion and accounting for 70 per cent of total revenue. The Banking portfolio recorded a net profit of €0.6 billion, partially offset by the adverse impact of impairment losses, with an ECL charge of €0.14 billion, compared with a release of €0.11 billion in 2024.

Non-performing loans (NPLs) accounted for 8.4 per cent of loan operating assets at end-2025 (up from 6.3 per cent in 2024), largely reflecting the continued geopolitical tensions. Excluding Ukraine-related exposures, the NPL ratio remained broadly stable at 3.1 per cent, the same as in 2024.

The Treasury portfolio totalled €39.5 billion at end-2025, representing an 11 per cent increase compared with 2024. Treasury activities continued to deliver strong performance, contributing €0.2 billion to net profit, broadly in line with 2024.

The Bank maintained a strong liquidity position and continued to access international capital markets, supported by its prudent financial policies and diversified funding programme.

Shareholders demonstrated continued confidence in the Bank through a subscription rate of nearly 95 per cent for the €4 billion general capital increase. Total equity increased by €3.9 billion, reflecting the net profit of €1.3 billion and an additional €2.6 billion in capital subscriptions received during the year.

The Bank continued to be rated triple-A by the three major international rating agencies, Moody’s, Fitch Ratings and S&P Global Ratings, reflecting its strong capital position, its prudent risk management framework and the continued support of its shareholders.

1	The European Bank for Reconstruction and Development (the Bank).

2	EBRD Financial Report 2025

Financial results 2021-25

€ million	2025	2024	2023	2022	2021
Net profit/(loss)	1,337	1,744	2,098	(1,117)	2,502
Transfers of net income approved by the Board of Governors	(10)	(20)	(23)	(123)	(80)
Net profit/(loss) after transfers of net income approved by the	1,327	1,724	2,075	(1,240)	2,422
Board of Governors
Paid-in capital	10,019	7,438	6,218	6,217	6,217
Reserves and retained earnings	19,161	17,878	16,050	13,119	14,128
Total members’ equity	29,180	25,316	22,268	19,336	20,345

Operational results 2021-25

	2025	2024	2023	2022	2021
Number of projects[2]	640	584	464	431	413
Annual Bank Investment[3] (€ million)	16,850	16,583	13,129	13,071	10,446
Annual mobilised investment[4] (€ million)	5,654	4,820	2,819	1,746	1,750
of which private direct mobilisation[5]	2,768	2,791	1,499	803	908
Private indirect mobilisation[6] (€ million)	21,145	21,986	23,400	12,957	16,613
Total mobilisation[7] (€ million)	26,799	26,806	26,220	14,703	18,363

2	The number of projects to which the Bank made commitments in the year.

3	Volume of commitments made by the Bank during the year. This includes (i) new commitments (less any amount cancelled or syndicated within the year); (ii) restructured commitments; and (iii) trade finance (TFP) amounts issued during the year and outstanding at year-end.

4	Annual mobilised investment is the volume of commitments from entities other than the Bank made available to the client that is explicitly due to the Bank’s direct involvement.

5	Financing from a private entity on commercial terms due to the Bank’s active involvement.

6	Multilateral development bank (MDB)-agreed private indirect mobilisation (PIM) is defined as financing from private entities provided in connection with a specific activity for which an MDB is providing financing, where no MDB is playing an active or direct role that leads to the commitment of the private entity’s finance. This amount includes many instances where the EBRD was instrumental in the underlying transaction but the structure of the project did not allow it to evidence the qualification of the mobilised amount as direct mobilisation.

7	The sum of annual mobilised investment and private indirect mobilisation in a given year.

EBRD Financial Report 2025	3

The Bank engages primarily in Banking and Treasury activities. Banking activities represent investments in projects that, in accordance with the Agreement Establishing the EBRD, are made for the purpose of assisting the countries in which the Bank invests in their transition to open market economies while fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management.

Banking operations

Operational results

In a year of persistent global uncertainty and uneven recovery, the EBRD responded to continued strong demand for its unique model of investment and policy engagement across all of its countries of operation. The Bank continued to deliver on its strategic priorities through green, inclusive and private-sector investments, as well as maintaining its deep engagement in Ukraine in the fourth year of Russia’s full-scale military invasion of the country. In addition, it began operating in sub-Saharan Africa, signing its first projects in the region in 2025. In this context, the Bank delivered record levels of activity, with Annual Bank Investment reaching €16.8 billion8 in 2025, comprising 640 investment operations and 86 trade finance agreements under the Trade Facilitation Programme (2024: €16.6 billion, 584 investment operations and 86 trade finance agreements).

The EBRD invested in 36 economies in 2025, with investment by region as follows: €3.7 billion in eastern Europe and the Caucasus; €2.9 billion in south-eastern Europe; €2.8 billion in the southern and eastern Mediterranean (SEMED); €2.7 billion in Türkiye; €2.6 billion in central Europe and the Baltic states; €1.7 billion in central Asia; €0.4 billion in Greece; and €30 million in sub-Saharan Africa.

In 2025, Annual Bank Investment in the financial sector reached €7.2 billion, with most of the financing directed via partner banks, including to small and medium-sized enterprises, to projects supporting environmental sustainability, to the facilitation of international trade and to projects developing capital markets. A further €4.8 billion was invested in the sustainable infrastructure sector, with the same amount invested in the diversified corporate sectors.

The Bank’s portfolio of investment operations9 increased from €62.0 billion in 2024 to €64.5 billion by the end of 2025. The growth in the Bank’s portfolio reflected the level of new investments, partially offset by the substantial weakening of the

US dollar against the euro during 2025 (€/US$ 1.035 at end-2024, compared with €/US$ 1.174 at end-2025), resulting in a decrease in the reported euro value of the Bank’s US dollar-denominated assets.

Gross disbursements10 reached a record €11.5 billion in 2025, above the €10.6 billion disbursed in 2024. Gross disbursements combined with loan repayments of €8.3 billion (2024: €7.4 billion) and equity divestments of €0.7 billion (2024: €0.5 billion) resulted in operating assets11 of €43.0 billion at end-2025, up from €42.1 billion at end-2024. Operating assets comprised €38.1 billion of disbursed outstanding loans (2024: €37.3 billion) and €4.9 billion of disbursed outstanding equity investments at historic cost (2024: €4.8 billion) at 31 December 2025.

In addition to Annual Bank Investment, annual mobilised investment reached a record €5.7 billion, comprising €2.8 billion of direct mobilisation from the private sector, principally through syndicated and parallel loans, €1.1 billion of unfunded risk participations the Bank attracted on its own projects, and a further €1.7 billion through trade facilitation, non-payment insurance, advisory mobilisation, equity participations and public sources. In addition to direct mobilisation, the Bank indirectly mobilised €21.1 billion of private finance in 2025, corresponding to additional investment attracted by projects the Bank invested in. The combined value of annual mobilised investment and indirect mobilisation totalled €26.8 billion in 2025, similar to the 2024 level.

Furthermore, the Bank’s activities in 2025 were strongly supported by donors and shareholders, including Special Funds, Cooperation Funds and Trust Funds. Donor funding played a critical role in the EBRD’s engagement in Ukraine, with contributions from donors to support operations in the country totalling €0.9 billion.

These broad-based results reflect an ongoing commitment to the transition of members within the EBRD regions as they build and strengthen sustainable, inclusive, open market economies.

Financial performance

Banking operations recorded a net profit of €0.6 billion12 for 2025, including operating expenses, compared with a net profit of €1.2 billion in 2024. The Banking profit for the year is primarily attributable to €0.6 billion of net interest and fee income and €0.8 billion of gains from equity investments, offset by €0.1 billion of impairment charges and €0.6 billion of expenses and depreciation. The year-on-year decline in net profit was mainly due to the €0.3 billion decrease in net interest income, the impairment charges of €0.14 billion (compared with a

8	As region/sector amounts and disbursements/repayments are individually reported to one decimal point, the sum of these amounts may create a rounding difference with the Annual Bank Investment total.
9	The Bank’s loans and equity investments at cost, together with undrawn commitments.
10	Principal outflows from the Bank to a client or other agreed third parties.

11	Operating assets are the total amounts disbursed less reflows.

12	See page 70 (in note 3) for further details.

4	EBRD Financial Report 2025

release of €0.11 billion in 2024), temporary accounting adjustments, and decreases in fair value gains from both equity investments and loans measured at fair value.

Net interest income decreased, primarily due to effective interest rate accounting adjustments, which reflect timing differences rather than changes in underlying economic performance. Dividend income from equity investments grew by 49 per cent to stand at €0.2 billion, partly offset by the fair value loss on the valuation of investments.

The ECL charge of €0.14 billion for the Banking portfolio included charges related to the post-model adjustment (PMA). The NPL ratio increased to 8.4 per cent (2024: 6.3 per cent), but when the impact of Ukraine is excluded the NPL ratio stood at 3.1 per cent, broadly unchanged from the previous year. The impact of Ukrainian NPLs on ECLs was partially offset by guarantees issued by the EU and other member countries for these loans.

Treasury operations

Portfolio

The value of assets under Treasury management at 31 December 2025 was €39.5 billion (2024: €35.6 billion) and borrowings were €58.8 billion (2024: €55.2 billion). The 2025 funding programme was completed with the Bank raising medium- and long-term debt of €19.3 billion (2024: €15.0 billion). Similarly to the Banking portfolio, the size of Treasury’s balance sheet was reduced by the weakening of the US dollar against the euro during 2025 (€/US$ 1.035 at end-2024, compared with €/US$ 1.174 at end-2025), resulting in a decrease in the euro value of the Bank’s US dollar-denominated assets. The size of Treasury’s balance sheet is primarily determined by the requirements of the Bank’s internal liquidity policies.

Financial performance

Before allowing for the impact of non-qualifying and ineffective hedges and the Bank’s return on capital, Treasury returned a profit of €0.2 billion in 2025, consistent with 2024. Treasury’s performance is internally evaluated before both the impact of non-qualifying and ineffective hedges, which is considered to represent an accounting mismatch rather than an underlying economic gain or loss, and the return on assets funded by capital.13 After allowing for hedge accounting adjustments and the return on capital, Treasury’s operating profit for 2025 was €0.8 billion (2024: €0.6 billion). Treasury’s performance is primarily driven by the generation of net interest income and the fair valuations of derivatives used to manage interest rate and currency risks in the Bank’s balance sheet.

Expenses

General administrative expenses for 2025, inclusive of depreciation and amortisation, were €674 million (2024: €587 million). The pound sterling equivalent of this figure was £563 million (2024: £507 million). The increase in expenses was mainly due to investments in technology, transformational changes and the Bank’s expansion into new countries of operation.

Capital and reserves

The Bank has secured almost 95 per cent of its €4 billion general capital increase, which was approved by the EBRD’s Board of Governors in 2023 and increased the Bank’s authorised capital stock (including callable capital) to €34 billion. All of the Bank’s G7 shareholders have participated, as have the European Union (EU), the European Investment Bank (EIB) and the majority of other shareholders.

The Bank’s reserves increased by €1.3 billion to €19.2 billion at the end of 2025.

Outlook for 2026

The volatility of economic and trade policies and the potential escalation of trade wars and geopolitical tensions present major risks to the outlook, with the wars in Ukraine and the Middle East creating particular uncertainties for projections covering EBRD regions. Slowdowns affecting key trading partners such as Germany – which may face a third consecutive year of recession for the first time since the Second World War – and China would have significant spillover effects on many economies in the EBRD regions. Renewed inflationary pressures and extreme weather events also continue to pose considerable risks for many economies.

Notwithstanding these challenges, the EBRD’s capital increase and the strength of its liquidity will enable the Bank to maintain significant investment in Ukraine’s real economy and continue supporting its priorities in all other economies where it operates throughout 2026 and beyond.

13	See page 75 (in note 10) for a more detailed explanation.

EBRD Financial Report 2025	5

Key financial indicators 2021-25

Key financial indicators are presented for the EBRD covering the last five years. These ratios are influenced by the growth in Banking and Treasury portfolios and Annual Bank Investment over the five-year period in line with the Bank’s strategy. This business growth utilises the Bank’s capital capacity in pursuit of its mandated objectives, while underlying ratios remain at prudent levels.

The Bank’s profits and reserves show volatility due, in particular, to movements in the valuations of share investments and changes in the level of impairment. The return on members’ equity was 5.7 per cent during 2025, resulting in an average return on members’ equity of 7.0 per cent over the last five years (2020-24: an average return of 6.1 per cent). The Bank’s non-performing loan ratio rose to 8.4 per cent at 31 December 2025, compared to 6.3 per cent at the end of 2024.

Cost efficiency deteriorated in 2025, with the cost to debt income ratio increasing to 68.6 per cent in 2025 (2024: 57.6 per cent). This increase reflected lower debt operating income,14 driven by losses on loans measured at fair value through profit or loss, alongside higher operating costs as the Bank expanded its mandate into new countries of operation and invested in IT infrastructure.

Leverage – debt divided by members’ equity – increased to stand at 224.0 per cent at 31 December 2025 (2024: 218.2 per cent), mainly attributable to an increase in the level of total borrowings during the year.

The Bank’s capital strength is reflected in the level of members’ equity, which represented 28.3 per cent of total assets at 31 December 2025 (2024: 29.4 per cent) and 61.7 per cent of Banking assets (development-related exposure) at 31 December 2025 (2024: 60.3 per cent). Both non-risk-adjusted capital ratios remain robust, supported by strong profitability and by capital subscriptions received during the year in connection with the third general capital increase. By 31 December 2025, nearly 95 per cent of the Bank’s €4.0 billion general capital increase had been subscribed to.

	2025	2024	2023	2022	2021
Financial performance
1. Return on members’ equity – net profit basis	5.7%	7.9%	14.9%	(7.4)%	14.2%
2. Return on members’ equity – realised after impairment provisions	6.4%	11.5%	12.7%	1.1%	7.6%
Efficiency 3. Cost to debt income ratio	68.6%	57.6%	59.3%	60.5%	46.9%
Portfolio quality
4. Non-performing loans ratio	8.4%	6.3%	7.9%	7.9%	4.9%
5. Average rating of Treasury liquid assets	2.3	2.4	2.4	2.4	2.4
6. Average maturity of Treasury liquid assets (tenor in years)	1.2	1.1	1.1	0.9	1.1
Liquidity and leverage
7. Liquid assets/undisbursed Banking investments plus one-year debt service	109.8%	90.1%	92.1%	106.6%	123.4%
8. Debt/members’ equity: leverage ratio	224.0%	218.2%	203.0%	227.0%	246.4%
Capital strength
9. Members’ equity/total assets	28.3%	29.4%	30.2%	27.0%	27.3%
10. Members’ equity/Banking assets (development-related exposure)	61.7%	60.3%	58.1%	56.1%	58.9%

Explanatory notes on ratios above

1.	(Total closing members’ equity minus total opening members’ equity) divided by total opening members’ equity. The total closing members’ equity is before net income allocations, consolidation of the EBRD Shareholder Special Fund and capital subscriptions accounted for during the year.

2.	(Total closing members’ equity minus total opening members’ equity) divided by total opening members’ equity. The unrealised Banking fair value movements are excluded from both the total closing and opening members’ equity. The total closing members’ equity is also adjusted for net income allocations and capital subscriptions accounted for during the year.

3.	Total administrative expenses (excluding non-budgeted and exceptional items) divided by total Banking debt operating income before provisions for impairment.
4.	Total non-performing loans as a percentage of total loan operating assets before provisions and fair value adjustments. For further information on non-performing loans, see page 39 in the “Risk management” section.
5.	Represents the average credit rating weighted by Treasury liquid assets based on the Bank’s internal rating scale on page 38.
6.	The average tenor of Treasury assets in years is derived from the weighted average time to final maturity, with the exception of asset-backed securities (ABS) whose final maturity is approximated by the average life of the transaction.

7.	Treasury liquid assets divided by total Banking undrawn commitments (undisbursed but committed investments), plus one year’s debt service, which comprises debt due for redemption within one year (based on expected rather than contractual maturity) and one year’s estimated interest expense.

8.	Total borrowings divided by total members’ equity (adjusted for paid-in capital receivable).

9.	Total members’ equity (adjusted for paid-in capital receivable) divided by total assets (adjusted for liabilities owed to the Equity Participation Fund).

10.	Total members’ equity (adjusted for paid-in capital receivable) divided by total net book value of Banking assets.

14	For the calculation of this metric, movements in debt income attributable to effective interest rate (EIR) adjustments are excluded.

6	EBRD Financial Report 2025

Additional reporting and disclosures

Corporate governance

The Bank is committed to the highest standards of corporate governance. Responsibilities and related controls throughout the Bank are properly defined and delineated. Transparency and accountability are integral elements of its corporate governance framework. This structure is further supported by a system of reporting, with information appropriately tailored for, and disseminated to, each level of responsibility within the Bank to enable checks and balances on the Bank’s activities to function effectively.

The Bank’s governing constituent document is the Agreement Establishing the EBRD (the Agreement), which states that the institution will have a Board of Governors, a Board of Directors, a President and Vice Presidents, as well as other officers and staff.

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which represents the Bank’s 79 members. With the exception of certain reserved powers, the Board of Governors has delegated the exercise of its powers to the Board of Directors, while retaining overall authority.

Board of Directors

The Board of Directors comprises 23 Directors and is chaired by the President. Each Director represents one or more members. Subject to the Board of Governors’ overall authority, the Board of Directors is responsible for the direction of the Bank’s general operations and policies. It exercises the powers expressly assigned to it by the Agreement and those powers delegated to it by the Board of Governors. The Board of Governors has established the following Committees: the Procedures Committee, the Governors’ Committee, the Remuneration Committee and the Ethics Committee.

Board committees

The Board of Directors has established three Board committees to assist with its work:

The Audit and Risk Committee assists the Board of Directors in fulfilling its responsibilities in relation to the following:

●	the integrity of the Bank’s financial statements and its accounting, financial reporting and disclosure policies and practices

●	the soundness of the Bank’s systems of internal controls that management has established regarding finance and accounting matters and their effective implementation

●	the Bank’s Independent Evaluation function, including its status, performance and ability to perform its duties independently and in line with the provisions of the Bank’s Evaluation Policy

●	the Bank’s Independent Project Accountability Mechanism (IPAM), including its status, performance and ability to perform its duties independently and in line with the provisions of the Project Accountability Policy

●	the Bank’s Internal Audit function

●	the Bank’s Compliance function

●	the Bank’s Risk Management function

●	the independence, qualifications and performance of the Bank’s external auditors

●	other responsibilities within its remit.

The Budget and Administrative Affairs Committee assists the Board of Directors in fulfilling its responsibilities in relation to the following:

●	oversight of the preparation of the Strategy Implementation Plan (SIP) and reviews of those parts that fall within its remit

●	efficiency, cost control and budgetary prudence

●	oversight of the Bank’s Special Funds (in particular, the EBRD Shareholder Special Fund), the use of donor funding and relations with the donor community

●	the Bank’s human resources policies

●	specific responsibilities in relation to Governors, the President, Vice Presidents and Directors of the Bank

●	the Bank’s administrative arrangements

●	other responsibilities within its remit.

EBRD Financial Report 2025	7

The Financial and Operations Policies Committee assists the Board of Directors in fulfilling its responsibilities in relation to the following:

●	oversight of the preparation of the Strategic and Capital Framework (SCF) and reviews of those parts that fall within its remit

●	the Bank’s financial policies

●	the Bank’s operations policies, which include (but are not limited to) sector strategies

●	the annual review of the Bank’s operations and lending strategy in each recipient country

●	the Bank’s policies relating to transparency, disclosure and good governance, and the promotion of environmentally sound and sustainable development

●	other responsibilities within its remit.

The President

The President is elected by the Board of Governors. The President is the legal representative and chief of staff of the EBRD. Under the guidance of the Board of Directors, the President conducts the day-to-day business of the Bank.

The President chairs the Bank’s Executive Committee, which also includes the Vice Presidents and other members of the Bank’s senior management.

Primary management committees

Listed below are the committees that directly advised the President or another member of the Executive Committee on the overall management of the Bank during 2025.

Management committees	Chair	Purpose of the committee	Meeting frequency
Executive Committee	President	Advises the President on all aspects of Bank-wide strategic significance, with the exception of matters that fall within the competence of other management committees, as defined in their terms of reference.	Fortnightly
Operations Committee	First Vice President and Head of Client Services Group	Considers matters related to Banking investment operations.	Weekly
Strategy and Policy Committee	Vice President, Policy and Partnerships

Considers matters that fall within the overall responsibility of the Vice President, Policy and Partnerships, and certain matters falling within the responsibility of the Chief Economist.

It focuses primarily on transition, strategy and policy work: country, sector and thematic strategies and policy-related research.

Fortnightly
Risk Committee	Vice President, Chief Risk Officer	Considers matters that fall within the responsibility of the Vice President, Chief Risk Officer, such as Bank-wide risks, including credit and operational risk, with associated follow-up actions. It oversees risk aspects of the Banking and Treasury portfolios (for example, stress testing), approves risk policies and risk reports and considers new Banking/Treasury products.	Monthly
Internal Controls Framework (ICF) Committee	Vice President, Chief Financial Officer	Considers the Bank’s certification process for internal controls, including the effectiveness of internal controls over external financial reporting. This relates to key internal controls over external financial reporting in accordance with the Committee of Sponsoring Organisations of the Treadway Commission (COSO) framework.	Annual
Asset and Liability Committee	Vice President, Chief Financial Officer	Considers matters related to oversight and management of the Bank’s balance sheet position and associated risks, within the limits of the approved risk appetite. It focuses on the management of the Bank’s capital adequacy, liquidity resilience and the other structural balance sheet risks.	Quarterly
Equity Committee	First Vice President and Head of Client Services Group	Oversees the equity portfolio and approves equity exits.	Weekly
Crisis Management Team	Vice President, Chief Risk Officer	Prepares coordinated responses to all critical internal and external issues arising in connection with events that affect the normal operations of the Bank. Ensures that the crisis management and business recovery plans are in place and are tested on a regular basis.	At least three times per year
Information Technology Governance Committee	Vice President, Chief Transformation Officer

Ensures that the Bank’s IT strategy and business plan support the Bank’s business strategy.

Establishes the framework for measuring business benefits and oversees the realisation of benefits arising from IT projects.

Reviews and approves business requests for budget allocation on new projects from the approved IT budget.

Monthly

8	EBRD Financial Report 2025

Management committees	Chair	Purpose of the committee	Meeting frequency
Programme Steering Board	Vice President, Chief Transformation Officer	Ensures the effective and timely implementation of change programmes, approves project design, reviews progress, and reports and escalates issues as appropriate.	Monthly
Data Management Committee	Vice President, Chief Transformation Officer	Considers the Bank’s data architecture and all matters related to data management.	Quarterly
Procurement Complaints Committee	Managing Director, Chief Compliance Officer	Reviews and determines the Bank's position relative to complaints arising from tendering for goods and works and services and selection of consultant services (including those funded by technical cooperation grants or the Bank’s budget) carried out in accordance with the Bank’s policies, directives and procedures for procurement matters.	As necessary

Compliance

The EBRD’s Office of the Chief Compliance Officer (OCCO) has been established as a function that is independent of the Bank’s operational departments. It is headed by a Chief Compliance Officer (CCO), who reports to the President and has full and free access to the Chair of the Audit and Risk Committee (ARC). Any decision to remove the CCO (other than for misconduct) shall be taken by the President in accordance with guidance given by the Board of Directors in an Executive Session.

OCCO’s mission is to protect the integrity and reputation of the Bank, to promote ethical standards of behaviour and to strengthen the Bank’s accountability and transparency. OCCO assists in identifying, assessing and monitoring integrity risks arising from failure to comply with the Bank’s standards and policies, and contributes, in an independent manner, to the Bank’s effective management of such risks. OCCO is also responsible for the development and maintenance of the policies and standards it enforces. The EBRD’s Integrity Risk Policy and Terms of Reference for OCCO, which was last revised on 16 July 2024 and is available on the EBRD’s website,15 sets out, for the benefit of the Bank’s stakeholders, the manner in which OCCO helps the Bank to protect its integrity and reputation and manage integrity risks related to clients and personal conduct-related risks.

As part of its standard-setting role, OCCO is responsible for developing and recommending the policies, rules, procedures and processes governing the ethical behaviour of Board officials, management and staff of the Bank; for establishing the standards of integrity that the Bank expects of its clients, project sponsors and other counterparties; and for ensuring that policies, rules, procedures and processes are effectively communicated and implemented. Its objective is to ensure that the internal standards of integrity at the EBRD are in line with international good practice, creating a demonstration effect in the economies where the Bank invests.

The Code of Conduct for Officials of the Board of Directors of the EBRD and the Code of Conduct for EBRD Personnel (the Codes) are the Bank’s core ethical policies that allow it to assess and mitigate personal conduct-related risks. The Codes are approved by the Bank’s Board of Governors and represent and articulate the values, duties, obligations and ethical standards that the EBRD expects of its Board Officials and staff members. Each Code must be reviewed as and when deemed necessary, but no later than five years from the date on which it became effective. A key element of the Bank’s ethics architecture is a standing Ethics Committee, consisting of Directors selected under a codified procedure. It exercises prescribed functions under the Codes for Covered Persons (namely: (i) Board Officials; (ii) the President; (iii) Vice Presidents; (iv) the Chief Evaluator; (v) the Chief Accountability Officer; (vi) the Chief Compliance Officer; and (vii) the Chief Internal Auditor). For example, it considers requests for authorisations and/or derogations for Covered Persons and investigates reports of alleged misconduct by Covered Persons. The Codes can be found at: www.ebrd.com/integrity-and-compliance.html.

Financial and integrity due diligence are integrated into the Bank’s approval of new business and the monitoring of its existing operations. OCCO provides independent expert advice to management on significant integrity concerns and assesses whether the potential risk is acceptable to the Bank. It monitors the integrity due diligence information provided by the Banking Department to ensure that it is accurate and that integrity concerns are properly identified and, where possible, mitigated. It also advises on and manages risks relating to the identification and handling of material non-public information, and those relating to conflicts of interest that may arise between the EBRD’s multiple relationships with, or interests in, clients. In addition, the EBRD’s policy on Domiciliation of EBRD Clients (the Domiciliation Policy) sets out the conditions under which the EBRD may finance a project when a borrower, an investee or a controlling entity is domiciled in a jurisdiction other than that where the project is located (a third jurisdiction). The Domiciliation Unit within OCCO assesses projects to determine whether jurisdictions used in cross-border ownership structures are acceptable.

15	www.ebrd.com/integrity-and-compliance.html

EBRD Financial Report 2025	9

OCCO is further responsible for investigating allegations of staff misconduct, as well as allegations of fraud and corruption in relation to the Bank’s projects and counterparties. Allegations of staff misconduct are investigated under the Conduct and Disciplinary Rules and Procedures (CDRPs), which address, among other things, the Bank’s approach to handling complaints of inappropriate behaviour and the division of responsibility between the CCO as fact-finder and the Managing Director, Human Resources and Organisational Development as decision-maker. The CDRPs specify the rights and duties of both the Bank and the staff member in question during the investigative and disciplinary processes and provide safeguards for the subject of the investigation. Allegations of misconduct on the part of Covered Persons are dealt with in accordance with the provisions of the relevant Codes. The CDRPs, together with the Harassment-Free and Respectful Workplace Procedures, which set out processes for dealing with improper interpersonal behaviour, were last revised on 14 October 2024.

Allegations of fraud and corruption in relation to activities and projects financed from the Bank’s ordinary capital resources (including the purchase of goods, works or services for the Bank) or from special resources, or from Cooperation Funds administered by the Bank, are investigated under the Bank’s Enforcement Policy and Procedures (EPPs). The EBRD’s EPPs are the policy and procedures governing the investigation and sanctioning (if necessary) of parties alleged to have engaged in Prohibited Practices in relation to Bank assets or a Bank project and the sanctioning of parties on whom a third-party finding (as defined by the EPPs) has been imposed. The EPPs define Prohibited Practices as coercion, collusion, corruption, fraud, misuse of EBRD resources or EBRD assets, obstruction and theft. They also allow for a two-tier decision-making process, the introduction of a settlement process and streamlined procedures for referring matters to national authorities. The EPPs also describe the process by which the Bank applies sanctions imposed by other multilateral development banks pursuant to the Agreement for the Mutual Enforcement of Debarment Decisions. Details of the individuals, entities and sanctions are posted at www.ebrd.com/ineligible-entities.html.

OCCO is also responsible for training Bank personnel in relation to the Bank’s ethical principles and anti-money-laundering and counter-terrorist-financing requirements. It also provides mandatory training to Board Officials on the Board Code. In addition, it provides specialist training and advises, as necessary, individuals who are nominated by the Bank to serve as directors on the boards of companies in which the Bank holds an equity interest.

The Bank’s annual Integrity and Anti-Corruption Report is published by OCCO. The report describes the Bank’s strategy to promote integrity and ethical behaviour and prevent fraud and corruption, and highlights the most recent measures taken. It can be found at www.ebrd.com/integrity-and-compliance.html.

Independent Project Accountability Mechanism

The Bank has an accountability mechanism that assesses and reviews complaints about environmental, social and disclosure issues in relation to Bank-financed projects and provides, where warranted, a determination as to whether the Bank acted in compliance with relevant policies when it approved a particular project. When it has not complied, the Independent Project Accountability Mechanism (IPAM) issues recommendations to address the non-compliance and the related harm. The Bank’s management is then required to propose and implement a corrective action plan that remediates the non-compliance and harm. The mechanism also has a problem-solving function which can serve to address concerns through alternative resolution processes between the project sponsor and complainants to find mutually agreeable solutions. The IPAM reports to the Board via the Audit and Risk Committee and is headed by the Chief Accountability Officer. The Chief Accountability Officer is responsible for directing the effective implementation of the EBRD’s 2019 Project Accountability Policy, promoting institutional accountability at the project level, institutional learning and upholding the reputation of the Bank. The IPAM is in the process of reviewing this Policy.

Information about the IPAM and registered complaints can be found at www.ebrd.com/ipam.

Independent Evaluation Department

The Independent Evaluation Department (IEvD) evaluates the performance and results of the Bank’s projects, programmes or strategies, or wider themes relative to their objectives, offering insights that inform operational choices and enhance performance over time. It reports directly to the Board of Directors through the Audit and Risk Committee, ensuring full institutional independence from the Bank’s management. The independence of the department ensures that it can perform two critical functions: strengthening the Bank’s accountability through rigorous, evidence-based evaluation of the effectiveness, relevance, efficiency and sustainability of the Bank’s operations, policies and strategies; and fostering institutional learning through effective evaluation knowledge management and learning loops for improved performance. While IEvD considers management’s views during the evaluation process, it alone makes the final decision and retains sole responsibility for determining the final content of its reports.

10	EBRD Financial Report 2025

Reporting

The EBRD’s corporate governance structure is supported by appropriate financial and management reporting. The Bank has a functioning mechanism to be able to certify in the Financial Report 2025 as to the effectiveness of internal controls over external financial reporting, using the COSO internal control framework (2013). This annual certification statement is signed by both the President and the Vice President, Chief Financial Officer (CFO) and is subject to a review and an attestation by the Bank’s external auditors. In addition, the Bank has a comprehensive system of reporting to its Board of Directors and its committees. This includes reporting to the Audit and Risk Committee on the activities of the Independent Evaluation Department and the Internal Audit Department.

Financial and operational risks

Financial and operational risks are discussed in the “Risk management” section of this report, which begins on page 36.

Internal audit

The Internal Audit Department is a third line of defence and, in accordance with the Institute of Internal Auditors’ International Professional Practices Framework, is responsible for providing independent and objective assurance to executive management and the Board of Directors on the adequacy and effectiveness of internal controls, governance and risk management processes to mitigate the Bank’s key risks.

External auditors

The external auditors are appointed by the Board of Directors, on the recommendation of the President. The external auditors may be appointed for terms of five years with a maximum of two consecutive terms. In 2024 the Board approved the appointment of Deloitte LLP as the Bank’s external auditors for the five-year period 2025-29.

The external auditors perform an annual audit in order to be able to express an opinion on whether the financial statements give a true and fair view of the state of the Bank’s affairs and of its profit and cash flows, in accordance with International Financial Reporting Standards (IFRS). In addition, the external auditors provide their opinion on management’s assertion as to the effectiveness of internal controls over financial reporting. This opinion is given as a separate report to the audit opinion. At the conclusion of their annual audit, the external auditors prepare a management letter for the Audit and Risk Committee, setting out their views and management’s responses on the effectiveness of internal controls and other matters. This letter is reviewed in detail and discussed with the Audit and Risk Committee. The Audit and Risk Committee reviews the performance and independence of the external auditors annually.

There are key provisions in the Bank’s policies regarding the independence of the external auditors. The external auditors are prohibited from providing non-audit-related services to the Bank unless such a service is judged to be in the interest of the Bank, is consistent with relevant professional independence principles, and is approved by the President and the Chair of the Audit and Risk Committee. The external auditors can also provide consultancy and other services paid for by the Bank, Special Funds and Cooperation Funds relating to client projects only if such incidences are similarly approved by the President and the Chair of the Audit and Risk Committee. Collectively, all non-audit-related services provided by the external auditor are subject to a cap approved by the President and the Chair of the Audit and Risk Committee.

Reward policy

The Bank has designed a market-oriented staff reward policy, within the constraints of its status as an international financial institution (IFI), based on the principle that rewards should:

●	be competitively positioned in order to attract and retain high-calibre employees from a wide range of the Bank’s regions

●	promote a culture where consistent high performance and behaviours that reflect EBRD values and competencies are recognised and rewarded

●	facilitate mobility in support of business objectives and continued staff development

●	deliver a high-quality package of benefits on a global basis to provide an appropriate level of security and be relevant to a diverse employee base

●	engage with employees through an open and transparent total reward process.

EBRD Financial Report 2025	11

To help meet these principles, the Bank uses market comparators to evaluate its staff compensation and aims to ensure that salary and performance-based compensation awards are driven by performance. Market comparators for the Bank are primarily private-sector financial institutions in each of its locations plus other IFIs.

The performance-based compensation awards are structured to recognise individual and team contributions to the Bank’s overall performance. These payments represent a limited proportion of the overall total compensation and benefits package provided to staff.

EBRD staff remuneration

Staff on fixed-term or regular contracts are eligible for an annual salary adjustment, which is reviewed on 1 January each year. In addition, members of staff who are not eligible for overtime pay are eligible to receive a performance-based compensation award depending on the Bank’s and the individual staff member’s performance, and subject to any eligibility clause specified within their contractual terms of reference.

Staff on fixed-term or regular contracts, as well as most of the Board of Directors,16 the President and Vice Presidents, are covered by medical insurance and life insurance and participate in the Bank’s retirement plans. Certain staff hired from abroad may be eligible for some allowances to assist with costs related to their relocation.

There are two retirement plans in operation. The Money Purchase Plan is a defined contribution plan to which both the Bank and staff contribute, with Plan members making individual investment decisions. The Final Salary Plan (FSP) is a defined benefit plan, to which only the Bank contributes. Both plans provide a lump sum benefit on leaving the Bank or at retirement age, such that retirement plan obligations to staff once they have left the Bank or retired are minimal (being limited to inflation adjustments on undrawn or deferred benefits under the FSP). The rules for the retirement plans are approved by the Board of Directors and the operation of the plans is monitored by a Retirement Plan Committee, a Retirement Plan Administration Committee and a Retirement Plan Investment Committee.

The salaries and emoluments of all staff are subject to an internal tax, applied at rates that vary according to the individual’s salary and personal circumstances. Their salaries and emoluments are exempt from national income tax in the United Kingdom.

President and Vice Presidents

The President is elected by the Board of Governors and typically receives a fixed-term contract of four years. The President’s salary and benefits are approved by the Board of Governors. The President can participate in the same benefit schemes as staff but is not eligible for performance-based compensation awards.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President and typically have fixed-term contracts of four years. Their salaries and benefits are approved by the Board of Directors. The Vice Presidents can participate in the same benefit schemes as staff but are not eligible for performance-based compensation awards.

The gross salaries for each of these positions, from which internal tax is deducted, are as follows:

	2025	2025	2024	2024
	£ 000	€ 000	£ 000	€ 000
President	443	517	433	498
First Vice President and Head of Client Services Group	407	475	398	458
Vice President, Chief Financial Officer	371	433	363	418
Vice President, Chief Risk Officer	371	433	363	418
Vice President, Banking	371	433	363	418
Vice President, Chief Transformation Officer	371	433	363	418
Vice President, Policy and Partnerships	371	433	363	418

16	Some Directors and Alternate Directors are paid directly by their constituency and do not participate in the Bank’s retirement plans and/or other benefits.

12	EBRD Financial Report 2025

Board of Directors

Directors are elected by the Board of Governors for a term of three years and may be re-elected. Directors appoint Alternate Directors. The salaries of Directors and Alternate Directors are approved by the Board of Governors. They can participate in the same benefit schemes as staff but are not eligible for performance-based compensation awards. Some Directors and Alternates are paid directly by the constituency that they represent. In such cases, the funds that would otherwise be used by the Bank to pay such Directors and Alternates are made available to the directorship to offset other eligible costs.

The most recently approved gross salaries for these positions, from which internal tax is deducted, are as follows:

	2025	2025	2024	2024
	£ 000	€ 000	£ 000	€ 000
Director	187	219	183	211
Alternate Director	156	182	152	175

Senior management

Key management personnel comprise members of the Bank’s Executive Committee and Managing Directors. This group, excluding the President and Vice Presidents (for whom information is given above), consists of 37 (2024: 36) individuals who received gross salaries, from which internal tax is deducted, in the ranges shown in the table below. The average performance-based compensation award for eligible members of this group was 20 per cent of annual gross salary in 2025 (2024: 20 per cent).

	2025	2025	2024	2024
	£ 000	€ 000	£ 000	€ 000
Minimum	139	162	126	145
Median	210	245	204	235
Maximum	320	373	313	360
No. in group	37	37	36	36

EBRD Financial Report 2025	13

Consolidated income statement

These financial statements were approved for issue by the Board of Directors on 29 April 2026.

		Year 31 to Dec 2025	Year 31 to Dec 2024
	Note	€ million	€ million
Interest income
From Banking loans		1,851	2,330
From fixed-income debt securities and other interest		1,704	2,037
		3,555	4,367
Other interest
Interest expense and similar charges		(2,360)	(2,708)
Net interest expense on derivatives		(44)	(201)
Net interest income	4	1,151	1,458

Fee and commission income		182	136
Fee and commission expense		(124)	(114)
Net fee and commission income	5	58	22

Donor-related income		28	29
Donor-related expense		(27)	(31)
Net donor-related (expense)/income		1	(2)

Dividend income		209	140
Net gains from share investments at fair value through profit or loss	6	589	725
Net (losses)/gains from loans	7	(30)	48
Net gains from Treasury assets held at amortised cost	8	1	1
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	9	166	81
Fair value movement on non-qualifying and ineffective hedges	10	-	(246)
Impairment provisions on Banking loan investments	11	(120)	111
Impairment provisions on guarantees		(14)	(7)
General administrative expenses	12	(608)	(522)
Depreciation and amortisation	21, 22	(66)	(65)
Net profit		1,337	1,744

Attributable to:
Equity holders		1,337	1,744

Memorandum items
Transfers of net income approved by the Board of Governors	27	(10)	(20)
Net profit after transfers of net income approved by the Board of Governors		1,327	1,724

Pages 19 to 97 are an integral part of these financial statements.

14	EBRD Financial Report 2025

Consolidated statement of
comprehensive income

				Year to 31 Dec 2025	Year to 31 Dec 2024
			Note	€ million	€ million
Net profit				1,337	1,744
Other comprehensive income
1.	Items that will not be reclassified subsequently to profit or loss
	−	Gains on share investments designated as fair value through other comprehensive income	20	23	34
	−	Actuarial gains on defined benefit scheme	30	52	59
2.	Items that may be reclassified subsequently to profit or loss
	−	Gains on cash flow hedges		(21)	(9)
	−	Cross-currency basis spread on fair value hedging instruments		(3)	40
	−	Gains on loans measured at fair value through other comprehensive income		43	105
	–	Losses on loans designated as fair value through other comprehensive income reclassified to profit or loss		-	(62)
	−	Gains on cash flow hedges reclassified to profit or loss		(138)	(63)
Other comprehensive (expense)/income				(44)	104
Total comprehensive income				1,293	1,848

Attributable to:
Equity holders				1,293	1,848

Pages 19 to 97 are an integral part of these financial statements.

EBRD Financial Report 2025	15

Consolidated balance sheet

		31 Dec 2025	31 Dec 2024
	Note	€ million	€ million
Assets
Placements with and advances to credit institutions	13
Cash and cash equivalents		6,857	6,013
Other placements and advances		20,829	18,780
		27,686	24,793
Debt securities	14
At fair value through profit or loss		2,195	1,357
At amortised cost		10,340	9,480
		12,535	10,837
Other financial assets	15
Derivative financial instruments		5,229	5,709
Paid-in capital receivable[17]		2,922	1,025
Other financial assets		1,127	1,047
		9,278	7,781
Loan investments
Loans at amortised cost	16	36,268	35,627
Less: Provisions for impairment	11	(1,533)	(1,600)
Loans at fair value through other comprehensive income	17	623	790
Loans at fair value through profit or loss	18	893	945
		36,251	35,762
Share investments
Banking portfolio:
At fair value through profit or loss	19	6,587	6,539
Treasury portfolio:
Share investments at fair value through other	20	214	191
comprehensive income
		6,801	6,730
Intangible assets	21	167	164
Property and equipment	22	373	400
Total assets		93,091	86,467

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	23	1,783	1,396
Debts evidenced by certificates	24	57,039	53,838
		58,822	55,234
Other financial liabilities	25
Derivative financial instruments		3,207	4,084
Other financial liabilities		1,882	1,833
		5,089	5,917
Total liabilities		63,911	61,151

Members’ equity attributable to equity holders
Paid-in capital	26	10,019	7,438
Reserves and retained earnings	27	19,161	17,878
Total members’ equity		29,180	25,316
Total liabilities and members’ equity		93,091	86,467

Memorandum items
Undrawn commitments and guarantees	28	21,721	19,912

Pages 19 to 97 are an integral part of these financial statements.

17	Previously, this amount was included within “other financial assets”. Comparative information has been re-presented accordingly.

16	EBRD Financial Report 2025

Consolidated statement of changes in equity

						Restated[18]
	Subscribed	Callable	Revaluation	Hedging	Actuarial	retained	Total
	capital	capital	reserve	reserve	remeasurement	earnings	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January 2024	29,761	(23,543)	68	379	139	15,464	22,268
Profit or loss for the year	-	-	-	-	-	1,744	1,744
Other comprehensive income for the year	-	-	77	(32)	59	-	104
Transfers of net income approved by the Board of Governors	-	-	-	-	-	(20)	(20)
Capital contributions	1,223	(3)	-	-	-	-	1,220
At 31 December 2024	30,984	(23,546)	145	347	198	17,188	25,316

At 1 January 2025	30,984	(23,546)	145	347	198	17,188	25,316
Profit or loss for the year	-	-	-	-	-	1,337	1,337
Other comprehensive expense for the year	-	-	66	(162)	52	-	(44)
Transfers of net income approved by the Board of Governors	-	-	-	-	-	(10)	(10)
Capital contributions	2,589	(8)	-	-	-	-	2,581
At 31 December 2025	33,573	(23,554)	211	185	250	18,515	29,180

Refer to note 27 on “Reserves and retained earnings” on page 89 for a further explanation of the Bank’s reserves.

Pages 19 to 97 are an integral part of these financial statements.

18	Previously, the EBRD Shareholder Special Fund and retained earnings were presented separately. Comparative information has been re-presented accordingly.

EBRD Financial Report 2025	17

Consolidated statement of cash flows

		Year 31 to Dec 2025	Year 31 to Dec 2024
	Note	€ million	€ million
Cash flows from operating activities
Net profit for the year		1,337	1,744
Adjustments to reconcile net profit/(loss) to net cash flows:
Non-cash items in the income statement
Depreciation and amortisation	21, 22	66	65
Net provisions charge/(release) for Banking loan losses and guarantees	11	134	(104)
Fair value movement on share investments[19]		74	(390)
Net losses/(gains) from loans[19]		32	(27)
Fair value movement on Treasury investments	9	(166)	(81)
Other unrealised fair value movements		-	246
Cash flows from the sale and purchase of operating assets
Proceeds from repayments of Banking loans		10,119	9,669
Funds advanced for Banking loans		(12,514)	(11,825)
Proceeds from sale of Banking share investments		1,346	823
Funds advanced for Banking share investments		(723)	(890)
Net cash flows from Treasury derivative settlements		(876)	(1,058)
Net placements to credit institutions[19]		(4,749)	(5,935)
Net amounts owed to credit institutions and other third parties		436	463
Working capital adjustment
Movement in interest income receivable		414	65
Movement in interest expense payable		429	381
Movement in net fee and commission income receivable		(34)	(18)
Movement in accrued expenses payable		23	74
Net cash used in operating activities		(4,652)	(6,798)

Cash flows from investing activities
Proceeds from debt securities at amortised cost		2,638	2,096
Purchases of debt securities at amortised cost		(3,991)	(2,823)
Proceeds from debt securities at fair value through profit or loss		3,694	2,996
Purchases of debt securities at fair value through profit or loss		(4,648)	(3,354)
Purchase of intangible assets, property and equipment		(43)	(45)
Cash flows used in investing activities		(2,350)	(1,130)

Cash flows from financing activities
Capital received		623	190
Transfers of net income paid		(20)	(23)
Lease incentives received		-	-
Lease payments		(10)	(9)
Issue of debts evidenced by certificates		20,849	18,657
Redemption of debts evidenced by certificates		(13,539)	(11,264)
Net cash generated from financing activities		7,903	7,551
Net increase/(decrease) in cash and cash equivalents		901	(377)
Effect of foreign exchange rate changes[19]		(57)	66
Cash and cash equivalents at 1 January		6,013	6,324
Cash and cash equivalents at 31 December	13	6,857	6,013

Cash and cash equivalents are amounts with less than three months to maturity from the date of the transactions, which are available for use at short notice and are subject to insignificant risk of change in value. Within the 31 December 2025 balance is €2 million restricted for technical assistance to be provided to member economies in the SEMED region (2024: €2 million). Also within the 31 December 2025 balance is €101 million (2024: €44 million) of “restricted cash”. The restricted cash cannot be transferred out of Russia. See note 13 on page 81 for total amounts in “Placements with and advances to credit institutions”.

Interest received was €7,584 million (2024: €7,724 million) and interest paid was €6,039 million (2024: €6,247 million).

Pages 19 to 97 are an integral part of these financial statements.

19	Certain lines in the 2024 cash flow statement have been restated to be consistent with the 2025 presentation.

18	EBRD Financial Report 2025

Accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets at fair value through other comprehensive income, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement which form part of a qualifying hedge relationship have been accounted for in accordance with hedge accounting rules – see “Derivative financial instruments and hedge accounting” on page 22.

The financial statements have been prepared on a going-concern basis owing to the strength of the Bank’s capital and liquidity positions, the level of operational resilience demonstrated in previous years and the high level of shareholder support (as demonstrated through the capital increase which became effective on 31 December 2024). The Bank’s Board of Directors considered the Bank’s ongoing financial sustainability when approving the Bank’s Strategy Implementation Plan 2026-28 in December 2025, which analysed the Bank’s capital and liquidity position. The going-concern assessment was confirmed by the President and the Vice President, Chief Financial Officer on 29 April 2026, the date on which they signed the financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain significant accounting estimates. It also requires management to exercise its judgement in the process of applying the Bank’s policies. The areas involving a higher degree of judgement or complexity, or areas where judgements and estimates are significant to the financial statements, are disclosed in “Accounting policies and judgements”, which begins on page 20, and “Significant accounting estimates and critical judgements”, which begins on page 29.

New and amended IFRS mandatorily effective for the current reporting period

The following amendment to an existing standard became effective for the current reporting period and had a negligible impact or no impact on the Bank’s financial statements:

●       Amendments to: IAS 21: The Effects of Changes in Foreign Exchange Rates

IFRS not yet mandatorily effective and not adopted early

The following standards and amendments are not yet effective and have not been adopted early.

Pronouncement	Nature of change	Potential impact
IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 was issued to replace IAS 1: Presentation of Financial Statements. This standard introduces additional required disclosures in the statement of profit or loss.

Effective for annual reporting periods beginning on or after 1 January 2027.

The Bank has completed an impact analysis, which indicates that one of the main expected changes will relate to the presentation of the income statement.
IFRS 19: Subsidiaries without Public Accountability: Disclosures	IFRS 19 permits some subsidiaries to apply IFRS Accounting Standards with reduced disclosure requirements. Effective for annual reporting periods beginning on or after 1 January 2027.	The Bank anticipates no impact as a result of adopting the changes to the standard, including the impact of contingent sustainability features on the classification of financial assets.
Amendments to: IFRS 9: Financial Instruments IFRS 7: Financial Instruments: Disclosures

These amendments introduce requirements for assessing instruments with contingent features and resulting disclosure, as well as more detailed disclosure over contracts referencing nature-dependent electricity supplier finance arrangements.

Effective for annual reporting periods beginning on or after 1 January 2026.

The Bank anticipates minimal impact as a result of adopting the changes to the standards.
Annual improvements to IFRS Accounting Standards – Volume 11	These amendments cover various accounting standards, including IFRS 7: Financial Instruments: Disclosures, IFRS 9: Financial Instruments, IFRS 10: Consolidated Financial Statements and IAS 7: Statement of Cash Flows, and primarily relate to changes in disclosures.	The Bank anticipates no impact as a result of adopting the changes to the standards.

EBRD Financial Report 2025	19

B. Accounting policies and judgements

Consolidation

The consolidated financial statements of the Bank combine the financial statements of the European Bank for Reconstruction and Development and its wholly controlled subsidiary, the EBRD Shareholder Special Fund (SSF). The Bank has control over another entity when it has each of the following:

●	Power over the relevant activities of the entity

●	Exposure to, or rights to, variable returns from its involvement with the entity

●	The ability to affect those returns through its power over the entity.

The assessment of control is based on the consideration of all facts and circumstances. The Bank reassesses whether it controls an entity if facts and circumstances indicate that there are changes to one or more of the three elements of control. On 31 December 2022 the rules of the SSF were amended such that, in the event of its liquidation, all remaining resources of the fund would be passed to the Bank. This amended the EBRD’s assessment of control as, through the change, the Bank became exposed to variable returns through its involvement with the SSF, whereas previously it was not. The Bank consolidated the SSF on an acquisition accounting basis, whereby the Bank recognised the identifiable assets and liabilities of the SSF at the date of consolidation and paid no monetary consideration to obtain control of the SSF. As the Bank paid no cash consideration to acquire the SSF, and only an implied capital contribution was recognised, no goodwill arose on consolidation.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used across the Bank and its subsidiary.

Financial assets – classification and measurement

The classification of the Bank’s financial assets depends on both the contractual characteristics of the assets and the business model adopted for their management. Based on this, financial assets are classified in one of three categories: those measured at amortised cost, those measured at fair value through other comprehensive income and those measured at fair value through profit or loss.

Financial assets at amortised cost

An investment is classified as “amortised cost” only if both of the following criteria are met: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding, interest being consideration for the time value of money and the credit risk associated with the principal amount outstanding.

Investments meeting these criteria are measured initially at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets. They are subsequently measured at amortised cost using the effective interest method less any impairment. Except for debt securities held at amortised cost, which are recognised at trade date, the Bank’s financial assets at amortised cost are recognised at settlement date.

Financial assets at fair value through other comprehensive income

The Bank accounts for a small number of strategic equity investments20 at fair value through other comprehensive income with no recycling of such fair value gains or losses through the income statement on derecognition. Dividend income received on these investments is recognised in the income statement. Such a classification is available only for equity investments that are not held for trading purposes, following an irrevocable election to do so at the point of initial recognition.

20	See note 20 to the financial statements on page 83.

20	EBRD Financial Report 2025

In addition to the above class of financial assets at fair value through other comprehensive income, a category is available whereby gains or losses recognised in other comprehensive income are subsequently recognised in the income statement. An investment is classified as “fair value through other comprehensive income” in this manner only if both of the following criteria are met: the objective of the Bank’s business model is achieved by both holding the asset to collect the contractual cash flows and selling the asset; and the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding, interest being consideration for the time value of money and the credit risk associated with the principal amount outstanding.

A subsection of the Bank’s loan investments meeting these criteria are measured initially at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets. They are subsequently measured at fair value, but until derecognition the amounts recorded in the income statement are the interest income measured using the effective interest method less any impairment. The difference between the fair value movements and the amounts recorded in the income statement is recognised in the statement of other comprehensive income. Upon derecognition, the fair value gains or losses previously recognised as other comprehensive income are then recycled to the income statement. The Bank’s financial assets at fair value through other comprehensive income are recognised at settlement date.

Financial assets at fair value through profit or loss

If neither of the classifications above apply, the financial asset is classified as “fair value through profit or loss”. The presence of an embedded derivative, or other features which could potentially change the cash flows arising on a financial asset so that they no longer represent solely payments of principal and interest, requires that instrument to be classified at fair value through profit or loss, an example being a convertible loan.

Financial assets classified at fair value through profit or loss are recognised on a settlement-date basis if within the Banking loan portfolio and on a trade-date basis if within the Treasury portfolio.

The Bank’s share investments – equity investments held within its Banking portfolio – are measured at fair value through profit or loss, including associate investments. The Bank considers the latter to be venture capital investments for which IAS 28: Investments in Associates and Joint Ventures does not require the equity method of accounting. This is a critical judgement. The Bank’s financial objectives through these investments are to generate returns from capital appreciation and dividend income. The Bank plays no active role in their management, and their performance is measured by the Bank on a fair value basis.

The basis of fair value for listed share investments in an active market is the quoted bid market price on the balance sheet date. The basis of fair value for share investments that are either unlisted or listed in an inactive market is determined using valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are net asset value and earnings-based valuations, to which a multiple is applied based on information from comparable companies and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

The Bank’s share investments are recognised on a trade-date basis.

At initial recognition, the Bank measures these assets at their fair value. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement. Such assets are carried at fair value on the balance sheet with changes in fair value included in the income statement in the period in which they occur.

Derecognition of financial assets

The Bank derecognises a financial asset, or a portion of a financial asset, where the contractual rights to that asset have expired or where the rights to further cash flows from the asset have been transferred to a third party and, with them, either:

1)	substantially all the risks and rewards of the asset, or

2)	significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Where significant risks and rewards have been transferred, but the transferee does not have the unconditional ability to sell or pledge the asset, the Bank continues to account for the asset to the extent of its continuing involvement. Where neither derecognition nor continuing involvement accounting is appropriate, the Bank continues to recognise the asset in its entirety and recognises any consideration received as a financial liability.

EBRD Financial Report 2025	21

Financial liabilities

With the exception of derivative instruments that must be measured at fair value, and the Bank’s obligations to the Equity Participation Fund,21 the Bank does not designate any financial liabilities at fair value through profit or loss. All are measured at amortised cost, unless they are part of a designated fair value hedge, in which case the amortised cost is adjusted for the fair value movements attributable to the risks being hedged. Liabilities are recognised when the Bank becomes party to the contractual provisions of the instrument.

Interest expense is accrued using the effective interest rate method and is recognised within the “interest expense and similar charges” line of the income statement, except for the allocated cost of funding Treasury’s trading assets which is recognised within “net gains from Treasury activities at fair value through profit or loss”.

Where a financial liability contains an embedded derivative which is of a different economic character to the host instrument, that embedded derivative is bifurcated and measured at fair value through the income statement. IFRS does not require bifurcation of embedded derivatives in the case of financial assets.

Contingent liabilities

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable, or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

Derivative financial instruments and hedge accounting

The Bank primarily makes use of derivatives for five purposes:

1)	to swap the majority of the Bank’s issued securities, excluding commercial paper, so as to convert the issuance proceeds into the currency and interest rate structure sought by the Bank
2)	to manage the net interest rate risks and foreign exchange risks arising from all of its financial assets and liabilities, and some of its forecast transactions
3)	to provide potential exit strategies for its unlisted equity investments through negotiated put and call options
4)	through currency swaps, to manage funding requirements for the Bank’s loan portfolio
5)	to manage the foreign exchange risks arising from the Bank’s expenses, the majority of which are incurred in pounds sterling.

All derivatives are measured at fair value through profit or loss unless they form part of a qualifying cash flow hedge, in which case the fair value movement is taken into reserves and released into the income statement at the same time as the risks on the hedged cash flows are recognised therein. Any hedge ineffectiveness will result in the relevant proportion of the fair value movement remaining in the income statement.

Derivative fair values are derived primarily from discounted cash flow (DCF) models, option pricing models and third-party quotes. Derivatives are carried as assets when their fair values are positive and as liabilities when their fair values are negative.

The Bank applies additional valuation measures for its over-the-counter (OTC)22 derivatives portfolio to reflect credit and funding cost adjustments which the Bank reasonably anticipates will be incorporated into the exit price for such instruments.

In line with market practice, the Bank also applies valuation adjustments to these derivatives attributable to “cheapest-to-deliver” factors, reflecting the value of terms and conditions relating to the posting of collateral in the Bank’s Credit Support Annexes (CSA) to the ISDA Master Agreements.

The valuation adjustment deriving from these factors is detailed within the “Risk management” section of the report on page 48.

21	See page 97 (in note 32) for further details on the Equity Participation Fund.
22	OTC derivatives are those not settled through a central clearing party.

22	EBRD Financial Report 2025

Hedge accounting

Hedge accounting is designed to bring accounting consistency to financial instruments that would not otherwise be permitted. A valid hedge relationship exists when a specific relationship can be identified between two or more financial instruments in which the change in value of one instrument (the hedging instrument) is highly negatively correlated to the change in value of the other (the hedged item).

The Bank applies IFRS 9 hedge accounting treatment to individually identified hedge relationships. The Bank documents the relationship between hedging instruments and hedged items upon initial recognition of the transaction. The Bank also documents its assessment, on an ongoing basis, of whether the derivatives that are used in hedging transactions have an economic relationship with the hedged items, offsetting changes in their fair values or cash flows.

The gains and losses associated with these hedge relationships are recognised within “Fair value movement on non-qualifying and ineffective hedges”. Also included within this portion of the income statement are the gains and losses attributable to derivatives that the Bank uses for managing interest-rate risk on a macro basis, but for which the Bank does not apply hedge accounting.

Fair value hedges

The Bank’s hedging activities are primarily designed to mitigate interest rate risk by using swaps to convert the interest rate risk profile, on both assets and liabilities, into floating rate risk. Such hedges are known as “fair value” hedges. Changes in the fair value of the derivatives that are designated and qualify as fair value hedges are included in the income statement, along with the corresponding change in the fair value of the hedged asset or liability that is attributable to that specific hedged risk. In the event that a hedge relationship ceases prior to the maturity of the hedged item, any accumulated fair value adjustments applied to the hedged item are amortised to the income statement over the remaining life of the instrument.

To qualify for hedge accounting under IFRS 9, there must be a demonstrable economic relationship between the hedged item and the hedging instrument, where credit risk is not a dominant factor in the value changes expected in that relationship. The principal factors driving valuation changes in the Bank’s hedged items in these hedging relationships are the hedged risk, interest rate risk and foreign exchange risk.23 Credit risk is a negligible factor driving valuation changes in the hedged items.

One of the principal causes of ineffectiveness in the Bank’s fair value hedging relationships is the foreign currency basis spread – a pricing factor applicable to the cross-currency swaps designated as hedging items in many of the Bank’s hedging relationships. Changes in foreign currency basis risk lead to hedge ineffectiveness as they cause movements in the value of the hedging instrument, the cross-currency swap, but do not directly lead to movements in the value of the hedged item. The Bank applies the option available under IFRS 9 to separate the foreign currency basis spread of a financial instrument in a hedging relationship, with changes in its value recognised in “Other comprehensive income”. The amounts recognised in “Other comprehensive income” are subsequently amortised through the income statement over the remaining life of the hedging relationship in “Fair value movement on non-qualifying and ineffective hedges”.

Any remaining ineffectiveness arising from the Bank’s fair value hedging relationships after separating the foreign currency basis risk is recognised in “Fair value movement on non-qualifying and ineffective hedges” in the income statement.

Cash flow hedges

The Bank typically engages in cash flow hedges for two purposes: (i) to minimise the exchange rate risk associated with the fact that the majority of its administrative expenses are incurred in pounds sterling; and (ii) to minimise the volatility of its euro-denominated interest income. The amount and timing of such hedges fluctuate in line with the Bank’s view on opportune moments to execute the hedges. The movement in the fair value of these hedges is recognised as other comprehensive income until such time as the relevant income or expenditure occurs, when the hedge gains or losses will be reflected as part of the hedged income statement line item for the year. At 31 December 2025 the Bank had hedged a portion of its forecast euro interest income and had hedged the anticipated 2026 pound sterling administrative expenditure.

For further information on risk and related management policies, see the “Risk management” section, which begins on page 36.

23	Foreign exchange risk is not managed through hedge accounting relationships but through matched funding across the balance sheet (as explained in the “Market risk” section, which begins on page 51). There is minimal residual foreign exchange risk held by the Bank in relation to the hedged items.

EBRD Financial Report 2025	23

Issued financial guarantees

Issued financial guarantees are initially recognised at their fair value, with an asset representing the discounted value of the guarantee fee income and a liability representing the expected credit loss (ECL). After initial recognition, the guarantee asset continues to be recognised at the discounted value of the future fee income. The guarantee liability is subsequently measured at the higher of the amortised value at initial recognition or the expected credit losses. The differences between the unwinding of the discount on the asset and the movements of the liability are recognised in the income statement. The financial guarantee assets and liabilities are recognised within “other financial assets” and “other financial liabilities”.

Impairment of financial assets

Financial assets at amortised cost – performing assets (Stages 1 and 2)

Under IFRS 9, the Bank’s methodology is to calculate impairment on an expected credit loss basis. Provisions for impairment for assets that are not individually identified as credit-impaired are calculated on a portfolio basis.

A “three-stage” model for impairment is applied based on changes in credit quality since origination,24 with the stage allocation being based on the financial asset’s probability of default (PD) and additional qualitative considerations. At origination loans are classified in Stage 1. If there is subsequently a significant increase in credit risk associated with the asset, it is then reallocated to Stage 2. The transition from Stage 1 to Stage 2 is significant because provisions for Stage 1 assets are based on expected losses over a 12-month horizon, whereas Stage 2 assets are provisioned based on lifetime expected losses. When objective evidence of credit impairment is identified, the asset is reallocated to Stage 3 as described below.

The staging model relies on a relative assessment of credit risk – that is, a loan with the same characteristics could be included in Stage 1 or in Stage 2, depending on the credit risk at origination of the loan. As a result, the Bank could have different loans with the same counterparty that are included in different stages of the model, depending on the credit risk that each loan had at origination.

For Stage 1 and Stage 2 assets, impairment is deducted from the asset categories on the balance sheet and charged to the income statement. The Bank additionally makes transfers within its reserves, maintaining a separate loan loss reserve to supplement the cumulative amount provisioned through the Bank’s income statement for Stage 1 assets. The amounts held within the loan loss reserve equate to the difference between the ECL calculated on a lifetime basis and the ECL calculated over a 12-month horizon for the assets held in Stage 1.

Assets that have been modified will continue to be assessed for staging purposes against the PD from the original inception of the asset, unless the modified cash flows are sufficiently different that the original asset has been derecognised and a new asset, with a new inception PD, has been recognised in its place.

Stage assessment

In order to determine whether there has been a significant increase in the credit risk since origination, and hence transition to Stage 2 is required, a combination of quantitative and qualitative risk metrics is employed. All loans with at least a three-notch downgrade in PD on the Bank’s internal ratings scale since origination (or a two-notch downgrade in the case of loans originated with a higher level of credit risk), all loans for which the contractual payments are overdue by between 31 and 89 days inclusive, and all loans placed on the “watch list”25 are transitioned to Stage 2.

Financial assets at amortised cost – non-performing assets (Stage 3)

Where there is objective evidence that an identified loan asset is credit-impaired, any specific provisions for impairment that are required are recognised in the income statement and, under IFRS 9, the asset is classified in Stage 3. The data that the Bank uses to determine if there is observable evidence that the asset is credit-impaired include:

●	delinquency in contractual payments of principal or interest

●	cash flow difficulties experienced by the borrower

●	breach of loan covenants or conditions

●	initiation of bankruptcy proceedings

●	deterioration in the borrower’s competitive position.

24	For the purpose of calculating impairment, origination is the trade date of the asset (that is, the signing date in the case of the Bank’s loans at amortised cost), not the date of the initial recognition of the asset on the Bank’s balance sheet.

25	A project is assigned to the “watch list” when a risk officer determines that there is a heightened risk, which needs to be flagged to management and Corporate Recovery, of the project failing to meet debt service and the Bank subsequently suffering a financial loss.

24	EBRD Financial Report 2025

Impairment is quantified as the difference between the carrying amount of the asset and the net present value of expected future cash flows discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an offsetting impairment account and the amount of the loss is recognised in the income statement. After initial impairment, subsequent adjustments include first the continued recognition of interest income, using the effective interest rate methodology at the original rate on the loan, based on the remaining net book value, and second any adjustments required in respect of a reassessment of the initial impairment.

The carrying amount of the asset is reduced directly only through repayment or upon write-off. When a loan is deemed uncollectible the principal is written off against the related impairment provision. Such loans are written off only after all necessary procedures have been completed and the amount of the loss has been determined.

Loans and advances may be renegotiated in response to an adverse change in the circumstances of the borrower. Where the original loan has been significantly amended it will be derecognised and replaced with a new loan. To the extent the original loan is retained, any changes in present value attributable to the modification will be recognised as an adjustment to the carrying value of the asset with the associated gains or losses on modification recognised in the income statement.

Financial assets at fair value through other comprehensive income

Impairment of financial assets held at fair value through other comprehensive income is assessed in the same way as for financial assets at amortised cost. The impairment gains and losses thus calculated are recorded in the income statement within impairment provisions on Banking loan investments. Unlike amortised cost instruments, no separate provision is recorded on the balance sheet, with the impairment gains and losses instead forming part of the overall fair value of these assets.

Write-offs

Financial assets are written off when the Bank assesses that there is no longer any reasonable expectation of further recoveries. The Bank continues to apply its enforcement processes even for financial assets that have been written off. In the event that further recoveries are made after a financial asset has been written off, these are credited to the income statement as a reversal of previous impairment losses.

Statement of cash flows

The statement of cash flows is prepared using the indirect method. Cash and cash equivalents comprise balances with less than three months’ maturity from the date of the transaction, which are available for use at short notice and are subject to insignificant risk of changes in value.

Foreign currencies

The Bank’s reporting currency for the presentation of its financial statements is the euro. The functional currency of the Bank is also the euro, the currency in which the receipts from its operating activities are retained and which, in line with its risk management strategies, most faithfully represents the economic effects of the Bank’s underlying transactions, events and conditions.

Foreign currency transactions are initially translated into euros using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies, are included in the income statement, except when deferred in reserves as qualifying cash flow hedges.

Capital subscriptions

The Bank’s share capital is denominated in euros and is divided into paid-in and callable shares. Paid-in shares are recognised on the balance sheet as “Members’ equity”. The paid-in shares are puttable instruments and hence compound instruments with both debt and equity components. The Bank has made a critical judgement by electing to assess the present value of the puttable amount, the debt component, by assessing the timing of the expected future cash flows. At the point of issuance, and at subsequent reporting dates, there was no significant likelihood that members would exercise their right to request repurchase of their shares by the Bank within the foreseeable future. This is due to the fact that the terms of this option are not financially advantageous, and also because the EBRD benefits from very strong support for its mandate from shareholders, whose backing is not primarily driven by the financial returns associated with their membership of the Bank. Consequently the future redemption amount associated with this option had no material present value at issuance and at subsequent reporting dates, and no separate

EBRD Financial Report 2025	25

liability representing the option has therefore been recognised. To date, no member has ever exercised this option or given notice to exercise this option.

New subscriptions to paid-in shares are recognised at the date the subscription becomes effective. In 2023 the Board of Governors approved the Bank’s third general capital increase (GCI), an increase to the authorised share capital of new paid-in shares. Members wishing to subscribe to the GCI must provide an instrument of subscription together with a representation that all necessary legislative and internal steps have been taken to enable the subscription. Subscriptions meeting these criteria became effective from 31 December 2024. Paid-in capital receivables arising from subscriptions made to the GCI are initially recognised at fair value, which equates to the nominal amount payable by subscribing members, and are subsequently measured at amortised cost. Paid-in capital receivables are non-interest-bearing financial assets and are recorded separately on the balance sheet.

Callable shares will not be recorded on the balance sheet unless the Bank exercises its right to call the shares.

Transfers of net income

Transfers of net income approved by the Board of Governors are accounted for, at the date of approval, as transactions with equity holders recorded in the statement of changes in equity.

Intangible assets

Costs associated with maintaining computer software programs are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Bank, and that will generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the staff costs of the software development team.

Expenditure that enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and is added to the original cost of the software. Computer software development costs recognised as intangible assets are amortised using the straight-line method over an estimated life of three to ten years.

Accounting for leases

Short-term leases of 12 months or less and low-value leases of assets worth less than £5,000 (€5,731) are accounted for as a general administrative expense, recognised in the income statement on a straight-line basis over the period of the lease.

The leases for the Bank’s office accommodation do not qualify for this simplified treatment under IFRS 16. Instead, at the inception of such a lease, the Bank recognises a lease liability and a “right-of-use” asset on the balance sheet.

The lease liability is calculated as the present value of the remaining lease payments, discounted at the Bank’s incremental cost of borrowing. Over the life of the lease the discount to the future lease payments is unwound and recognised in the income statement as an interest expense. The right-of-use asset represents the value to the Bank of its right to operate the leased asset over the life of the lease. This asset is depreciated on a straight-line basis over the life of the lease. The total cost of the lease is therefore recognised through a combination of both interest expense and depreciation over the life of the lease.

Under the terms of the Bank’s headquarters lease, the Bank has a reinstatement obligation to restore the premises at the end of its tenancy.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over the estimated life as follows:

Property (improvements on leases of less than 50 years unexpired)	Unexpired periods
Right-of-use assets (leases)	Unexpired periods
Office equipment	Between three and ten years
Other (railcars)	20 years

26	EBRD Financial Report 2025

Interest, fees, commissions and dividends

Interest income and expense is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future payments or receipts to the gross carrying amount of the financial instrument. This method requires that, in addition to the contractual interest rate attached to a financial instrument, those fees and direct costs associated with originating the instrument are also recognised as interest income or expense over the life of the instrument. Further details are provided below.

●	Banking loans: this represents interest income on banking loans. Interest is recognised on credit-impaired loans through unwinding the discount used in deriving the carrying value of the expected future cash flows.

●	Fixed-income debt securities and other: this represents interest income on Treasury investments with the exception of those measured at fair value where the interest is recognised in “net gains from Treasury activities at fair value through profit or loss”. Where hedge accounting is applied to an underlying investment – typically using a swap to convert fixed-rate interest into floating – the net interest of the swap is included within this interest income line.

●	Interest expense and similar charges: this represents interest expense on all borrowed funds. The majority of the Bank’s borrowings are undertaken through the issuance of bonds, which are usually paired with a one-to-one swap to convert the proceeds into the currency and floating rate profile sought by the Bank. Hedge accounting is applied to such relationships and the net interest of the associated swap is included within interest expense.

●	Net interest income/(expense) on derivatives: in addition to swaps where the interest is associated with specific investments or borrowings, the Bank also employs a range of derivatives to manage the risk deriving from interest rate mismatches between the asset and liability side of the balance sheet. The net interest associated with these derivatives is presented separately as it is not identifiable to individual assets or liabilities presented elsewhere within “net interest income”. This lack of specific “matching” also means that hedge accounting is not applied in respect of the risks hedged by these derivatives.

Fees earned in respect of services provided over a period of time, including loan commitment fees, are recognised as income as the services are provided and the performance obligations met. Fees and commissions in respect of other services are recognised in the income statement, as the right to consideration or payment accrues through performance of services. Issuance fees and redemption premiums or discounts are amortised over the period to maturity of the related borrowings on an effective yield basis.

Dividends relating to share investments are recognised when the Bank’s right to receive payments has been established, and when it is probable that the economic benefits will flow to the Bank and the amount can be reliably measured.

Staff retirement schemes

The Bank has a defined contribution scheme and a defined benefit scheme to provide retirement benefits to its staff. The Bank keeps all contributions to the schemes, and all other assets and income held for the purposes of the schemes, separately from all of its other assets.

Under the defined contribution scheme, the Bank and staff contribute a set amount to provide a lump sum benefit, such contributions being charged to the income statement and transferred to the scheme’s independent custodians.

The defined benefit scheme is funded entirely by the Bank and benefits are based on years of service and a percentage of final gross base salary as defined in the scheme. The Bank’s contributions to the defined benefit scheme are determined by the Retirement Plan Committee, with advice from the Bank’s actuaries, and the contributions are transferred to the scheme’s independent custodians.

The defined benefit cost charged to the income statement represents the service cost, the net interest income/(cost) and any foreign exchange movements on the plan’s net asset or liability. Remeasurements due to actuarial assumptions, including the difference between expected and actual net interest, are recognised in “other comprehensive income”. The net defined benefit or liability recognised on the balance sheet is equal to the difference between the fair value of the plan assets and the liabilities of the defined benefit plan as determined using the projected unit credit method.

Taxation

In accordance with Article 53 of the Agreement, within the scope of its official activities, the Bank and its assets, property and income are exempt from all direct taxes. Taxes and duties levied on goods or services are likewise exempted or reimbursable except for those parts of taxes or duties that represent charges for public utility services.

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Funds administered by the Bank

The Bank administers a number of funds on behalf of donors; these are described in detail in note 31 (which begins on page 94) and note 32 (which begins on page 96). With the exception of the EBRD Shareholder Special Fund, the Bank does not control these funds, as it manages the funds as an agent, on behalf of and for the benefit of the donors, and does not have significant exposure to variability of returns through its administration of the funds. The funds are therefore not consolidated within the Bank’s financial statements.

The EBRD Shareholder Special Fund is controlled by the Bank and is therefore consolidated within its financial statements. For further information on the consolidation of the SSF, see note 2 on page 69.

28	EBRD Financial Report 2025

C. Significant accounting estimates and critical judgements

Preparing financial statements in conformity with IFRS requires the Bank to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the income statement during the reporting period. Estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

These estimates are highly dependent on a number of variables that reflect the economic environment and financial markets of the economies in which the Bank invests, but which are not directly correlated to market risks such as interest rate and foreign exchange risk. The Bank’s significant accounting estimates are outlined below.

Fair value of derivative financial instruments

The fair values of the Bank’s derivative financial instruments are determined by using discounted cash flow models and option pricing models. These cash flow models are based on underlying market prices for currencies, interest rates and option volatilities. Where market data are not available for all elements of a derivative’s valuation, extrapolation and interpolation of existing data have been used. Where significant unobservable inputs have been used, a sensitivity analysis has been included under “Level 3 – sensitivity analysis” on page 67 within the “Risk management” section of the report.

Fair value of Banking loans

The fair values of the Bank’s loans carried at fair value are determined by using a combination of third-party valuations, whole firm valuations based on multiples and discounted cash flow models. These models incorporate relevant market data pertaining to interest rates, a borrower’s credit spreads, underlying equity prices and dividend cash flows. Where relevant market data are not available, extrapolation and interpolation of existing data have been used. Where significant unobservable inputs have been used, a sensitivity analysis has been included under “Level 3 – sensitivity analysis” on page 67 within the “Risk management” section of the report. While this population, as a result of its relatively small size, does not carry a significant risk of material changes in estimates over the next 12 months, it is nonetheless an area of greater estimation uncertainty.

Fair value of share investments

The Bank’s method for determining the fair value of share investments is described under “Financial assets” in the “Accounting policies” section of the report, and an analysis of the share investment portfolio is provided in note 19 on page 83. Where valuations of the Bank’s share investments are based on significant unobservable market inputs, additional sensitivity information has been included under “Level 3 – sensitivity analysis” on page 67 in the “Risk management” section of the report.

Staff retirement defined benefit obligation

Independent actuaries calculate the defined benefit obligation at least every three years by using the projected unit credit method. For intermediate years, the defined benefit obligation is estimated using approximate actuarial roll-forward techniques that allow for additional benefit accrual, actual cash flows and changes in the underlying actuarial assumptions. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (relating to service accrued to the balance sheet date) using the yields available on high-quality corporate bonds. The determination of this rate is a significant assumption within this accounting estimate. The Bank utilises an industry-standard third-party classification system to determine the population of bonds used to make this estimate. The valuation of the pension obligation is a significant accounting estimate; the sensitivities in respect of this estimate are described in note 30, which begins on page 92.

Impairment of loan investments

The Bank’s method for determining the level of impairment of loan investments is described within the “Accounting policies and judgements” section of the report (which begins on page 20) and further explained in the “Credit risk” part of the “Risk management” section of the report (which begins on page 37).

In accordance with IFRS 9, ECL represents the average credit losses weighted by the probabilities of default, whereby credit losses are defined as the present value of all cash shortfalls. The ECL is calculated for both Stage 1 and Stage 2 loans by applying the provision rate to the projected exposure at default (EAD) and discounting the resulting provision using the loan’s effective interest

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rate (EIR). The provision rate is generated by multiplying the PD rate and the loss given default (LGD) rate applicable to the loan. The determination of PD, LGD and EAD are key assumptions in this estimate, and are explained in greater depth below.

Since 2022, in addition to the modelled ECL for loans in Stage 1 and Stage 2, the Bank has further included a post-model adjustment (PMA) increasing the provision for impairments of amortised cost loan investments based in Ukraine by €363 million (2024: €400 million) at year-end. The purpose of the adjustment is to cater for uncertainties related to the war on Ukraine where the inputs for the ECL model are unable to appropriately reflect the impact and expectations of deterioration within affected portfolios. The PMA is scenario-based, centralising on the assumption of a prolonged war (2025: 55 per cent weighting; 2024: 55 per cent), with other scenarios covering escalation (2025: 40 per cent weighting; 2024: 30 per cent) and cessation of hostilities (2025: 5 per cent weighting; 2024: 15 per cent). In 2025 the weightings of the scenarios were adjusted based on the Bank's most recent assessment of the situation in Ukraine. The loss assumptions in the different scenarios are an estimate with a high degree of expert judgement given the limited availability of reliable data and the uncertainty regarding outcomes. These assumptions are summarised as follows:

●	The prolonged war scenario applies assumptions of losses based on industry sector, with provision rates ranging from 31 to 100 per cent (2024: provision rates ranging from 29 to 100 per cent).
●	The cessation of hostilities scenario assumes that all losses have been identified, with no further deterioration expected.
●	The escalation scenario is split between two sub-scenarios with equal probabilities:

1.	A ceasefire is agreed on terms that result in an independent, shrunken and enfeebled Ukraine. This sub-scenario applies assumptions of losses based on industry sector, with provision rates ranging from 31 to 100 per cent.

2.	Ukraine ceases to be an independent state. This sub-scenario applies an assumption of 100 per cent losses on all assets based in Ukraine.

In 2024, the escalation scenario applied an assumption of 100 per cent losses on all assets based in Ukraine.

Point-in-time PD rates

To calculate expected credit losses for both Stage 1 and Stage 2 assets, a default probability is mapped to each PD rating using historical default data. The Bank uses forward-looking point-in-time (PIT) PD rates to calculate the ECL. The PIT PD rates are derived from through-the-cycle (TTC) PD rates adjusted for projected macroeconomic conditions.

TTC PD rates express the likelihood of a default based on long-term credit risk trend rates, and are constructed by using external benchmarks for investment grades and internal default experience for sub-investment grades. These are then adjusted based on analysis of the Bank’s historical default experience in relation to the macroeconomic environment prevailing at the time of default.

The cumulative TTC PD rates used in 2025 and 2024 are set out by internal rating grade below:

Financial institutions (FI)

2025 PD rating[26]	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.00%	0.01%	0.04%	0.07%	0.10%
2.0	AA	0.01%	0.02%	0.05%	0.08%	0.11%
3.0	A	0.01%	0.04%	0.07%	0.10%	0.14%
4.0	BBB	0.04%	0.11%	0.18%	0.29%	0.41%
5.0	BB	0.22%	0.44%	0.71%	1.07%	1.50%
6.0	B	0.31%	0.59%	0.92%	1.48%	2.01%
7.0	CCC	1.56%	2.69%	4.18%	6.27%	6.93%

26	The Bank’s internal PD rating scale is explained in detail on page 38 in the “Risk management” section.

30	EBRD Financial Report 2025

Corporate sector

2025	External rating
PD rating	equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.04%	0.16%	0.31%	0.44%
2.0	AA	0.03%	0.07%	0.19%	0.34%	0.48%
3.0	A	0.06%	0.16%	0.28%	0.44%	0.59%
4.0	BBB	0.18%	0.47%	0.76%	1.25%	1.73%
5.0	BB	0.93%	1.88%	3.00%	4.52%	6.34%
6.0	B	1.30%	2.52%	3.89%	6.28%	8.54%
7.0	CCC	6.62%	11.40%	17.74%	26.57%	29.39%

Sustainable infrastructure (SI)

2025 PD rating	External rating equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.03%	0.11%	0.21%	0.30%
2.0	AA	0.02%	0.05%	0.13%	0.23%	0.33%
3.0	A	0.04%	0.11%	0.19%	0.30%	0.40%
4.0	BBB	0.12%	0.32%	0.52%	0.85%	1.18%
5.0	BB	0.63%	1.28%	2.04%	3.08%	4.32%
6.0	B	0.88%	1.71%	2.65%	4.28%	5.82%
7.0	CCC	4.51%	7.76%	12.08%	18.10%	20.02%
Financial institutions

2024	External rating
PD rating	equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.00%	0.01%	0.05%	0.09%	0.13%
2.0	AA	0.01%	0.02%	0.06%	0.10%	0.14%
3.0	A	0.02%	0.05%	0.09%	0.13%	0.18%
4.0	BBB	0.05%	0.14%	0.23%	0.38%	0.53%
5.0	BB	0.27%	0.55%	0.87%	1.31%	1.84%
6.0	B	0.41%	0.78%	1.21%	1.76%	2.49%
7.0	CCC	1.98%	3.42%	5.68%	8.59%	9.53%

Corporate sector

2024	External rating
PD rating	equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.04%	0.18%	0.31%	0.44%
2.0	AA	0.03%	0.07%	0.21%	0.34%	0.49%
3.0	A	0.07%	0.18%	0.29%	0.46%	0.60%
4.0	BBB	0.18%	0.49%	0.79%	1.30%	1.81%
5.0	BB	0.92%	1.86%	2.97%	4.47%	6.27%
6.0	B	1.39%	2.64%	4.13%	6.00%	8.48%
7.0	CCC	6.72%	11.62%	19.32%	29.22%	32.43%

Sustainable infrastructure

2024	External rating
PD rating	equivalent	1-year horizon	2-year horizon	3-year horizon	4-year horizon	5-year horizon
1.0	AAA	0.01%	0.03%	0.12%	0.21%	0.30%
2.0	AA	0.02%	0.05%	0.14%	0.23%	0.33%
3.0	A	0.05%	0.12%	0.20%	0.31%	0.41%
4.0	BBB	0.12%	0.33%	0.56%	0.88%	1.23%
5.0	BB	0.63%	1.26%	2.02%	3.04%	4.26%
6.0	B	0.95%	1.79%	2.81%	4.07%	5.76%
7.0	CCC	4.57%	7.89%	13.13%	19.85%	22.03%

EBRD Financial Report 2025	31

The Bank has applied forward-looking macroeconomic scenario information in the ECL calculation by breaking down TTC PD rates into PD rates applicable during periods of macroeconomic growth and recession, therefore considering two distinct forward-looking macroeconomic scenarios for each country. The probabilities of growth and recession are derived from GDP forecasts, sourced from the IMF, using the normal distribution of forecasted GDP with standard deviation equal to historical mean forecasting error for the country. The weighted average one-year probability of growth was 86 per cent at the end of 2025 (2024: 86 per cent).27 Given the regions in which the Bank operates, there is a relative scarcity of applicable macro-financial data. Of these, GDP growth has been assessed as having comfortably the most significant correlation with historic loss experience, and therefore GDP growth is the sole variable used in establishing PIT PD rates. Forward-looking country-specific probabilities of macroeconomic growth and recession using a three-year GDP horizon are a key driver of PIT PD rates, and therefore a key driver of the level of impairment recognised by the Bank.

Loss given default rates

A loss given default rate is assigned to individual facilities, indicating how much the Bank expects to lose on each facility if the borrower defaults. The rates for non-sovereign senior and subordinated loans are derived from the Bank’s default and recovery experience, and rates for covered bonds are in line with the guidance provided by the European Banking Authority.

In the case of a sovereign default, the Bank believes that its payment would be more likely to remain uninterrupted, benefiting from its preferred creditor status (PCS). These features are reflected in the LGD rate assigned to a sovereign exposure. Different categories of LGD rates are established based on the ability of the state to extend preferred creditor status, primarily through reviewing the ratio of preferred creditor debt to overall public debt and the overall institutional and governance effectiveness. Sub-sovereign recovery rates are adjusted in line with the recovery rates associated with the respective sovereigns.

In 2025 the Bank updated its methodology for the application of sovereign and sub-sovereign LGD rates:

●	For sovereign LGD, the Bank continues to support the use of the existing LGD categories (EU, non-EU and limited PCS) and retains the 10 per cent (2024: 10 per cent) LGD assigned to non-EU countries. This is now calculated in line with results informed by analysis of the Global Emerging Markets Risk Database[28] (GEMs), which will also serve as an anchor point. This anchor point is also supported by recovery rate statistics from Global Credit Data (GCD).

●	To reflect lower LGDs for EU countries and higher LGDs for weaker countries, GEMs statistics have also been used:

○	For EU countries, the LGD is set at the minimum of 5 per cent (2024: 5 per cent).
○	For weaker countries, the LGD is set at 15 per cent (2024: 20 per cent).

●	Sub-sovereign LGDs are 5 percentage points worse than their respective sovereign LGD rates, in line with the analysis of GEMs recovery statistics (2024: 10 percentage point difference).

The impact of this change on the date of approval in September 2025 was a decrease in ECL of €16 million.

Aside from through a post-model adjustment, LGD rates assigned by the Bank do not vary significantly with economic conditions or scenarios, reflecting the relatively long recovery periods at the EBRD as well as the evidence from the Bank’s experience that there is no correlation between the level of recoveries made and macro-financial information. As a result, these LGD rates are deemed to adequately reflect all forward-looking information available at the reporting date.

27	This metric is sensitive to changes in projected GDP, for which quantitative sensitivity disclosures are made on page 34.
28	www.gemsriskdatabase.org

32	EBRD Financial Report 2025

LGD rates were assigned to facilities in 2025 and 2024 as described in the tables below:

2025	Non-sovereign
Seniority – sector	LGD
Equity	100%
Senior loan – FI	36%
Senior loan – Corporate	38%
Senior loan – SI	29%
Subordinated loan	44%
Covered bonds	11.25%
2025	Sovereign	Sub-sovereign
Sovereign country	LGD	LGD
EU country	5%	10%
Non-EU country	10%	15%
Limited PCS[29]	15%	20%

2024	Non-sovereign
Seniority – sector	LGD
Equity	100%
Senior loan – FI	36%
Senior loan – Corporate	37%
Senior loan – SI	28%
Subordinated loan	46%
Covered bonds	11.25%

2024	Sovereign	Sub-sovereign
Sovereign country	LGD	LGD
EU country	5%	15%
Non-EU country	10%	20%
Limited PCS[30]	20%	30%

Guarantors

Where the Bank’s loans are unconditionally guaranteed at origination, on either a full or a partial basis, the guarantee is accounted for as an integral part of the loan. In this circumstance, for the portion of the loan covered by the guarantee, where the PD and/or LGD rating of the guarantor is better than the PD and/or LGD rating of the borrower, the ECL is based on the better of the PD and LGD ratings of the borrower and the guarantor. Staging continues to be based solely on the borrower’s PD.31

Exposure at default

EAD estimates the outstanding balance at the point of default. EAD is modelled at an individual loan level, with all future expected contractual cash flows including disbursements, cancellations, prepayments and interest being considered. The Bank’s EAD combines actual and contractual cash flows and models future disbursements and repayments based on the Bank’s own experience.

29	This category applies to countries where the Bank has determined that PCS has limited value because there are few private investors over whom the Bank could be preferred, or where the Bank has determined the effectiveness of governance to be weak.
30	This category applies to countries where the Bank has determined that PCS has limited value because there are few private investors over whom the Bank could be preferred, or where the Bank has determined the effectiveness of governance to be weak.
31	For further information on the assignment of PD ratings, see page 38 in the “Risk management” section.

EBRD Financial Report 2025	33

Sensitivity analysis32

The sensitivity of portfolio provisions to the key variables used in determining the level of impairment is provided below.

	Recalculated	Change in	Change in	Recalculated	Change in	Change in
	provision	provision	provision	provision	provision	provision
	2025	2025	2025	2024	2024	2024
Adjusted risk parameter	€ million	€ million	%	€ million	€ million	%
Unadjusted portfolio provision (Stages 1 and 2)	221	-	-	251	-	-
Staging[33]
All loans in Stage 1	119	(102)	(46)%	143	(108)	(43)%
All loans in Stage 2	570	349	158%	615	364	145%
PD ratings[34]
All loans upgraded 1 notch	160	(61)	(28)%	190	(61)	(24)%
All loans downgraded 1 notch	304	83	38%	367	116	46%
All loans upgraded 3 notches	87	(134)	(61)%	96	(155)	(62)%
All loans downgraded 3 notches	939	719	325%	1,059	808	322%
Projected GDP[35]
Projected GDP increased by 1%	204	(17)	(8)%	236	(15)	(6)%
Projected GDP decreased by 1%	242	21	10%	270	19	8%
Projected GDP increased by 5%	167	(54)	(24)%	202	(49)	(20)%
Projected GDP decreased by 5%	375	154	70%	389	138	55%
LGD
All loans decreased by 10%	141	(80)	(36)%	162	(89)	(36)%
All loans increased by 10%	306	86	39%	350	99	39%
EAD
All undrawn commitments cancelled	158	(63)	(29)%	183	(68)	(27)%
All undrawn commitments disbursed within one month	271	50	23%	309	58	23%

With respect to Stage 3 provisions, an increase or decrease of 10 percentage points on the current overall provision cover level would have an impact of ±€288 million (2024: €219 million).

With respect to the PMA due to the war on Ukraine, reasonable plausible alternative scenarios for the outcome were modelled. The weighting of the three scenarios envisioned is the most significant assumption in this estimate. Increased weighting towards a stressed scenario with an emphasis on significant deterioration in affected portfolios (an increase of 10 percentage points for the escalation scenario, with a 5 percentage point reduction in the weighting given to the cessation of hostilities scenario and a 5 percentage point reduction in the weighting given to the prolonged war scenario) would have increased the PMA by €52 million (2024: €93 million), while a greater emphasis on a prolonged, but less severe outcome (an increase of 10 percentage points for this scenario, with a corresponding reduction in the weighting of the escalation scenario) would have decreased it by €41 million (2024: €70 million).

Stage 3 loans based in Ukraine

For those Stage 3 loans based in Ukraine where there is an absence of reasonable exit scenarios and no clear evidence or information about the current or future state of the business, the Bank has, as a deviation from its standard impairment approach for NPLs,36 applied a collective impairment approach. Fixed percentage ECLs have been applied depending on the sector of the business and the geographical location of, and known level of damage to, its assets. These fixed percentage ECLs are a significant assumption. The ECL rates applied using this methodology range from 25 per cent to 100 per cent. Both the methodology and the percentages are reviewed on a regular basis. Stage 3 Ukrainian loans held at amortised cost carried a provision of €353 million (2024: €345 million) at the end of the year. An increase or decrease of 10 percentage points in the ECL rates applied in the collective impairment approach on the current provision, excluding inbound donor guarantees which are not from Ukrainian sovereigns, would have an impact on the ECL of +€200 million or -€116million respectively.

32	For the purposes of this disclosure, the €363 million post-model adjustment (2024: €400 million) has been deemed to be a constant, with the sensitivities applied at the level of the ECL model.
33	The provision is sensitive to an adverse move in stage allocation. This sensitivity is driven by the relatively long maturity of the underlying assets, as well as the fact that 87 per cent of performing assets are currently in Stage 1.
34	Adjusting the PD ratings has a dual impact in that a changed PD rating results in a change in the PD rate applied in the ECL calculation, but can also lead to a change in the staging of a loan, given that a rating downgrade since inception can trigger inclusion of an asset in Stage 2. Both of these effects are captured here.
35	The relatively low sensitivity to changes in GDP is due to high historical volatilities of GDP growth in the economies where the Bank invests, resulting in substantial uncertainty around GDP forecasts. This analysis of sensitivity excludes any stage transition effects that might occur in parallel to such changes in GDP forecasts.
36	See page 39 in the “Risk management” section.

34	EBRD Financial Report 2025

Critical judgements

In the process of applying its accounting policies, the Bank makes various judgements. The judgements that the Bank has made that have had a significant impact on its financial statements are disclosed alongside the related accounting policies above. Other than the judgements applied in making accounting estimates, which are described in the “Significant accounting estimates” section above, the Bank has deemed the following judgements in the application of accounting policies to be critical as they involve a judgement which could have a material impact on the financial statements:

●	Impairment of financial assets held at amortised cost – stage assessment: The determination of what constitutes a significant increase in credit risk (described on page 24), and therefore transition from Stage 1 to Stage 2, is a critical judgement given the subjectivity involved in assessing whether an increase should be deemed “significant” and the potential impact this decision has on the measurement of the Bank’s expected credit losses. The Bank’s NPL definition (described in the “Non-performing loans” section on page 39), which governs transition to Stage 3, is also a critical judgement owing to its subjectivity.

●	Financial assets at fair value through profit or loss: The decision to deem the Bank’s associate equity investments as venture capital investments under IAS 28, and therefore apply IFRS 9 accounting to these investments, is a critical judgement that materially affects the presentation of these investments in the Bank’s balance sheet and income statement. While none of the associate equity investments are individually material, in aggregate they are collectively material.
●	Capital subscriptions: The decision to assess the present value of the puttable amount of paid-in shares by assessing the timing of the expected future cash flows has a potentially material impact on the value of these instruments and the split between liability and equity classifications.

The basis for these critical judgements is explained in the relevant accounting policy disclosure above. There are no other critical judgements relating to accounting policies that have had a significant effect on the amounts recognised in the financial statements.

EBRD Financial Report 2025	35

Risk management

Financial risks

In carrying out its mission, the Bank is exposed to financial risks through both its Banking and Treasury activities. These are principally credit, market, liquidity and operational risks.

Risk governance

The Bank’s overall framework for identification and management of risks is underpinned by independent “second line of defence”37 control functions, including the Risk Management Department, the Office of the Chief Compliance Officer, the Environment and Sustainability Department, the Finance Department and other relevant units. The Vice President, Chief Risk Officer (CRO) is responsible for ensuring the independent risk management of the Bank’s activities, including its Banking and Treasury exposures, as well as adequate processes and governance structures for independent identification, measurement, monitoring and mitigation of risks incurred by the Bank. The challenging of the control functions, the review of their status and the assessment of their ability to perform duties independently falls within the remit of the Audit and Risk Committee.

Matters related to Bank-wide risk and associated policies and procedures are considered by the Risk Committee. The Risk Committee is chaired by the Vice President, CRO and is accountable to the President. It oversees all aspects of the Banking and Treasury portfolios across all sectors and countries, and provides advice on risk management policies, measures and controls. It also approves proposals for new products submitted by Banking or Treasury. Its members are senior managers from across the Bank, including representatives of Risk Management, Finance, Banking, Transformation, the Office of the General Counsel and the Office of the Chief Compliance Officer.

The Managing Director, Risk Management reports to the Vice President, CRO and leads the overall management of the department. Risk Management provides an independent assessment of risks associated with individual investments undertaken by the Bank, and performs an ongoing review of the portfolio to monitor credit, market and liquidity risks and to identify appropriate risk management actions. It also assesses and proposes ways to manage risks arising from correlations and concentrations within the portfolio, and ensures that adequate systems and controls are put in place for identification and management of operational risks across the Bank. It develops and maintains the risk management policies to facilitate Banking and Treasury operations and promotes risk awareness across the Bank.

In exercising its responsibilities, Risk Management is guided by its mission to:

●	provide assurance to stakeholders that risk decision-making in the Bank is balanced and within agreed risk appetite, and that control processes are rigorously designed and applied

●	support the Bank’s business strategy, including the maximisation of transition impact through provision of efficient and effective delivery of risk management advice, challenge and decision-making.

Unaudited sections

Certain sections of the remainder of the “Risk management” section of this report are unaudited, forming part of the “Other information” which is not covered by the opinion of the independent auditor. These unaudited elements are in a dark blue colour.

Key risks in 2026

There are a number of global and regional risks which could impact the Bank’s portfolio quality and the execution of its mandate were they to materialise. These risks are closely monitored by management.

●	The war on Ukraine continues to pose the single most material risk to the Bank’s portfolio quality and its operations. As set out elsewhere in this report, various escalation scenarios pose a risk of significant incremental credit losses. Notwithstanding this risk, the Bank applies prudent and robust risk mitigation and risk management techniques to maintain adequate operational capacity and retain its strong capital and liquidity positions under adverse scenarios.
●	Global geopolitical fragmentation and weakening of multilateral frameworks may weigh on trade flows and investor confidence, and erode the relationships between key economies in the Bank’s regions and their bilateral and multilateral partners.

37	With the Banking Vice Presidency being the first line of defence in identifying and managing risks related to Banking debt and equity operations and the Treasury Department being the first line of defence in identifying and managing risks related to Treasury exposure.

36	EBRD Financial Report 2025

●	Persistence or further intensification of regional tensions in the Middle East or parts of sub-Saharan Africa could feed through to energy markets, global supply routes and capital flows. The impact may be amplified in states with weaker institutional capacity and policy buffers or limited fiscal space.

●	Shifts in global risk appetite, potentially reflected in higher yields on US assets, could make external financing conditions more difficult for emerging market economies. Effects may be more pronounced in countries with shallow domestic capital markets, pre-existing economic imbalances or high levels of debt denominated in foreign currencies.
●	Though there is uncertainty about inflation pressures in 2026, price pressures could prove persistent in countries with weaker policy frameworks, labour shortages and high exposure to global commodity prices. The wide range of US tariff levels across the EBRD regions further complicates the outlook.

All of the above risks are factored into the estimation of the Bank’s impairment through their impact on the projected GDP levels which are used in the calculation of PIT PD rates.38

A. Credit risk

Credit risk is the potential loss to a portfolio that could result from either the default of a counterparty or a deterioration in its creditworthiness. The Bank is also exposed to concentration risk, which arises from too high a proportion of the portfolio being exposed to a single obligor and/or exposure that has the potential to simultaneously deteriorate due to correlation to an event. One example is exposure to obligors in the same country or sector, but such concentrations could also include clusters or subsets of country or sector portfolios.

The Bank is exposed to credit risk in both its Banking and Treasury activities, as Banking and Treasury counterparties could default on their contractual obligations, or the value of the Bank’s investments could become credit-impaired. The Bank’s maximum exposure to credit risk from financial instruments is approximated on the balance sheet, inclusive of the undrawn commitments related to loans and guarantees (see note 28 on page 90).

Details of collateral and other forms of risk reduction are provided within the respective sections on Banking and Treasury below.

Credit risk in the Banking portfolio: Management

Individual projects

The Board of Directors approves the principles underlying the credit process for the approval, management and review of Banking exposures. The Audit and Risk Committee periodically reviews these principles, and its review is submitted to the Board.

The Operations Committee reviews all Banking projects (both debt and equity transactions) prior to their submission for Board approval. The Committee is chaired by the First Vice President and Head of the Client Services Group, and its membership comprises senior managers of the Bank, including the Vice President, CRO and the Managing Director, Risk Management. A number of frameworks for smaller projects are considered by the Small Business Investment Committee or by senior management under a delegated authority framework supervised by the Operations Committee. The project approval process is designed to ensure compliance with the Bank’s criteria for sound banking, transition impact and additionality.39 It operates within the authority delegated by the Board, via the President, to approve projects within Board-approved framework operations. The Operations Committee is also responsible for approving significant changes to existing operations.

The Equity Committee acts as the governance committee for the equity portfolio and reports to the Operations Committee. Risk Management is represented in both the Equity Committee and the Small Business Investment Committee.

Risk Management conducts reviews of all exposures within the Banking portfolio. In each review, Risk Management assesses whether there has been any change in the risk profile of the exposure, recommends actions to mitigate risk and reconfirms or adjusts the risk rating. It also reviews the fair value of equity investments and loans held at fair value.

38	For further information, see “Point-in-time PD rates” on page 30

39	For further information on the concepts of transition impact and additionality, visit: www.ebrd.com/our-values.html.

EBRD Financial Report 2025	37

Portfolio-level review

Risk Management reports on the development of the portfolio on a quarterly basis to senior management and the Board. The report includes a summary of key factors affecting the portfolio and provides analysis and commentary on trends within the portfolio and various sub-portfolios. It also includes reporting on compliance with portfolio risk limits.

To identify emerging risk and enable appropriate risk-mitigating actions, Risk Management also conducts regular Bank-wide (top-down) and regional (bottom-up) stress-testing exercises and comprehensive reviews of investment portfolios. The Bank recognises that any resulting risk mitigation is constrained by the limited geographical space within which the Bank operates.

In addition, for loans based in Ukraine, the Bank’s post model adjustment and collective impairment is reviewed by Risk Management on a quarterly basis and approved by the Risk Committee.

EBRD internal ratings

Probability of default ratings

The Bank assigns internal risk ratings to all counterparties, including borrowers, investee companies, guarantors, put counterparties and sovereigns in the Banking and Treasury portfolios. Risk ratings reflect the financial strength of the counterparty, as well as consideration of any implicit support, for example from a major shareholder. The sovereign rating takes into consideration the ratings assigned by external ratings agencies. For sovereign risk projects, the overall rating is the same as the sovereign rating. For non-sovereign operations, probability of default ratings are normally capped by the sovereign rating, except where the Bank has recourse to a guarantor from outside the country, which may have a better rating than the local sovereign rating.

The table below shows the Bank’s internal probability of default rating scale from 1.0 (lowest risk) to 8.0 (non-performing) and how this corresponds to the external ratings of Standard & Poor’s (S&P). References to risk ratings in this report relate to probability of default ratings unless otherwise specified.40

EBRD risk rating
category	EBRD risk rating	External rating equivalent	Category name	Broader category
1	1.0	AAA	Excellent
	1.7	AA+
2	2.0	AA	Very strong
	2.3/2.5	AA-
	2.7	A+		Investment grade
3	3.0	A	Strong
	3.3	A-
	3.7	BBB+
4	4.0	BBB	Good
	4.3	BBB-
	4.7	BB+
5	5.0	BB	Fair	Risk5 range
	5.3	BB-
	5.7	B+
6	6.0	B	Weak	Risk6 range
	6.3	B-
	6.7	CCC+
7	7.0	CCC	Special attention	Risk7 range
	7.3	CCC-/CC/C
8	8.0	D	Non-performing	NPL/credit-impaired assets

Loss given default

The Bank assigns loss given default percentages on a scale of 5 to 100, determined by the seniority of the instrument in which the Bank has invested. For more details on LGD rates, see page 32 in the “Significant accounting estimates and critical judgements” section.

40	The TTC probabilities of default associated with these risk ratings are summarised in the “Significant accounting estimates and critical judgements” section on pages 30 and 31.

38	EBRD Financial Report 2025

Non-performing loans

Definition of NPLs

An asset is designated as non-performing when a client is deemed to be in default and is moved to Stage 3. For the purpose of financial reporting, the Bank defines default as when either the borrower is past due on payment to any material creditor for 90 days or more, or when Risk Management considers that the counterparty is unlikely to pay its credit obligations in full without recourse by the Bank to actions such as realising security, if held. This assessment is made solely based on the client’s financial situation and before the impact of any guarantees.41

Impairment methodology

A specific provision is raised on all NPLs (Stage 3 loans) accounted for at amortised cost. The provision represents the amount of anticipated loss, based on multiple probability-weighted scenarios, being the difference between the outstanding amount from the client and the expected recovery amount. The expected recovery amount is equal to the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. For NPLs held at fair value through either profit or loss or other comprehensive income, the fair value of the loan equates to the expected recovery amount thus calculated.

As a deviation from this approach, for those NPLs based in Ukraine where there is an absence of reasonable exit scenarios and no clear evidence or information about the current or future state of the business, the Bank has applied a collective impairment approach. For further information on the collective impairment approach, see page 34 in the “Significant accounting estimates and critical judgements” section.

Stage 1 and 2 provisions

In the performing amortised cost portfolio, provisions are held against expected credit losses. These amounts are based on the PD rates associated with the rating assigned to each counterparty and the sector of the exposure, the LGD parameters reflecting product seniority, the effective interest rate of the loan and the exposure at default.

41	For further details, see pages 24 and 25 in the “Accounting policies and judgements” section.

EBRD Financial Report 2025	39

Credit risk in the Banking portfolio: 2025

Total Banking loan exposure (operating assets including fair value adjustments but before provisions) increased during the year from €37.4 billion at 31 December 2024 to €37.8 billion at 31 December 2025. The total signed Banking loan portfolio and guarantees increased from €55.5 billion at 31 December 2024 to €57.3 billion at 31 December 2025.

The average credit profile of the debt portfolio improved slightly in 2025 as the weighted average probability of default (WAPD) rating improved to 5.55 (2024: 5.57). Concentration of risk range 7 loans (those with risk ratings of 6.7 to 7.3) decreased from 15.0 to 14.4 per cent, and the absolute level now stands at €8.3 billion (2024: €8.3 billion).

NPLs42 increased in 2025, amounting to €3.2 billion or 8.4 per cent of loan operating assets at year-end (2024: €2.3 billion or 6.3 per cent). Net write-offs amounted to €58 million in 2025 (2024: €184 million). Stage 3 provision cover decreased from 47 per cent in 2024 to 38 per cent in 2025.43 Excluding Ukraine-related exposures, the NPL ratio remained broadly stable at 3.1 per cent, the same as in 2024. Only 25 per cent of total NPLs were overdue as at December 2025 (2024: 40 per cent).

Distressed restructured loans (DRLs) decreased slightly to €266 million or 0.7 per cent of loan operating assets at end-2025 (2024: €269 million or 0.7 per cent). €78 million of new DRLs were identified in 2025 (2024: €72 million), with no gains or losses recorded as a result of the modifications (2024: €nil). These were offset by declassification of €4 million of previous DRLs.

	2025	2024
Movement in NPLs[44]	€million	€million
Opening balance	2,332	2,736
Repayments	(543)	(836)
Write-offs (excluding recoveries)	(59)	(188)
New credit-impaired assets	1,153	387
Disbursements[45]	430	283
Assets no longer credit-impaired	(60)	(100)
Other movements	(70)	50
Closing balance	3,183	2,332
Ukrainian NPLs	2,112	1,270

42	NPLs include €2.8 billion of credit-impaired loans at amortised cost (2024: €2.1 billion), loans at fair value through profit or loss with an original cost of €169 million (2024: €106 million) and €220 million of loans at fair value through other comprehensive income (2024: €136 million).
43	Stage 3 provision cover is the ratio of Stage 3 provisions to loan operating assets. A reconciliation of the movement in Stage 3 provisions during the year is available in note 11 on page 78.
44	Includes loans measured at fair value that have no associated specific provisions.
45	The circumstances under which the Bank will disburse to a non-performing client are discussed on page 42.

40	EBRD Financial Report 2025

Loan investments at amortised cost

For the purpose of calculating impairment in accordance with IFRS 9, loans at amortised cost are grouped in three stages.46

●	Stage 1: Loans are originated in Stage 1. In this stage, impairment is calculated on a portfolio basis and equates to the expected credit loss from these assets over a 12-month horizon.

●	Stage 2: Loans for which there has been a significant increase in credit risk since inception, but which are still performing loans, are grouped in Stage 2. In this stage, impairment is calculated on a portfolio basis and equates to the full-life expected credit loss from these assets.
●	Stage 3: Loans for which there is specific evidence of impairment are grouped in Stage 3. In this stage, the lifetime expected credit loss is specifically calculated for each individual asset.

Set out below is an analysis of the Banking loan investments and the associated impairment provisions for each of the Bank’s internal risk rating categories:

At 31 December 2025		Amortised cost carrying value					Impairment		Total net of impairment
			Credit-					Credit-		Impairment
			impaired					impaired	Total net of	provisions
	Stage 1	Stage 2	Stage 3	Total	Total	Stage 1	Stage 2	Stage 3	impairment	coverage
Risk rating category	€ million	€ million	€ million	€ million	%	€ million	€ million	€ million	€million	%
3: Strong	584	-	-	584	1.6	-	-	-	584	-
4: Good	3,248	36	-	3,284	9.1	(2)	-	-	3,282	0.1
5: Fair	8,716	246	-	8,962	24.7	(15)	(1)	-	8,946	0.2
6: Weak	13,286	1,418	-	14,704	40.5	(39)	(12)	-	14,653	0.3
7: Special attention	3,545	2,397	-	5,942	16.4	(21)	(473)	-	5,448	8.3
8: Non-performing[47]	-	-	2,792	2,792	7.7	-	-	(970)	1,822	34.7
	29,379	4,097	2,792	36,268	100.0	(77)	(486)	(970)	34,735

At 31 December 2024		Amortised cost carrying value					Impairment		Total net of impairment
			Credit-					Credit-		Impairment
			impaired					impaired	Total net of	provisions
	Stage 1	Stage 2	Stage 3	Total	Total	Stage 1	Stage 2	Stage 3	impairment	coverage
Risk rating category	€ million	€ million	€ million	€ million	%	€ million	€ million	€ million	€million	%
2: Very strong	20	-	-	20	0.1	-	-	-	20	-
3: Strong	1,303	278	-	1,581	4.4	-	-	-	1,581	-
4: Good	5,081	415	-	5,496	15.4	(4)	(1)	-	5,491	0.1
5: Fair	11,310	840	-	12,150	34.1	(19)	(38)	-	12,093	0.5
6: Weak	10,470	371	-	10,841	30.4	(37)	(11)	-	10,793	0.4
7: Special attention	1,510	1,939	-	3,449	9.7	(89)	(432)	-	2,928	15.1
8: Non-performing	-	-	2,090	2,090	5.9	-	-	(969)	1,121	46.4
	29,694	3,843	2,090	35,627	100.0	(149)	(482)	(969)	34,027

At the end of 2025, €4 million of loans were past due but not credit-impaired (2024: €115 million). Of these past due loans, none were past due for 30 days or less (2024: €9 million) and €4 million were past due for more than 30 days but fewer than 90 days (2024: €106 million).

At 31 December 2025 the Bank had security arrangements in place for €9 billion of its loan operating assets (2024: €8.5 billion). Although this security is generally illiquid and its value is closely correlated to the performance of the relevant loan operating assets, it does provide the Bank with rights and negotiating leverage that help mitigate the overall credit risk. As part of the Bank’s financial collateral-backed senior lending operations, collateral of €192 million was held at the end of 2025 (2024: €179 million). The Bank also benefited from guarantees and risk-sharing facilities (see page 33 in the “Significant accounting estimates and critical judgements” section) extended by non-consolidated Special Funds and Cooperation Funds (see note 31 on “Related parties” on page 94), which provided credit enhancement of approximately €613 million at year-end (2024: €812 million), including support for the Bank’s engagement in Ukraine.

46	For further information about stage assessment, see page 24 in the “Accounting policies and judgements” section.
47	This ratio of amortised cost credit-impaired loans is based on the balance sheet carrying value rather than operating assets. Total NPLs including fair value loans were 8.4 per cent of operating assets (2024: 6.3 per cent).

EBRD Financial Report 2025	41

Loans at fair value through other comprehensive income

Set out below is an analysis of the Bank’s loans held at fair value through other comprehensive income for each of the Bank’s relevant internal risk rating categories.

	Fair value 2025				Fair value 2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Risk rating category	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
3: Strong	105	-	-	105	123	-	-	123
4: Good	173	-	-	173	286	-	-	286
5: Fair	145	-	-	145	141	1	-	142
6: Weak	30	-	-	30	45	-	-	45
7: Special attention	-	-	-	-	-	92	-	92
8: Non -performing	-	-	170	170	-	-	102	102
At 31 December	453	-	170	623	595	93	102	790

Loans at fair value through profit or loss

Set out below is an analysis of the Bank’s loans held at fair value through profit or loss for each of the Bank’s relevant internal risk rating categories.

	Fair 202 value 5	Fair 20 value 24
Risk rating category	€ million	€ million
4: Good	-	59
5: Fair	315	223
6: Weak	309	371
7: Special attention	217	251
8: Non -performing	52	41
At 31 December	893	945

Undrawn loan commitments and guarantees

Set out below is an analysis of the Bank’s undrawn loan commitments and guarantees for each of the Bank’s relevant internal risk rating categories.

	Undrawn commitments 2025					Guarantees 2025
	Stage 1	Stage 2	Stage 3[48]	Fair value[49]	Total	Stage 1	Stage 2	Stage 3	Total
Risk rating category	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
4: Good	390	55	-	-	445	349	-	-	349
5: Fair	4,103	-	-	-	4,103	1,589	-	-	1,589
6: Weak	5,737	152	-	30	5,919	910	21	-	931
7: Special attention	2,065	1,905	-	4	3,974	882	948	-	1,830
8: Non -performing	-	-	378	-	378	21	-	8	29
At 31 December	12,295	2,112	378	34	14,819	3,751	969	8	4,728

	Undrawn commitments 2024					Guarantees 2024
	Stage 1	Stage 2	Stage 3	Fair value	Total	Stage 1	Stage 2	Stage 3	Total
Risk rating category	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
2: Very strong	2	-	-	-	2	-	-	-	-
3: Strong	107	3	-	-	110	-	-	-	-
4: Good	1,109	104	-	-	1,213	156	-	-	156
5: Fair	4,840	9	-	-	4,849	1,540	-	-	1,540
6: Weak	4,688	34	-	53	4,775	892	1	-	893
7: Special attention	857	2,115	77	15	3,064	688	681	-	1,369
8: Non -performing	-	-	144	-	144	-	-	14	14
At 31 December	11,603	2,265	221	68	14,157	3,276	682	14	3,972

The Bank would typically have conditions precedent that would need to be satisfied before further disbursements on its debt transactions. In addition, for projects where the borrower has a risk rating of 8 and hence the project is in Stage 3, it is unlikely that commitments would be drawn down without additional assurances that credit quality would improve or without additional risk mitigants such as a third-party guarantee.

48	This table presents the overall risk rating of undrawn commitments inclusive of guarantees. As staging is assessed based solely on the borrower’s risk, there may be Stage 3 commitments with a risk rating other than 8 in this table. See pages 24 and 25 for a more detailed explanation of stage assessment.

49	Undrawn commitments for loans that will be classified at fair value through profit or loss and are therefore not relevant for IFRS impairment staging.

42	EBRD Financial Report 2025

Credit risk in the Banking portfolio: Concentration

Concentration by country

The following table breaks down the main Banking credit risk exposures into their carrying amounts by country. The EBRD is generally well diversified by country. The largest concentrations are in Türkiye, Poland, Ukraine and Egypt, which account for 14.2, 9.9, 8.5 and 8.0 per cent of loans drawn down respectively (as shown below) and 12.8, 7.9, 11.5 and 8.2 per cent of the Bank’s total loans and guarantees, including undrawn loans and guarantees, respectively. However, the nature of the regional focus of the EBRD’s business model is such that some groups of countries in which the Bank operates are highly correlated.

		Undrawn loan			Undrawn loan
		commitments and			commitments and
	Loans 2025	guarantees 2025	Total 2025	Loans 20 24	guarantees 2024	Total 2024
Country	€ million	€ million	€ million	€ million	€ million	€ million
Albania	573	613	1,186	542	579	1,121
Armenia	499	367	866	222	359	581
Azerbaijan	701	211	912	784	297	1,081
Belarus	183	3	186	214	-	214
Benin	-	30	30	-	-	-
Bosnia and Herzegovina	717	542	1,259	799	524	1,323
Bulgaria	277	335	612	423	295	718
Croatia	753	248	1,001	858	271	1,129
Cyprus	61	13	74	66	13	79
Czechia	459	14	473	502	25	527
Egypt	3,029	1,681	4,710	3,213	1,647	4,860
Estonia	289	149	438	247	109	356
Georgia	1,005	338	1,343	1,032	399	1,431
Greece	1,333	70	1,403	1,513	234	1,747
Hungary	361	9	370	520	3	523
Jordan	655	230	885	702	275	977
Kazakhstan	1,708	885	2,593	1,907	925	2,832
Kosovo	233	236	469	191	208	399
Kyrgyz Republic	100	285	385	86	168	254
Latvia	236	60	296	258	1	259
Lebanon	32	21	53	43	8	51
Lithuania	507	129	636	412	77	489
Moldova	478	777	1,255	617	518	1,135
Mongolia	794	256	1,050	806	295	1,101
Montenegro	214	309	523	180	230	410
Morocco	2,085	472	2,557	1,746	280	2,026
North Macedonia	463	812	1,275	540	687	1,227
Poland	3,746	801	4,547	3,537	837	4,374
Romania	2,325	824	3,149	2,211	490	2,701
Serbia	2,167	1,015	3,182	2,072	941	3,013
Slovak Republic	548	4	552	611	4	615
Slovenia	289	10	299	270	34	304
Tajikistan	325	167	492	366	154	520
Tunisia	501	763	1,264	490	615	1,105
Türkiye	5,369	1,961	7,330	5,382	1,829	7,211
Turkmenistan	2	12	14	8	5	13
Ukraine	3,228	3,359	6,587	2,695	3,068	5,763
Uzbekistan	1,539	1,536	3,075	1,297	1,725	3,022
At 31 December	37,784	19,547	57,331	37,362	18,129	55,491

EBRD Financial Report 2025	43

Concentration by industry sector

The following table breaks down the main Banking credit exposures into their carrying amounts by the industry sector of the project. The portfolio is generally well diversified, with only depository credit (banks), energy and transport constituting notable levels of sector concentration.

		Undrawn loan			Undrawn loan
	Loans	commitments	Total	Loans	commitments	Total
	2025	and guarantees 2025	2025	2024	and 20 guarantees 24	2024
	€ million	€ million	€ million	€ million	€ million	€ million
Depository credit (banks)	9,062	4,301	13,363	8,866	3,536	12,402
Energy	8,366	3,836	12,202	8,081	3,727	11,808
Food and agribusiness	2,335	624	2,959	2,535	685	3,220
Insurance, pensions, mutual funds	26	80	106	29	-	29
Leasing finance	599	139	738	511	146	657
Manufacturing and services	3,560	514	4,074	3,826	369	4,195
Municipal and environmental infrastructure	3,565	4,772	8,337	3,559	4,498	8,057
Natural resources	1,801	427	2,228	1,616	368	1,984
Non-depository credit (non-bank)	452	120	572	455	125	580
Real estate	1,606	333	1,939	1,371	289	1,660
Telecommunications, media and technology	1,106	306	1,412	1,043	273	1,316
Transport	5,306	4,095	9,401	5,470	4,113	9,583
Non-sovereign	29,330	10,209	39,539	28,701	9,454	38,155
Sovereign	8,454	9,338	17,792	8,661	8,675	17,336
At 31 December	37,784	19,547	57,331	37,362	18,129	55,491

Concentration by counterparty

The Bank has maximum nominal as well as risk-based non-sovereign Banking counterparty exposure limits. Maximum exposure (after risk transfers) to a single non-sovereign economic group was €843 million at end-2025 (2024: €834 million). Maximum exposure (after risk transfers) to a sovereign entity was €1,909 million at end-2025 (2024: €1,153 million).

Credit risk in Treasury: Management

Key risk parameters for funding, cash management, asset and liability management, and liquidity risk appetite are approved by the Board of Directors and articulated in the Treasury Authority and Liquidity Policy (TALP). The TALP is the document by which the Board of Directors delegates authority to the Vice President, CFO to manage and the Vice President, CRO to identify, measure, monitor and mitigate the Bank’s Treasury exposures. The TALP covers all aspects of Treasury activities where financial risks arise, as well as Risk Management’s identification, measurement, management and mitigation of those risks. In addition, Treasury Authority and Liquidity Procedures are approved by the Vice President, CRO to regulate operational aspects of Treasury risk-taking and the related risk management processes.

Eligible Treasury counterparties and investments are normally internally rated between 1.0 and 4.0 (approximately equivalent to S&P AAA to BBB ratings), with the exception of counterparties approved for local-currency activities in the economies where the Bank invests. These activities support the Bank’s initiatives to provide local-currency financing to Banking clients and to develop local capital markets. In cases where the creditworthiness of an issuer or counterparty deteriorates to levels below the eligibility standard for existing exposures, Risk Management and Treasury recommend actions for the approval of the Vice President, CRO and the Vice President, CFO.

The Treasury Authority and Liquidity Procedures state the minimum internal credit rating and maximum tenor by type of eligible counterparty, and set the maximum credit limit per rating. The actual credit limit and/or tenor approved for individual counterparties by Risk Management may be smaller or shorter than the ceilings defined by the TALP based on the likely direction of creditworthiness over the medium term, or on sector considerations. The limits apply across the range of eligible Treasury products for approved counterparties, with exposures measured on a risk-adjusted basis. All individual counterparty and investment credit lines are monitored and reviewed by Risk Management at least annually.

44	EBRD Financial Report 2025

The Bank’s exposure measurement methodology for Treasury credit risk uses a Monte Carlo simulation technique that produces, to a high degree of confidence, maximum exposure amounts at future points in time for each counterparty. This includes all transaction types and is measured out to the maturity of the longest dated transaction with each respective counterparty. These potential future exposures (PFE) are calculated and controlled against approved credit limits daily, with exceptions escalated to the relevant authority level for approval. Furthermore, the overall credit risk incurred by the Bank in its Treasury transactions is subject to a default value-at-risk (DVaR)50 limit of 10 per cent of the Bank’s available capital.51 Alongside the DVaR measure for Treasury credit risk, combined Treasury credit and market risk is limited through economic capital, which must not at any time exceed 15 per cent of available capital. Economic capital is calculated as the sum of the credit risk DVaR model and the market risk value-at-risk model.52

Risk mitigation techniques (such as collateral) and risk transfer instruments reduce calculated credit exposure. For example, ISDA Credit Support Annexes underpinning over-the-counter derivatives activity reduce PFE/DVaR in line with collateral posting expectations.

Credit risk in Treasury: Treasury liquid assets

The carrying value of Treasury’s liquid assets stood at €39.5 billion at 31 December 2025 (2024: €35.6 billion), of which €30.7 billion were current assets maturing within the next 12 months (2024: €27.7 billion).53

The internal ratings of Treasury’s counterparties and sovereign exposures are reviewed at least annually and adjusted as appropriate. Overall, the WAPD rating, weighted by the carrying value of Treasury’s liquid assets, remained largely stable at 2.35 as at 31 December 2025 (2024: 2.39).

50	Calculated at a 99.99 per cent confidence level and over a one-year horizon.
51	Available capital is total members’ equity less amounts allocated to the SEMED Cooperation Funds. See page 89 (in note 27) for further information.
52	Both calibrated to a 99.99 per cent confidence level and over a one-year horizon.
53	Treasury liquid assets consist of placements with and advances to credit institutions and debt securities.

EBRD Financial Report 2025	45

Placements with and advances to credit institutions

Set out below is an analysis of the Bank’s placements with and advances to credit institutions for each of the Bank’s relevant internal risk rating categories.

Risk rating category	2025 € million	2024 € million
1. Excellent	322	-
2. Very strong	14,487	9,849
3. Strong	11,810	14,571
4. Good	366	-
5. Fair	680	317
6. Weak	21	56
At 31 December	27,686	24,793

At 31 December 2025 there were no placements with or advances to credit institutions that were past due or credit-impaired (2024: €nil); all were in Stage 1 for ECL purposes and there was no material ECL.

Debt securities at fair value through profit or loss

Set out below is an analysis of the Bank’s debt securities at fair value through profit or loss for each of the Bank’s relevant internal risk rating categories.

Risk rating category	2025 € million	2024 € million
1. Very strong	1,437	375
2. Strong	45	145
3. Good	278	483
4. Fair	271	284
5. Weak	164	70
At 31 December	2,195	1,357

There were no debt securities at fair value past due in 2025 (2024: €nil).

Debt securities at amortised cost

Set out below is an analysis of the Bank’s debt securities at amortised cost for each of the Bank’s relevant internal risk rating categories.

Risk rating category	2025 € million	2024 € million
1. Excellent	4,700	4,446
2. Very strong	5,377	4,881
3. Strong	263	153
At 31 December	10,340	9,480

There were no debt securities at amortised cost past due in 2025 (2024: €nil); all were in Stage 1 for ECL purposes and there was no material ECL.

46	EBRD Financial Report 2025

Treasury credit risk exposure

In addition to Treasury’s liquid assets, there are other products, such as OTC swaps and forward contracts, that are included within Treasury’s overall portfolio. PFE calculations show the future exposure throughout the life of a transaction. This is particularly important for Treasury’s securities financing transactions and OTC hedging derivatives. Calculation of PFE takes into account reduction in counterparty exposures through standard risk mitigations such as collateral, which enables Risk Management to see a comprehensive exposure profile for all Treasury products (including liquid assets) against a specific counterparty limit on a daily basis. Moreover, based on the simulation of counterparty defaults, DVaR measures the maximum aggregated loss, to a high degree of confidence (99.99 per cent), that Treasury could incur over a one-year horizon.

Treasury PFE stood at €36.3 billion at 31 December 2025 (2024: €32.2 billion), whereas the DVaR was €1.56 billion at 31 December 2025 (2024: €1.4 billion).

A very low proportion of Treasury exposures was below investment grade quality,54 amounting to around 2.9 per cent at 31 December 2025 (2024: 2.1 per cent). This comprised a small pool of local-currency assets held with counterparties from the economies in which the Bank operates.

Before provisioning, the value of credit-impaired assets in the Treasury portfolio was €nil at 31 December 2025 (2024: €nil).

Derivatives

The Bank makes use of derivatives for different purposes within both its Banking portfolio and its Treasury activities. Within the Banking equity portfolio, option contracts are privately negotiated with third parties to provide potential exit routes for the Bank on many of its unlisted share investments. The Bank also enters into a small number of interest rate or currency swaps with loan clients or co-lenders to assist them in the management of their market risks, which are fully hedged. Within Treasury, the use of exchange-traded and OTC derivatives is primarily focused on hedging interest rate and foreign exchange risks arising from Bank-wide activities, as well as sourcing local currency to finance Banking loans. Market views expressed through derivatives are also undertaken as part of Treasury’s activities (within the tight market risk limits described on page 53), while the transactions through which the Bank funds itself in the capital markets are typically swapped into floating-rate debt with derivatives.

The risks arising from derivative instruments are combined with those deriving from all other instruments dependent on the same underlying risk factors and are subject to overall market and credit risk limits, as well as to stress tests.

54	BB+/Ba1/BB+ level or worse.

EBRD Financial Report 2025	47

The table below shows the fair value of the Bank’s derivative financial assets and liabilities at 31 December 2025 and 31 December 2024.

	Assets 2025 € million	Liabilities 2025 € million	Total 2025 € million	Assets 2024 € million	Liabilities 2024 € million	Total 2024 € million
Portfolio derivatives not designated as hedges OTC foreign currency products Currency swaps Spot and forward currency transactions	547 54	(81) (124)	466 (70)	835 530	(127) (28)	708 502
	601	(205)	396	1,365	(155)	1,210
OTC interest rate products
Interest rate swaps	779	(607)	172	1,108	(824)	284
Caps/floors	-	(5)	(5)	-	(10)	(10)
Banking derivatives
Fair value of equity derivatives held in relation to the Banking portfolio	96	(99)	(3)	139	(56)	83
Total portfolio derivatives not designated as hedges and Banking derivatives	1,476	(916)	560	2,612	(1,045)	1,567
Derivatives held for hedging
Derivatives designated as fair value hedges
Interest rate swaps	717	(1,135)	(418)	633	(1,141)	(508)
Cross-currency interest rate swaps	1,787	(960)	827	953	(1,731)	(778)
Embedded derivatives[55]	1,027	(180)	847	1,147	(165)	982
	3,531	(2,275)	1,256	2,733	(3,037)	(304)
Derivatives designated as cash flow hedges
Forward currency transactions	2	-	2	-	-	-
Interest rate swaps	220	(16)	204	364	(2)	362
Total derivatives held for hedging	3,753	(2,291)	1,462	3,097	(3,039)	58
Total derivatives at 31 December	5,229	(3,207)	2,022	5,709	(4,084)	1,625

Set out below is an analysis of the Bank’s derivative financial assets for each of the Bank’s internal risk rating categories.

Risk rating category	2025 € million	2024 € million
1. Excellent	1,027	1,147
2. Very strong	2,198	554
3. Strong	1,868	3,800
4. Good	44	51
5. Fair	29	56
6. Weak	52	84
7. Special attention	10	17
8. Non-performing	1	-
At 31 December	5,229	5,709

There were no derivative financial assets past due in 2025 (2024: €nil).

Included in the fair value of derivatives is a net valuation increase of €62 million attributable to the counterparty portfolio-level adjustments for credit and funding cost factors that could reasonably influence the price of the derivatives in an arm’s length market transaction (2024: €44 million increase).

Also included in the valuation of derivatives is an overall negative value to the Bank of €17 million attributable to “cheapest-to-deliver” (CTD) adjustments (2024: €19 million) reflecting the value of terms and conditions relating to the posting of collateral in the Bank’s CSA agreements.

[55]	Where a financial liability held at amortised cost contains an embedded derivative which is of a different economic character to the host instrument, that embedded derivative is bifurcated and measured at fair value through the income statement. All such derivatives bifurcated by the Bank are embedded in “debts evidenced by certificates”. These embedded derivatives are options held either by the Bank or the holder of the debt to terminate the instrument prior to its contractual maturity.

48	EBRD Financial Report 2025

In order to manage credit risk in OTC derivative transactions,56 the Bank’s policy is to approve each counterparty individually in advance and to review its creditworthiness and eligibility regularly. Derivative limits are included in overall counterparty credit limits. OTC derivative transactions are normally carried out only with the most creditworthy counterparties, rated at the internal equivalent of BBB and above. Notwithstanding this, the Bank also maintains a small portfolio of derivative transactions with counterparties rated BBB, entered into largely to support its local-currency banking portfolios. These exposures are subject to enhanced credit assessment, approval and ongoing monitoring processes. Furthermore, the Bank pays attention to mitigating the credit risk of OTC derivatives through the negotiation of appropriate legal documentation with counterparties. OTC derivative transactions are documented under an ISDA Master Agreement with an accompanying CSA. As part of this process, the Bank obtains the necessary legal opinions to confirm the enforceability of netting and collateral arrangements in the relevant jurisdictions, which determine whether collateral calls are made on a net or a gross basis. These provide for the posting of collateral by the counterparty once the Bank’s exposure exceeds a given threshold, which is usually a function of the counterparty’s external credit rating.

The Bank has also expanded the scope for applying risk mitigation techniques by documenting the widest possible range of instruments transacted with a given counterparty under a single Master Agreement and CSA, notably foreign exchange transactions. Similarly, the Bank emphasises risk mitigation for repurchase and reverse repurchase agreements and related transaction types through Master Agreement documentation.

Collateral57

The Bank mitigates counterparty credit risk by holding collateral against exposures to derivative counterparties.

Counterparty exposure, for the purposes of collateralising credit risk, is only concerned with counterparties with whom the Bank has an overall net positive exposure. At 31 December 2025 this exposure stood at €1,485 million (2024: €1,324 million). Against this, the Bank held collateral of €1,444 million (2024: €1,287 million), reducing its net credit exposure to €41 million (2024: €37 million). Cash collateral is recognised on the balance sheet within “Placements with and advances to credit institutions”, with an offsetting liability to the counterparty recognised within “Borrowings”. Securities pledged as collateral are not recognised on the balance sheet.

Where the Bank borrows or purchases securities subject to a commitment to resell them (a reverse repurchase agreement) but does not acquire the risk and rewards of ownership, the transactions are treated as collateralised loans. The securities are not included in the balance sheet and are held as collateral. In some cases, the fair value of these securities may, over time, exceed the agreed resale price. In these cases, the Bank may be required to pledge cash back to the counterparty to offset this mismatch.

The table below illustrates the fair value of collateral held that is permitted to be sold or repledged in the absence of default. Sold or repledged collateral includes collateral on-lent through bond lending activities. In all cases, the Bank has an obligation to return equivalent securities.

	Held collateral	Sold or repledged	Pledged collateral	Held collateral	Sold or repledged	Pledged collateral
	2025	2025	2025	2024	2024	2024
Collateral held as security	€ million	€ million	€ million	€ million	€ million	€ million
Derivative financial instruments
High-grade government securities	516	-	-	443	-	-
Cash	928	928	-	844	844	-
	1,444	928	-	1,287	844	-
Reverse sale and repurchase
transactions
Securities	5,138	-	-	5,043	-	-
Cash	3	3	(2)	5	5	(1)
	5,141	3	(2)	5,048	5	(1)
At 31 December	6,585	931	(2)	6,335	849	(1)

The Bank’s derivative exposures are managed on both a net and a gross basis for the purpose of collateral management. In the majority of cases, a derivative counterparty’s obligation to post collateral to the Bank is determined based on the net position held with that counterparty in aggregate. For a small number of counterparties where ISDA netting and collateral arrangements are not legally enforceable, collateral calls are made on a gross basis. In these cases, collateral is posted against individual derivative positions rather than a netted portfolio exposure. Separately to this, a small proportion of the Bank’s derivative exposures are also

[56]	This does not include negotiated options associated with share investments.

[57]	For details of collateral held against Banking loan exposures, see the “Loan investments at amortised cost” section on page 41.

EBRD Financial Report 2025	49

subject to “Master Agreement netting arrangements”, which is where there is an enforceable right to receive or pay a single net amount to settle the contractual cash flows (as opposed to collateral payments) arising from derivatives covered by such arrangements. The Bank presents all derivative exposures on a gross basis on the balance sheet, including immaterial exposures subject to such arrangements. At 31 December 2025 the Bank had €3 million of assets and €1 million of liabilities that were subject to “Master Agreement netting arrangements”, against which €2 million of collateral was held (2024: €3 million of assets, €1 million of liabilities, €2 million of collateral).

Credit risk in Treasury: Concentration

Concentration by country

At the end of 2025 and 2024, Treasury credit risk exposure was spread across the following countries:

50	EBRD Financial Report 2025

Concentration by counterparty type

The Bank continues to be largely exposed to banks in the Treasury portfolio, which accounted for 66.8 per cent of the portfolio peak exposure (2024: 70.9 per cent). Direct sovereign exposure58 (sovereigns, supranationals and agencies (SSA)) increased to 6.6 per cent (2024: 2.5 per cent), while exposure to counterparties in the Bank’s countries of operation (CoOs) decreased to 2.7 per cent (2024: 3.6 per cent) on a PFE basis.

B.	Market risk

Market risk is the potential loss that could result from adverse market movements. The primary drivers of market risk are: (i) interest rate risk; (ii) foreign exchange risk; (iii) equity risk; and (iv) commodity price risk.

Market risk in the Banking portfolio

The Bank’s policy is that the Banking loan portfolio is match-funded by Treasury in terms of currency, so for loan facilities extended in currencies other than the euro the foreign exchange risk is hedged by Treasury. Likewise, interest rate risk to which the Banking loan portfolio would normally be exposed is managed through the Treasury portfolio. As such, it is intended that there is minimal residual foreign exchange or interest rate risk present in the Banking loan portfolio.

The main exposure to market risk in the Banking portfolio arises from the exposure of share investments to foreign exchange and equity price risk, neither of which is captured in the expected shortfall figures discussed under “Market risk in the Treasury portfolio”. Additional sensitivity information for the Bank’s share investments has been included under “Level 3 – sensitivity analysis” on page 67 of this report.

The Bank takes a long-term view of its equity investments, and therefore accepts the short-term volatilities in value arising from exchange rate risk and equity price risk.

[58]	Indirect exposure is not included – that is, where the Bank holds government securities as collateral.

EBRD Financial Report 2025	51

Foreign exchange risk

The Bank is subject to foreign exchange risks as it invests in equities with foreign exchange exposures to currencies other than the euro. Accordingly, the value of the equity investments may be affected favourably or unfavourably by fluctuations in currency rates. The table below indicates the currencies to which the Bank had significant exposure through its equity investments at 31 December 2025.59 The sensitivity analysis summarises the total effect of a reasonably possible movement of the currency rate60 against the euro on equity fair value and on profit or loss with all other variables held constant.

Share investments at fair value through profit or loss

	5-year rolling average movement in exchange rate %	Fair value € million	Impact on net profit € million
Euro	-	1,670	-
Polish zloty	2.6	1,121	29
Turkish lira	42.3	782	331
Romanian leu	0.9	674	6
Bulgarian lev[61]	0.2	253	-
Egyptian pound	29.2	245	72
Kazakh tenge	4.9	224	11
Moldovan leu	3.5	171	6
Other non-euro	13.1	1,447	190
At 31 December 2025		6,587	645

	5-year rolling average movement in exchange rate %	Fair value € million	Impact on net profit € million
Euro	-	1,465	-
Polish zloty	3.9	1,129	44
Turkish lira	44.1	966	426
Romanian leu	1.3	633	8
Kazakh tenge	7.5	325	24
Egyptian pound	31.8	248	79
Bulgarian lev	0.1	182	-
Hungarian forint	7.0	156	11
Other non-euro	16.3	1,435	234
At 31 December 2024		6,539	826

The average exchange rate movement for “other non-euro” consists of the weighted average movement in the exchange rates listed in the same table.

Equity price risk

Equity price risk is the risk of unfavourable changes in the fair values of equities as the result of changes in the levels of equity indices and the value of individual shares. In terms of equity price risk, the Bank expects the effect on net profit will, on average, have a positive correlation with the movement in equity indices, for both listed and unlisted equity investments. The table below summarises the potential impact on the Bank’s net profit from reasonably possible changes in equity indices.62

[59]	The table reflects the currency of the economy of risk associated with each investment. Depending on their business models, the underlying investments may be exposed to other foreign exchange risks which could affect their value, but those risks are outside the scope of this disclosure.

[60]	Based on a five-year rolling average movement in the exchange rate.

[61]	On 1 January 2026, the euro replaced the Bulgarian lev (BGN) as the official currency of Bulgaria.

[62]	Based on a five-year rolling average movement in the relevant equity market indices. The table reflects the currency of the economy of risk associated with each investment.

52	EBRD Financial Report 2025

Share investments at fair value through profit or loss

		5-year rolling average movement in benchmark index %	Fair value € million	Impact on net profit € million
Poland	WIG Index	24.8	1,121	278
Türkiye	BIST 100 Index	60.8	782	476
Romania	BET Index	26.1	674	176
Greece	ASE Index	22.3	507	113
Slovenia	SBITOP Index	32.0	406	130
Lithuania	VILSE Index	11.7	338	39
Bulgaria	SOFIX Index	24.2	253	61
Latvia	RIGSE Index	15.8	252	40
Regional and other	Weighted average	30.3	2,254	683
At 31 December 2025			6,587	1,996

		5-year rolling average movement in benchmark index %	Fair value € million	Impact on net loss € million
Poland	WIG Index	15.6	1,129	176
Türkiye	BIST 100 Index	63.7	966	616
Romania	BET Index	17.2	633	109
Greece	ASE Index	15.8	459	73
Slovenia	SBITOP Index	22.5	331	74
Kazakhstan	KASE Index	24.8	325	81
Egypt	EGX 30 Index	28.9	248	72
Lithuania	VILSE Index	9.5	247	23
Regional and other	Weighted average	28.2	2,201	621
At 31 December 2024			6,539	1,845

The average movement in the benchmark index for “regional and other” is made up of the weighted average movement in benchmark indices of the countries listed in the same table.

Market risk in the Treasury portfolio

Interest rate and foreign exchange risk

The Bank’s market risk exposure arises from the fact that the movement of interest rates and foreign exchange rates may have an impact on positions taken by the Bank. These risks are centralised and hedged by the Balance Sheet Management desk in Treasury, which aims to ensure that the residual market risk remains within the Bank’s agreed risk appetite. The Bank’s sensitivity to these risks is therefore limited.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the interest is fixed on a financial instrument indicates the extent to which it is exposed to interest rate risk. Interest rate risks are managed by hedging the interest rate profiles of assets and liabilities through the use of exchange-traded and OTC derivatives.

The Bank measures its exposure to market risk and monitors limit compliance daily through a combination of Board and management limits. These limits are set out in the TALP approved by the Board and in the Treasury Authority and Liquidity Procedures approved by the Risk Committee. The Board limit requires that overall market risk, measured by an appropriately calibrated value-at-risk model at a 99.99 per cent confidence level over a one-year horizon, must not at any time exceed 10 per cent of available capital. At management level, the main market risk limits are based on expected shortfall (ES) computed at a 95 per cent confidence level over a one-day trading horizon. ES is defined as the average potential loss above a certain threshold (for example, 95 per cent) that could be incurred due to adverse fluctuations in interest rates and/or foreign exchange rates. The total ES limit set by management at a 95 per cent confidence level over a one-day trading horizon is €60.0 million.

For enhanced comparability across institutions, the numbers disclosed in this Financial Report show ES-based measures scaled up to a 10-day trading horizon. The market risk methodology regards the risk-free rate and the three-month swap curve as the main

EBRD Financial Report 2025	53

interest rate risk factor and the other factors as basis spread risk factors.63 The total ES (95 per cent confidence level over a 10-day trading horizon) for the Bank’s Treasury portfolio, including basis spread risks, stood at €17.5 million at 31 December 2025 (2024: €34.6 million) with an average ES over the year of €23.9 million (2024: €54.7 million). The cross-currency basis risk arising in Treasury’s synthetic funding of the Bank’s local-currency loan investments represents an important market driver. Interest rate option exposure stood at €0.2 million at year-end (2024: €0.2 million), having peaked at €1.2 million during the year (2024: €1.2 million). The specific contribution from foreign exchange risk to the overall ES stood at €3.9 million at year-end (2024: €6.3 million), having peaked at €8.9 million during the year (2024: €7.0 million).

Interest rate benchmark reforms

LIBOR reforms were completed on 30 September 2024, when synthetic US dollar LIBOR settings (one-month, three-month and six-month) ceased publication.

The Bank has successfully transitioned all trades linked to pound sterling, Swiss franc, Japanese yen and US dollar LIBOR settings.

Local-currency inflation risk

The Bank is additionally exposed to local-currency market risk in the Kazakh Consumer Price Index (CPI), which exposes the Bank to model risk, given that there is no market in Kazakh inflation. Treasury has raised Kazakh tenge through issuances linked to inflation, given that the Kazakh tenge market had no transparent domestic reference rate for borrowing and lending at the time of the issuances (2019 and 2020). This risk is mitigated by the fact that the liabilities are partially matched by on-lending linked to Kazakh CPI. At 31 December 2025 surplus Kazakh tenge CPI-linked funding stood at €155 million (2024: €264 million); these funds were invested predominantly in short-term Kazakh government bonds.

Equity price risk

In its Treasury portfolio, the Bank had direct exposure to equity risk of €214 million at 31 December 2025 through two Treasury share investments64 (2024: €191 million). In addition, indirect exposures to equity risk occur in the form of equity-linked structured products that are hedged on a back-to-back basis and therefore result in no outright exposure.

C.   Liquidity risk

Liquidity risk management process

The EBRD’s liquidity policies are designed to ensure that the Bank maintains a prudent level of liquidity, given the risk environment in which it operates, and to support its triple-A credit rating.

The Bank’s medium-term liquidity requirements are based on satisfying each of the following three minimum constraints:

●	Net Treasury liquid assets must be at least 75 per cent of the next two years’ projected net cash requirements, without recourse to accessing funding markets.

●	The Bank’s liquidity must be considered a strong positive factor when rating agency methodologies are applied. These methodologies include applying haircuts to the Bank’s liquid assets, assessing the level of debt due within one year and considering undrawn commitments. This provides an external view of liquidity coverage under stressed circumstances.

●	The Bank must be able to meet its obligations for at least 12 months under an extreme stress scenario. This internally generated scenario considers a combination of events that could detrimentally impact the Bank’s liquidity position.

For the purposes of the net cash requirements coverage ratio above, all assets managed within the Treasury portfolio are considered to be liquid assets, while “net” Treasury liquid assets represent gross Treasury assets net of short-term debt.65

[63]	Spread risk arises from cross-currency basis spreads, tenor spreads (for example, between six-month and three-month LIBOR), overnight index swap (OIS) spreads and government bond spreads. For the currencies where the three-month LIBOR ceased, the new risk-free rate is considered to be the main interest risk factor (for example, pound sterling – SONIA, Swiss franc – Saron, Japanese yen – Tonia, US dollar – SOFR, Turkish lira – OIS). For all other currencies, the three-month swap curve is regarded as the main interest risk factor and the other factors as basis spread risk factors.

[64]	See note 20 to the financial statements on page 83.

[65]	For this ratio, short-term debt is debt with a fixed or optional maturity of one year or less at the point of recognition – that is, it is not debt where the remaining maturity was one year or less at 31 December 2025.

54	EBRD Financial Report 2025

The Bank holds liquidity above its minimum policy levels to allow flexibility in the execution of its borrowing programme. At 31 December 2025, the Bank’s key medium-term liquidity metrics were as follows:

●	Net Treasury liquid assets represented 194 per cent (2024: 143 per cent) of the next two years’ net cash requirements against a minimum 75 per cent coverage.

●	Treasury liquid assets (after the application of haircuts to simulate a stressed scenario) represented 137 per cent (2024: 119 per cent) of one-year debt service plus 50 per cent of undrawn commitments, against a minimum 100 per cent coverage.

The average weighted maturity of assets managed by Treasury at 31 December 2025 was 1.2 years (2024: 1.1 years).

The Bank’s short-term liquidity policy is aligned with the principles of the Liquidity Coverage Ratio within the Basel III reform package. This policy requires that the ratio of maturing liquid assets and scheduled cash inflows to cash outflows over both a 30-day and a 90-day horizon must be above 100 per cent. These minimum requirements under the Bank’s policy were met in full at 31 December 2025 and were consistently exceeded throughout the year.

In addition to the above, Treasury actively manages the Bank’s liquidity position on a daily basis.

The Bank has a proven record of access to funding in the capital markets via its global medium-term note programme and commercial paper facilities. In 2025 the Bank raised €19.3 billion of medium- to long-term debt with an average tenor of 4.2 years (the earlier of the first call/put or maturity) (2024: €15.0 billion and 4.9 years). During 2025, the Bank’s triple-A credit rating with a stable outlook was affirmed by all three major credit rating agencies.

The table below is a maturity analysis of the undiscounted cash flows deriving from the Bank’s financial liabilities. Cash flows are presented in the earliest maturity band in which they could contractually fall due. As the figures represent undiscounted cash flows, they do not match those reported in the balance sheet.

	Up to and	Over 1 month	Over 3 months	Over year 1
	including	and up to and	and up to and	and up to and	Over
	1 month	including 3 months	including 1 year	including 3 years	3 years	Total
Financial liabilities at 31 December 2025	€ million	€ million	€ million	€ million	€ million	€ million
Non-derivative cash flows
Amounts owed to credit institutions	(1,170)	(77)	(110)	(493)	(12)	(1,862)
Debts evidenced by certificates	(3,681)	(860)	(6,325)	(20,376)	(48,779)	(80,021)
Other financial liabilities	(322)	(89)	(73)	(29)	(766)	(1,279)
At 31 December 2025	(5,173)	(1,026)	(6,508)	(20,898)	(49,557)	(83,162)
Trading derivative cash flows
Net settling interest rate derivatives	(12)	(44)	(617)	(410)	(359)	(1,442)
Gross settling interest rate derivatives –	(409)	(1,032)	(2,482)	(1,905)	(1,248)	(7,076)
outflow
Gross settling interest rate derivatives –	387	997	2,419	1,880	1,072	6,755
inflow
Foreign exchange derivatives – outflow	(2,218)	(2,506)	(1,755)	(94)	(75)	(6,648)
Foreign exchange derivatives – inflow	2,183	2,442	1,748	93	73	6,539
At 31 December 2025	(69)	(143)	(687)	(436)	(537)	(1,872)
Hedging derivative cash flows
Net settling interest rate derivatives	(25)	(22)	(92)	(136)	(216)	(491)
Gross settling interest rate derivatives –	(580)	(97)	(594)	(2,414)	(2,899)	(6,584)
outflow
Gross settling interest rate derivatives –	327	116	599	2,242	2,887	6,171
inflow
At 31 December 2025	(278)	(3)	(87)	(308)	(228)	(904)
Total financial liabilities at 31 December 2025	(5,520)	(1,172)	(7,282)	(21,642)	(50,322)	(85,938)

Undrawn commitments
Financial institutions	(6,497)	-	-	-	-	(6,497)
Non-financial institutions	(15,224)	-	-	-	-	(15,224)
At 31 December 2025	(21,721)	-	-	-	-	(21,721)

EBRD Financial Report 2025	55

Financial liabilities at 31 December 2024	Up to and including 1 month € million	Over 1 month and up to and including 3 months € million	Over 3 months and up to and including 1 year € million	Over 1 year and up to and including 3 years € million	Over 3 years € million	Total € million
Non-derivative cash flows
Amounts owed to credit institutions	(1,188)	(94)	(22)	(77)	(86)	(1,467)
Debts evidenced by certificates	(1,184)	(2,654)	(10,430)	(15,333)	(44,226)	(73,827)
Other financial liabilities	(104)	(269)	(63)	(33)	(741)	(1,211)
At 31 December 2024	(2,476)	(3,017)	(10,515)	(15,443)	(45,053)	(76,505)
Trading derivative cash flows
Net settling interest rate derivatives	(34)	(69)	(170)	(293)	(464)	(1,030)
Gross settling interest rate derivatives –	(398)	(327)	(1,787)	(1,703)	(1,357)	(5,572)
outflow
Gross settling interest rate derivatives –	337	301	1,763	1,682	1,108	5,191
inflow
Foreign exchange derivatives – outflow	(356)	(279)	(302)	(192)	(219)	(1,348)
Foreign exchange derivatives – inflow	353	276	301	188	216	1,334
At 31 December 2024	(98)	(98)	(195)	(318)	(716)	(1,425)
Hedging derivative cash flows
Net settling interest rate derivatives	(18)	(64)	(216)	(67)	(35)	(400)
Gross settling interest rate derivatives –	(881)	(465)	(1,923)	(3,676)	(6,573)	(13,518)
outflow
Gross settling interest rate derivatives –	812	415	1,620	3,231	6,321	12,399
inflow
At 31 December 2024	(87)	(114)	(519)	(512)	(287)	(1,519)
Total financial 31 December liabilities at 2024	(2,661)	(3,229)	(11,229)	(16,273)	(46,056)	(79,449)

Undrawn commitments
Financial institutions	(5,203)	-	-	-	-	(5,203)
Non-financial institutions	(14,709)	-	-	-	-	(14,709)
At 31 December 2024	(19,912)	-	-	-	-	(19,912)

D.   Environment and sustainability-related risks

The Bank’s approach to the environmental and social impacts and risks of its projects is governed by its Environmental and Social Policy66 (ESP). The ESP is approved by the Board of Directors and its implementation is delegated to management. The Environment and Sustainability Department (ESD) is the lead department responsible for implementing the ESP. The ESP sets out the Bank’s framework for assessing and mitigating environmental and social risks and impacts of its projects by ensuring that they are structured to meet “good international practice”67 on environmental and social matters, and provide sustainable outcomes.

In 2024 the Board of Directors approved an updated ESP, which came into effect on 1 January 2025. The updated ESP reinforces the Bank’s commitment to sustainability in the projects it finances and introduces enhanced measures to mitigate environmental and social risks, while helping to ensure a lasting positive impact across the Bank’s regions. Key updates include a more robust, risk-based approach to project assessment, with higher-risk projects undergoing stringent evaluations to identify and manage potential impacts early, as well as more intensive monitoring, ensuring that all projects meet sustainability standards and deliver positive outcomes. The updated policy also strengthens the EBRD’s supply chain requirements, making borrowers responsible for ensuring that suppliers comply with international standards on labour practices, human rights and environmental protection. Audits may be conducted to verify compliance. In line with global priorities, the policy enhances biodiversity protection by introducing stricter measures to safeguard natural habitats and ecosystems. Projects affecting biodiversity face rigorous scrutiny, including mandatory mitigation measures where necessary. The new policy also advances the Bank’s commitment to human rights and social inclusion, with a greater emphasis on safeguarding vulnerable populations and promoting gender equality. The policy aims to ensure that the benefits of EBRD-supported projects are shared equitably. Lastly, the updated policy enhances the requirement for accessible and

[66]	https://www.ebrd.com/esp

[67]	Good international practice is defined in the ESP as the exercise of professional skill, diligence, prudence and foresight that would reasonably be expected from skilled and experienced professionals engaged in the same type of undertaking under the same or similar circumstances globally or regionally. The outcome of such an exercise is that the project employs the most appropriate techniques and standards in the project-specific circumstances, as outlined in relevant guidance notes.

56	EBRD Financial Report 2025

transparent grievance mechanisms, allowing stakeholders to raise concerns about environmental or social impacts in a safe and timely manner.

Investment-related environmental and social risks are managed by ESD. Its tasks include project appraisal and monitoring, policy engagement, sustainability reporting and the development of sustainability-related technical cooperation programmes. All projects undergo environmental and social appraisal to help the EBRD decide if a project should be financed and, if so, how environmental and social risks and impacts should be addressed in planning, implementing and operating the project. In addition, monitoring of the projects and their impacts is a vital component of the EBRD’s approach to sustainability and is key to demonstrating that the Bank is delivering in line with its mandate, policies and strategies. Monitoring enables the Bank not only to track the performance of individual projects, but also to implement corrective actions where needed. The Bank asks all clients to report annually on their environmental and social performance and the implementation of Environmental and Social Action Plans (ESAPs) and, where relevant, Green Project Monitoring Plans (GPMPs). The EBRD’s environmental and social specialists and/or consultants carry out on-site monitoring visits for higher-risk projects where needed, and advise clients on the implementation of agreed ESAP actions for those projects, which may be related to issues such as land acquisition, involuntary resettlement, health and safety, labour, pollution prevention, biodiversity, cultural heritage and climate.

Since 1 January 2023, all new EBRD investments and activities have been aligned with the mitigation and adaptation goals of the Paris Agreement on climate change, with the exception of certain projects which are classified as legacy projects (as outlined in the International Sustainability Standards Board (ISSB) Report). The Bank has an approach to Paris alignment and a robust framework for EBRD financing and activities, including internal activities, to support climate action and to engage with clients in their transition to a low-carbon economy.

Following the EBRD’s signing of the Joint Multilateral Development Bank Statement on Nature, People and Planet in 2021, the Bank has been enhancing its efforts to protect and enhance biodiversity and nature. The EBRD’s “Approach to Nature”68 (December 2023) states how the Bank intends to deliver more benefits for nature and play its part in halting and reversing biodiversity loss by 2030. The Approach to Nature also outlines how the EBRD will increase ambition and actions across the three pillars of “protect”, “invest” and “disclose”. At COP30 in Belém in 2025, together with other MDBs, we launched the Common Principles for Tracking Nature Finance and A Practitioner’s Guide to Results Metrics Selection, both designed to support the development of high-quality financial products and attract greater private capital for nature.

The EBRD has an array of externally reported sustainability-related disclosures and publications, primarily:

●	ISSB Report: In 2025, the EBRD became the first multilateral development bank to publish sustainability disclosures fully complying with ISSB standards. This report was externally reviewed by the Bank’s auditor, which issued an unmodified limited assurance opinion. Building on the foundations of the Task Force on Climate-related Financial Disclosures (TCFD), the new ISSB Report replaces the Bank’s TCFD Report and expands its climate-related reporting. It provides enhanced transparency on the Bank’s governance, strategy, risk management and performance metrics as regards sustainability. The ISSB Report is a major step forward in the Bank’s sustainability journey, increasing transparency regarding its climate-related financial risks and opportunities.

●	Global Reporting Initiative (GRI) Report: Sustainability Disclosures: Provides a comprehensive overview of the EBRD’s approach to environmental, social and governance issues

●	Investor Report on Sustainability: Provides an account of how the Bank's commitments to sustainability are embedded in all EBRD activities, through strategies, policies, operations and governance.

●	Principles for Responsible Investment (PRI): With the attainment of ISO 14001 certification and the successful establishment of an Environmental Management System (EMS), the Bank decided to discontinue PRI reporting in 2025.

The Bank is also working towards digitalising its environmental and social data, including the potential use of AI tools. These tools will help improve data management as well as generate meaningful data for the purposes of internal and external sustainability monitoring and reporting, improving the overall data governance process.

[68]	www.ebrd.com/content/dam/ebrd_dxp/assets/pdfs/green/climate-resilience/ebrd-approach-to-nature.pdf

EBRD Financial Report 2025	57

Climate risk

Building on the ISSB Report milestone, the Bank remains committed to further enhancing the quality of its disclosures, with a particular focus on strengthening stress-testing frameworks and advancing methodologies for physical climate risk assessment.

Climate risk is the key potentially material financial risk the Bank considers, as it continues to be recognised as a cross-cutting factor influencing credit, market and operational risks. It is embedded within the Bank’s existing risk management framework. For example, climate considerations are integrated into credit risk analysis and expected credit loss calculations, where the impact on clients’ future performance is reflected in probability of default ratings where applicable. Loss given default assumptions are not currently adjusted for climate risk due to insufficient evidence of material impact. Similarly, climate risk is incorporated into fair value assessments when there are market-observable inputs. As at 31 December 2025, based on available data and analysis, the financial impact of climate risks on the Bank was assessed as immaterial.

Looking ahead, the Bank will continue to refine its approach in line with evolving best practices. Key priorities include enhancing stress-testing capabilities, deepening physical risk data and financial analysis, and strengthening monitoring processes as integral components of climate risk management.

E.  Operational risk

The Bank defines operational risk as the risk of financial loss and adverse reputational impact due to inadequate or failing processes, people, systems and/or external events.

Sources of operational risk

Operational risk may materialise from various sources, including human error, employee misconduct (such as fraud), non-compliance with applicable rules and internal policies, third-party failures to meet contractual obligations, and disruptions to IT systems or cyber-security incidents. These events could lead to financial losses and may adversely impact the Bank’s reputation.

Operational Risk Framework

The Bank's Operational Risk Framework (ORF) is designed to identify, manage and monitor operational risks through a structured and comprehensive approach. It incorporates governance structures, policies, procedures and reporting mechanisms to ensure effective risk management. Key components include:

●	Governance, policies and procedures: A comprehensive set of policies and procedures supports the ORF, complemented by dedicated frameworks for information security and personal data protection.

●	Operational risk appetite: Defines the Bank's approach to risk-taking, outlining the rationale for accepting or avoiding specific risks.

●	Incidents: Systematic collection and analysis of operational risk incidents to strengthen controls and mitigate future risks, including benchmarking against peer institutions.

●	Issues and actions: Identification of control gaps or weaknesses and establishment of actions to mitigate them.

●	Key indicators: Metrics used to monitor operational risks and control effectiveness over time, prompting necessary actions.

●	Risk and control assessments: Comprehensive evaluations by each business unit to determine risk profiles, assess control effectiveness, and establish residual risk ratings.

●	Reporting and monitoring: Regular management information reports track outcomes against targets and tolerance levels.

●	Systems and tools: Use of a Governance Risk Control system to record, manage and report operational risks, controls, issues and incidents.

●	Conduct and behaviour: Integration of employee conduct and behaviour assessments within the ORF to promote appropriate behaviour and early escalation of issues.

This structured approach ensures the Bank maintains resilient and effective operational risk management practices.

58	EBRD Financial Report 2025

Key risks and mitigations

The Bank continually assesses and strengthens its risk and control processes and technological support tools to increase their effectiveness.

The following table summarises key operational risks currently considered most relevant to its business.

Key risk	Description	How the risk is managed
Reputational risk	The risk that the Bank’s stakeholders and the economies and/or communities in which it operates lose confidence in and respect for the EBRD and its ability to achieve its mission, resulting in an adverse effect on the Bank’s ability to carry out its mandate in accordance with the Agreement or on its ability to maintain existing, or establish new, business relationships and/or access to funding. Reputational risk can arise from any of the key risks outlined below.	The Bank diligently identifies, assesses and manages its reputational risks. All functions are tasked with overseeing these risks and adhering to control requirements. The Communications Department actively monitors media and social media sentiment and manages risk-related communications both internally and externally. Furthermore, various controls and frameworks are in place to address additional risks that could impact the Bank’s reputation, including conduct risk, financial crime, investment risk, and client onboarding and product development.
Fraud and conduct risk	Inappropriate conduct or actions by employee(s) or third parties that defraud, misappropriate property or circumvent regulations, law or Bank policy or procedure, or which (in the case of third parties) give rise to unacceptable integrity risk for the Bank.	Managed through a framework that strengthens risk identification, mitigation, management information and reporting, in collaboration with line management, OCCO and Human Resources. Risks relating to personal conduct are addressed through a clearly defined Code of Ethics for Bank Personnel and Board Officials, supported by appropriate corrective actions, including investigations where breaches occur.
To prevent inappropriate market conduct, including market abuse, the Bank applies proportionate, risk-based controls. It performs comprehensive integrity checks on Banking projects and undertakes compliance monitoring and testing as required. It investigates suspected prohibited practices in connection with Banking projects and implements corrective action, which may include debarment.
Human resources and skills (people) risk	Risk that the capacity, productivity, wellbeing, hiring or retention of the Bank’s staff are compromised.	Key mitigations include development of comprehensive end-to-end process documentation, strengthened talent management and robust succession planning. Ongoing monitoring of key personnel metrics supports effective risk management. HR transformation initiatives are being implemented to equip staff with efficient tools and services. Adequate medical and mental health support is ensured through insurance coverage and trained first aid personnel. In addition, critical procedures are being thoroughly documented and incorporated into disaster recovery testing where feasible.
Process risk	Risk arising from the failure of significant business processes undertaken by the EBRD, including, for example, critical transaction and payments processing, donor administration, financial reporting, mandate compliance, client suitability checks, reference data and asset pricing.	The Bank's approach focuses on capturing end-to-end processes, identifying those that are critical and embedding robust risk management frameworks. By simplifying key processes and proactively assessing and mitigating control weaknesses, the Bank strengthens its overall control environment.
Change management risk/project risk	Risk of negative consequences that can arise from implementing a change initiative, including impact of change on people, business disruption and failure to manage the delivery of projects and programmes.	Governance processes are established to ensure programmes and projects are managed effectively. Clear and consistent communication with stakeholders supports smooth adoption of change. A dedicated change management team oversees major initiatives, providing consistency in their initiation, approval and monitoring. All new processes and systems undergo rigorous testing prior to implementation. The Bank also places strong emphasis on continuous improvement, using structured feedback loops to refine processes and proactively address emerging issues.
Information security and cyber risk	The risk that the confidentiality, integrity, authenticity and/or availability of Bank IT facilities and information assets is adversely impacted or Bank systems are compromised due to a cyber-security event(s) caused by threat actors, inappropriate user behaviour or third parties.	The Bank’s IT and Information Security Policies, Directives, procedures and processes, supported by a robust suite of technological controls and services, ensure that Bank IT facilities and information assets remain well protected. Active security monitoring and threat detection technologies, which are supported by external specialist service providers, provide a bespoke layer of protection to safeguard the Bank’s digital assets. Regular backups and access control reviews are carried out to maintain resilience and safeguard critical data. The Bank also conducts network penetration tests, vulnerability assessments and independent ethical hacking exercises to identify and remediate potential weaknesses. Comprehensive business continuity and disaster recovery arrangements are in place, with periodic testing to ensure

EBRD Financial Report 2025	59

Key risk	Description	How the risk is managed
operational readiness. The aforementioned controls are evaluated against external good practice.
Business resilience risk	Disruptions to Bank activities and operations caused by unavailability of systems, workforce or workplace.	The Bank regularly tests disaster recovery (DR) and business continuity plans (BCPs) to ensure resilience against scenarios such as system outages, data or network disruptions, and unavailability of premises or staff. DR plans are continuously refreshed to align them with evolving industry standards, guidance and regulatory expectations. System disruption risks are managed through strong controls, targeted technology investment, and ongoing monitoring and testing. Service agreements with key suppliers are designed to reflect the complexity of services provided and are subject to initial due diligence and continued oversight.
Technology risk	The risks that the Bank’s technology systems and support are inadequate or fail to adapt to changing requirements.	The Bank's technology risk management model is closely aligned with business objectives, ensuring that incidents, change activity and capacity needs are managed effectively. Major IT projects undergo rigorous reviews and testing before approval, and risk assessments help prioritise critical software and hardware upgrades. Ongoing investment supports the resilience and modernisation of core systems. System disruptions are addressed swiftly through robust controls, infrastructure investment, and continuous monitoring and testing.
Third-party service provider risk	The risk that third-party vendors may not be able to meet their agreed service level terms, which can result in business disruption, misuse of data or a negative impact on business performance.	The Bank engages suppliers where it is appropriate and efficient to do so. All suppliers must be reputable firms that meet the Bank’s due diligence and ongoing monitoring requirements. Contract terms are tailored to reflect the nature and complexity of the services provided. Before appointing any third party, the Bank conducts due diligence, and it performs regular assessments against agreed service levels. Exit plans are established in advance to ensure a smooth transition should service quality deteriorate.
Legal risk	Risk primarily relating to (i) a defective transaction, (ii) a claim (including a defence to a claim or counterclaim) being made or some other event occurring that results in a liability for the EBRD or other loss, (iii) a failure to take appropriate measures to protect the EBRD’s assets, privileges and immunities, or preferred creditor status, and a failure to comply with the EBRD’s constituent documents, or (iv) a change in law (where applicable or relevant).	The Bank recognises that the need to manage and mitigate legal risk is inherent in all aspects of its activities. The Bank maintains a strong control system that promotes compliance with legal requirements, and uses internal and external legal counsel as both a safeguard against unlawful actions and a resource for informed decision-making.

F.	Capital management

The EBRD’s original authorised share capital was €10.0 billion. Under Resolution No. 59, adopted on 15 April 1996, the Board of Governors approved a doubling of the Bank’s authorised capital stock to €20.0 billion.

In May 2010 the Board of Governors approved a further two-step increase in the authorised capital stock of the Bank: an immediate €1.0 billion increase in authorised paid-in shares (Resolution No. 126), and a €9.0 billion increase in authorised callable capital shares (Resolution No. 128). This amounted to an aggregate increase in the authorised capital stock of the Bank of €10.0 billion (collectively referred to as the second capital increase). The increase in callable capital became effective on 20 April 2011, when subscriptions were received for at least 50 per cent of the newly authorised callable capital. The callable shares were issued subject to redemption in accordance with the terms of Resolution No. 128.

The Bank does not have any other classes of capital.

To support the Bank’s response to the war on Ukraine, the Board of Governors approved an increase to the authorised capital stock of €4.0 billion of new paid-in shares (Resolution No. 265, adopted on 15 December 2023). The effective date of this capital increase was 31 December 2024.69

At the May 2025 Annual Meeting, the Board of Governors reviewed the capital stock of the Bank pursuant to Article 5.3 of the Agreement and resolved that the projected capital stock was appropriate for the 2026-30 period, in the context of the approval of the Bank’s Strategic and Capital Framework 2026-30 (Resolution No. 279).

[69]	Further details on the capital increase are provided in note 26 on page 86.

60	EBRD Financial Report 2025

The Bank’s capital usage is guided by statutory and financial policy parameters. Prior to 26 June 2025 (when an amendment became effective), Article 12 of the Agreement established a 1:1 gearing ratio which limited the total amount of outstanding loans and share investments made by the Bank in the economies in which it invested to the total amount of the Bank’s unimpaired subscribed capital, reserves and surpluses. This capital base incorporates unimpaired subscribed capital (including callable capital), the unrestricted general reserves, the loan loss reserve, the special reserve and adjustments for general loan impairment provisions on Banking exposures and unrealised equity losses. Special resources of the Bank are excluded from this capital base, so there was no change in it associated with the consolidation of the EBRD Shareholder Special Fund.70 The capital base for these purposes amounted to €51.1 billion71 at 31 December 2025 (2024: €47.2 billion).

The Bank interpreted the gearing ratio on a “disbursed Banking assets” or “operating assets” basis. To ensure consistency with the statutory capital base, specific provisions were deducted from total operating assets for the purposes of the ratio. At 31 December 2025, the Bank’s gearing ratio on an aggregated basis was 82 per cent (2024: 87 per cent), compared with a policy threshold for this ratio of 92 per cent. Article 12 also limits the total amount of disbursed share investments to the total amount of the Bank’s unimpaired paid-in subscribed capital, surpluses and general reserves. No capital utilisation limits were breached during the year (2024: none).

On 18 May 2023, under Resolution No. 260, the Board of Governors agreed to remove the gearing ratio under Article 12. An amended version of the Agreement reflecting this change was accepted by the Bank’s shareholders and came into force for all members on 26 June 2025. Following the amendment to Article 12.1, the Articles Establishing the Bank no longer provide for a nominal limit, but instead generally require that the Board of Directors establish and maintain appropriate limits with respect to capital adequacy metrics, in order to protect the financial soundness and sustainability of the Bank. To meet this requirement, a new nominal capital ratio – which divides development-related exposure (operating assets plus guarantees) by the Bank’s members’ equity (adjusted for subscribed, but not yet paid shares) – was established within the Capital Adequacy Policy. The statutory gearing ratio ceased to exist on 1 January 2026, as 2025 was the last year of the five-year period covered by the Bank’s Strategic and Capital Framework 2021-25. Measuring and thus controlling the size of the Bank’s development-related exposure gives the Board of Directors a secondary tool to manage the Bank’s leverage profile. The risk-adjusted capital ratio, embedded both in the Capital Adequacy Policy and in the Strategic and Capital Framework, remains the primary tool for controlling the Bank’s capital utilisation and overall risk profile.

The Bank defines required capital as the potential capital losses it may incur based on probabilities consistent with the Bank’s triple-A credit rating, while incorporating the benefits of the Bank’s shareholder support, preferred creditor status and callable capital. The main risk categories assessed under the capital adequacy framework are credit risk, market risk and operational risk, and the total risk is managed within an available capital base that excludes callable capital, while maintaining a prudent capital buffer.

One of the main objectives of the Capital Adequacy Policy is to manage the Bank’s capital within a medium-term planning framework, providing a consistent measurement of capital headroom over time. The Bank’s objective is to prevent the need to call on subscribed callable capital and to use only available risk capital including paid-in capital and reserves.

At 31 December 2025 the ratio of required capital to available capital was 58 per cent (2024: 63 per cent), compared with a policy threshold for this ratio of 90 per cent. In 2025, the Bank’s risk-based capital requirement under this policy was managed alongside the Bank’s gearing ratio.

The Bank’s key financial indicators are presented on page 6. At 31 December 2025, the ratio of members’ equity to total assets was 28.3 per cent (2024: 29.4 per cent) and the ratio of members’ equity to Banking assets was 61.7 per cent (2024: 60.3 per cent).

[70]	For further information on the consolidation of the EBRD Shareholder Special Fund, see note 2 on page 69.

[71]	Deductions are made to exclude revaluation reserves related to Banking assets (as operating assets are considered at cost).

EBRD Financial Report 2025	61

Unrestricted general reserves

	2025	Restated 2024
Reserves and retained earnings	€ million	€ million
Special reserve	306	306
Loan loss reserve	351	333
SEMED Cooperation Funds	2	2
EBRD Shareholder Special Fund	911	780
Unrealised gains	2,832	2,823
Total restricted reserves	4,402	4,244

Unrestricted general reserves[72]	14,759	13,634
At 31 December	19,161	17,878

The Bank’s reserves are used to determine, in accordance with the Agreement, what part of the Bank’s net income will be allocated to surplus or other purposes and what part, if any, will be distributed to its members. For this purpose, the Bank uses unrestricted general reserves.

Article 36 of the Agreement relates to the allocation and distribution of the Bank’s net income and states: “No such allocation, and no distribution, shall be made until the general reserve amounts to at least ten per cent of the authorised capital stock.” This figure is currently €3.4 billion (2024: €3.4 billion). At the end of 2025, unrestricted general reserves stood at €15.0 billion (2024: €13.6 billion), thus comfortably exceeding the 10 per cent threshold.

G. Fair value of financial assets and liabilities

Classification and fair value of financial assets and liabilities

	Carrying
	amount	Fair value
Financial assets at 31 December 2025	€ million	€ million
Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:
Debt securities	2,195	2,195
Derivative financial instruments	5,229	5,229
Banking loans at fair value through other comprehensive income	623	623
Banking loans at fair value through profit or loss	893	893
Banking portfolio: Share investments at fair value through profit or loss	6,587	6,587
Treasury portfolio: Share investments at fair value through other comprehensive income	214	214
	15,741	15,741
Financial assets measured at amortised cost:[73]
Placements with and advances to credit institutions	27,686	27,686
Debt securities	10,340	10,394
Other financial assets	1,127	1,127
Banking loan investments at amortised cost	34,735	35,163
	73,888	74,370
Total	89,629	90,111

72	Unrestricted general reserves for 2024 have been restated to be consistent with the 2025 presentation.
73	With the exception of debt securities and loan investments, the fair value for the other amortised cost assets approximates to their carrying value due to the short-dated nature of these assets.

62	EBRD Financial Report 2025

Carrying
	amount	Fair value
Financial assets at 31 December 2024	€ million	€ million

Financial assets measured at fair value through profit or loss or fair value through other comprehensive income:

Debt securities	1,357	1,357
Derivative financial instruments	5,709	5,709
Banking loans at fair value through other comprehensive income	790	790
Banking loans at fair value through profit or loss	945	945
Banking portfolio: Share investments at fair value through profit or loss	6,539	6,539
Treasury portfolio: Share investments at fair value through other comprehensive income	191	191
	15,531	15,531
Financial assets measured at amortised cost:
Placements with and advances to credit institutions	24,793	24,793
Debt securities	9,480	9,515
Other financial assets	2,072	2,072
Banking loan investments at amortised cost	33,992	34,175
	70,337	70,555
Total	85,868	86,086

		At fair value through	Derivatives held for	Financial liabilities at	Carrying
Financial liabilities at	Held for trading	profit or loss	hedging purposes	amortised cost	amount	Fair value
31 December 2025	€ million	€ million	€ million	€ million	€ million	€ million
Amounts owed to credit institutions	-	-	-	(1,783)	(1,783)	(1,783)
Debts evidenced by certificates	-	-	-	(57,039)	(57,039)	(56,891)
Derivative financial instruments	(817)	(99)	(2,291)	-	(3,207)	(3,207)
Other financial liabilities	-	(292)	-	(1,590)	(1,882)	(1,882)
Total financial liabilities	(817)	(391)	(2,291)	(60,412)	(63,911)	(63,763)

		At fair value through	Derivatives held for	Financial liabilities at	Carrying
Financial liabilities at	Held for trading	profit or loss	hedging purposes	amortised cost	amount	Fair value
31 December 2024	€ million	€ million	€ million	€ million	€ million	€ million
Amounts owed to credit institutions	-	-	-	(1,396)	(1,396)	(1,396)
Debts evidenced by certificates	-	-	-	(53,838)	(53,838)	(53,879)
Derivative financial instruments	(989)	(56)	(3,039)	-	(4,084)	(4,084)
Other financial liabilities	-	(322)	-	(1,511)	(1,833)	(1,833)
Total financial liabilities	(989)	(378)	(3,039)	(56,745)	(61,151)	(61,192)

At 31 December 2025, the Bank’s balance sheet approximates to fair value in all financial asset and liability categories, with the exception of Banking loan investments at amortised cost.

The amortised cost instruments held within placements with and advances to credit institutions, other financial assets, amounts owed to credit institutions, and other financial liabilities have amortised cost values approximating to their fair value, being primarily simple, high credit quality short-term instruments. They are classified as having Level 2 inputs (see “Fair value hierarchy” subsection below), as the Bank’s assessment of their fair value is based on the observable market valuation of similar assets and liabilities.

The fair value of amortised cost debt securities is determined using Level 2 inputs, employing valuation techniques appropriate to the market and industry of each investment. The primary valuation techniques used are quotes from brokerage services and discounted cash flows. Techniques used to support these valuations include industry valuation benchmarks and recent transaction prices.

Banking loan investments whereby the objective of the Bank’s business model is to hold these investments to collect the contractual cash flow, and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest, are recognised at amortised cost. The fair value of these loans was calculated using Level 3 inputs by discounting the cash flows at a year-end interest rate applicable to each loan and further discounting the value by an internal measure of credit risk.

“Debts evidenced by certificates” represents the Bank’s borrowings raised through the issuance of commercial paper and bonds. The fair value of the Bank’s issued bonds is determined using discounted cash flow models and therefore relies on Level 3 inputs. Due to the short-tenor nature of commercial paper and the Bank’s credit rating, amortised cost typically approximates to fair value. The fair value of the Bank’s issued commercial paper is determined based on the observable market valuation of similar assets and liabilities and therefore relies on Level 2 inputs.

EBRD Financial Report 2025	63

Fair value hierarchy

IFRS 13 specifies classification of fair values on the basis of a three-level hierarchy of valuation methodologies. The classifications are determined based on whether the inputs used in the measurement of fair values are observable or unobservable. These inputs have created the following fair value hierarchy:

●	Level 1: Quoted prices in active markets for identical assets or liabilities. This level includes listed share investments on stock exchanges and listed bonds classified as loans held at fair value through other comprehensive income.

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). The sources of inputs include prices available from screen-based services such as SuperDerivatives and Bloomberg, broker quotes and observable market data such as interest rates and foreign exchange rates which are used in deriving the valuations of derivative products. This level includes debt securities (valued using prices observed in markets not deemed sufficiently active to be included in Level 1), most derivative products (generally valued using a discounted cash flow model using solely observable inputs) and listed share and bond investments (valued using a quoted price but where there is no market sufficiently active to be included in Level 1).

●	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs). This level includes share investments and debt securities or derivative products for which not all valuation inputs are observable.

The table below provides information at 31 December 2025 about the Bank’s financial assets and financial liabilities measured at fair value. Financial assets and financial liabilities are classified in their entirety based on the lowest-level input that is significant to the fair value measurement.

	At 31 December 2025
	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Debt securities	1,730	465	-	2,195
Derivative financial instruments	-	4,272	957	5,229
Banking loans	543	201	772	1,516
Share investments (Banking portfolio)	1,442	127	5,018	6,587
Share investments (Treasury portfolio)	-	214	-	214
Total financial assets at fair value	3,715	5,279	6,747	15,741

Derivative financial instruments	-	(2,321)	(886)	(3,207)
Other liabilities	-	-	(292)	(292)
Total financial liabilities at fair value	-	(2,321)	(1,178)	(3,499)

	At 31 December 2024
	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Debt securities[74]	706	651	-	1,357
Derivative financial instruments[75]	-	4,673	897	5,570
Banking loans	748	277	710	1,735
Share investments (Banking portfolio)	1,497	99	4,943	6,539
Share investments (Treasury portfolio)	-	191	-	191
Total financial assets at fair value	2,951	5,891	6,550	15,392

Derivative financial instruments[75]	-	(3,241)	(787)	(4,028)
Other liabilities	-	-	(322)	(322)
Total financial liabilities at fair value	-	(3,241)	(1,109)	(4,350)

Transfers to Level 2 occur when the volume of trading for an investment is at a level that is insufficient for its market to be deemed active, but where the market price is still the best indicator of the investment’s value. Transfers to Level 3 occur when there is no longer an observable market price indicative of arm’s length transactions.

74	The fair value hierarchy classification of debt securities has been restated following a refinement of the methodology used to distinguish between Level 1 and Level 2 instruments. The revised approach provides a more appropriate assessment of the observability of quoted market prices in accordance with IFRS 13. As a result, €172 million of debt securities have been reclassified from Level 1 to Level 2. Under the previous methodology, €878 million and €479 million of debt securities at fair value through profit or loss were classified as Level 1 and Level 2, respectively. The total balance of debt securities has not been impacted.
75	The fair value hierarchy classification of derivatives has been restated following a reassessment of the levelling of the Bank’s structured products. The revised levelling provides a more appropriate assessment of the observability of valuation inputs in accordance with IFRS 13. As a result, €110 million of derivatives have been reclassified from Level 2 to Level 3. Under the previous methodology, €1,542 million and €83 million of derivatives were classified as Level 2 and Level 3, respectively. The total balance of derivatives has not been impacted.

64	EBRD Financial Report 2025

During 2025 there were €48 million of transfers from Level 1 to Level 2 (2024: €83 million). The transfers from Level 1 to Level 2 occurred because, based on the volume of trading for the investments, the market was no longer deemed active.

During 2025, there were €87 million of transfers from Level 2 to Level 1 (2024: €nil). There were €8 million of transfers from Level 3 to Level 1 (2024: €88 million) and no transfers from Level 3 to Level 2 (2024: €3 million). The transfers from both Level 2 and Level 3 to Level 1 occurred due to availability of observable prices in active markets and because increased volumes of trading resulted in markets for those investments being deemed to be active.

The table below provides a reconciliation of the fair values of the Bank’s Level 3 financial assets and financial liabilities for the year ended 31 December 2025.

	Derivative				Derivative
	financial				financial
	instruments	Banking	Banking share		instruments	Other	Total
	(assets)	loans	investments	Total assets	(liabilities)	liabilities	liabilities
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance at 1 January 2025	1,194	710	4,943	6,847	(1,016)	(322)	(1,338)
Net (losses)/gains recognised in:
● Net gains from share investments at fair value through profit or loss	70	-	82	152	(51)	(56)	(107)
● Net losses from loans	-	(43)	-	(43)	-	-	-
● Fair value movement on non-qualifying and ineffective hedges	254	-	-	254	(176)	-	(176)
Issuances	-	182	-	182	-	-	-
Purchases	-	-	721	721	-	-	-
Settlements	(191)	(47)	-	(238)	(13)	86	73
Sales	-	(20)	(728)	(748)	-	-	-
Transfers out of Level 3	-	-	-	-	-	-	-
Net losses from Treasury activities at fair value through profit or loss and foreign exchange	-	(10)	-	(10)	-	-	-
Balance at 31 December 2025	1,327	772	5,018	7,117	(1,256)	(292)	(1,548)
Net (losses)/gains for the year for Level 3 instruments held at 31 December 2025 recognised in:
● Net losses from share investments at fair value through profit or loss	(28)	-	(186)	(214)	(43)	(26)	(69)
● Net losses from loans	-	(34)	-	(34)	-	-	-
● Net losses from Treasury activities at fair value through profit or loss and foreign exchange	-	(10)	-	(10)	-	-	-
● Fair value movement on non-qualifying and ineffective hedges	737	-	-	737	(175)	-	(175)

EBRD Financial Report 2025	65

	Derivative				Derivative
	financial				financial
	instruments	Banking	Banking share		instruments	Other	Total
	(assets)	loans	investments	Total assets	(liabilities)	liabilities	liabilities
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance at 1 January 2024	749	621	4,174	5,544	(742)	(282)	(1,198)
Net (losses)/gains recognised in:
● Net gains from share investments at fair value through profit or loss	(32)	-	402	370	(22)	(30)	(52)
● Net gains from loans	-	23	-	23	-	-	-
● Fair value movement on non-qualifying and ineffective hedges	609	-	-	609	(58)	-	(58)
Issuances	-	132	-	132	-	(34)	(34)
Purchases	-	-	878	878	-	-	-
Settlements	(132)	(56)	-	(188)	(194)	24	(170)
Sales	-	(7)	(416)	(423)	-	-	-
Transfers out of Level 3	-	(3)	(95)	(98)	-	-	-
Balance at 31 December 2024	1,194	710	4,943	6,847	(1,016)	(322)	(1,180)
Net (losses)/gains for the year for Level 3 instruments held at 31 December 2024 recognised in:
● Net gains from share investments at fair value through profit or loss	(90)	-	254	164	(21)	(15)	(36)
● Net gains from loans	-	38	-	38	-	-	-
● Fair value movement on non-qualifying and ineffective hedges	609	-	-	609	182	-	182

66	EBRD Financial Report 2025

Level 3 – sensitivity analysis

The table below presents the Level 3 financial instruments carried at fair value at 31 December 2025, the main valuation models/techniques76 used in the valuation of these financial instruments and the estimated increases or decreases in fair value based on reasonable possible alternative assumptions:

		Impact on net profit in 2025
		Carrying	Favourable	Unfavourable
		amount	change	change
	Main valuation models/techniques	€ million	€ million	€ million
Banking loans	DCF, credit adjustment models and NAV	772	61	(127)
Banking share investments, EPF and associated derivatives[77]	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models	4,723	1,427	(963)
Structured products	Option models	74	-	-
At 31 December		5,569	1,488	(1,090)

		Restated impact on net profit in 2024
		Carrying	Favourable	Unfavourable
		amount	change	change
	Main valuation models/techniques	€ million	€ million	€ million
Banking loans	DCF, credit adjustment models and NAV	710	76	(91)
Banking share investments, EPF and associated derivatives	NAV and EBITDA multiples, DCF models, compounded interest and option pricing models	4,704	1,161	(446)
Structured products	Option models	95	-	-
At 31 December		5,509	1,237	(537)

Banking loans

Banking loans at fair value through profit or loss mainly comprise convertible loans or loans with an element of performance-based return. The valuation models/techniques used to derive the fair value of these instruments are DCF models, NAV valuations and credit adjustments. The inputs into the models include interest rates, discount rates, the borrower’s credit spreads and underlying equity prices. Reasonable possible alternative valuations have been determined based on the borrower’s probability of default, alternative NAV valuations and changes to assumptions in underlying DCF models (for example, amending the discount rate).

Banking share investments, Equity Participation Fund and derivatives

The Bank’s unlisted equity portfolio comprises direct share investments, equity derivatives and equity funds. The main valuation models/ techniques used to determine the fair value of these financial instruments are NAV multiples, EBITDA multiples and DCF models. The valuation of the Equity Participation Fund (EPF) liability is based on the same underlying investments and therefore also relies on the same techniques.

NAV multiples are most commonly applied to direct share investments. Recent transactions within sectors are also considered where available. Reasonable possible alternative valuations have been determined based on the NAV multiple ranges in the valuations received for direct share investments. Equity funds are valued based on NAV statements, adjusted for applicable market movements observed between the measurement date of the NAV and 31 December 2025. Reasonable possible alternative valuations have been determined based on changes in assumptions affecting the observed market movements. For investments valued using EBITDA multiples and DCF models, sensitivity analysis was performed by determining reasonable alternative valuations using sales, EBITDA and price-to-earnings multiples methods, as well as industry-specific methods like multiples based on production capacities. Furthermore, within a given method, valuation ranges were determined by using bottom and top quartile multiples. For DCF models, sensitivity analysis was performed by changing certain underlying assumptions (for example, an increase or decrease in the discount rate).

76	NAV = net asset value; EBITDA = earnings before interest, tax, depreciation and amortisation; DCF = discounted cash flow.
77	The fair value movements of the Equity Participation Fund (EPF) liability and equity derivatives are negatively correlated with those of the share investments to which they are linked. For this reason, Banking share investments and the associated derivatives have been combined for the sensitivity analysis. For details of the EPF, see page 97 (in note 32).

EBRD Financial Report 2025	67

In modelling valuations of Level 3 direct share investments, the Bank employs a number of internally generated unobservable inputs which are determined by expert professional judgement. The inputs employed vary depending on the valuation approach selected for the investment. The most commonly utilised unobservable inputs are:

●	Adjustments to the modelled value based on the liquidity and marketability of the asset that would be considered by a potential purchaser in an arm’s length transaction (2025: weighted average discount of 13 per cent; 2024: 13 per cent)

●	NAV multiples generated from observations of comparable listed companies (2025: between 1.03 and 2.54; 2024: 0.9 and 1.57)

●	EBITDA multiples generated from observations of comparable listed companies (2025: between 2.66 and 18.14; 2024: 2.66 and 12.7).

Structured products

A subset of the Bank’s liabilities consists of structured products that contain embedded derivatives. These embedded derivatives are bifurcated from the host contract when they meet the definition of a derivative on a standalone basis. The structured notes are hedged on a back-to-back basis with swaps that replicate the features of the embedded derivatives on the structured leg.

When valuing these instruments, modelling approaches may differ across the industry. Inputs to valuation models are, whenever possible, derived from observable market data, including quoted prices from exchanges, dealers, brokers or consensus-pricing services. Certain inputs may not be directly observable, but can be inferred through model calibration to observable prices, or estimated using historical data or other sources.

The principal unobservable input for these products is the volatility of Bermudan swaptions, which are not actively traded. However, because the structured products are hedged on a back-to-back basis, the Bank’s overall sensitivity to changes in this unobservable input is immaterial.

68	EBRD Financial Report 2025

Notes to the financial statements

1.	Establishment of the EBRD

I.	Agreement establishing the EBRD

The European Bank for Reconstruction and Development (the Bank), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the EBRD dated 29 May 1990 (the Agreement). At 31 December 2025, the Bank’s members comprised 77 countries, together with the European Union and the European Investment Bank.

II.	Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected with the Bank in the United Kingdom are confirmed and supplemented in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank (Headquarters Agreement). The Headquarters Agreement was signed in London at the start of the Bank’s operations on 15 April 1991.

2.	Consolidation

On 31 December 2022 the rules of the EBRD Shareholder Special Fund were amended by the Board of Directors. The amended rules provided that, in the event of its liquidation, the residual resources of the SSF would be returned to the Bank's ordinary capital resources. As assessed under IFRS 10, following this change to the rules, the Bank is now deemed to control the SSF. As the Bank controls the SSF, it is required to present consolidated financial statements that reflect its control over the SSF.

As the SSF is considered a separate segment, separate presentation of the results of the Bank’s ordinary capital resources and the SSF is shown in note 3: “Segment information”.

3.	Segment information

The Bank’s activities are primarily split between Banking, Treasury and the SSF. Banking activities represent investments in projects that, in accordance with the Agreement, are made for the purpose of assisting the places in which the Bank invests in their transition to open market economies while fostering sustainable and inclusive growth and applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank’s foreign exchange and interest rate risks and assisting clients in asset and liability management matters. The SSF assists in delivery of the Bank’s mandate by providing technical and non-technical assistance to clients, and through investment activities, which may include guarantees, equity or debt financing.

Information on the financial performance of Banking, Treasury and SSF operations is prepared regularly and provided to the President, the Bank’s chief operating decision-maker. On this basis, Banking, Treasury and SSF operations have been identified as the operating segments.

EBRD Financial Report 2025	69

Segment performance

The President assesses the performance of the operating segments based on the net profit for the year, which is measured in a manner consistent with the financial statements and consistent with the prior year. The segment information provided to the President for the operating segments for the years ended 31 December 2025 and 31 December 2024 is as follows:

	Banking	Treasury	SSF	Aggregated	Banking	Treasury	SSF	Aggregated
	2025	2025	2025	2025	2024	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Interest income	1,851	1,688	16	3,555	2,330	2,017	20	4,367
Other income[78]	902	(432)	(81)	389	999	(499)	(64)	436
Total segment revenue	2,753	1,256	(65)	3,944	3,329	1,518	(44)	4,803
Interest expense and similar charges	(4)	(2,356)	-	(2,360)	(5)	(2,703)	-	(2,708)
Net interest on derivatives	-	(44)	-	(44)	-	(201)	-	(201)
Internal funding charge[79]	(1,405)	1,405	-	-	(1,656)	1,656	-	-
General administrative expenses	(559)	(49)	-	(608)	(480)	(42)	-	(522)
Depreciation and amortisation	(62)	(4)	-	(66)	(59)	(6)	-	(65)
Segment result before provisions and hedges	723	208	(65)	866	1,129	222	(44)	1,307
Fair value movement on non-qualifying and ineffective hedges	-	-	-	-	-	(246)	-	(246)
Return on capital	-	605	-	605	-	579	-	579
Provisions for impairment of loan investments and guarantees	(135)	-	1	(134)	108	-	(4)	104
Net profit/(loss) for the year	588	813	(64)	1,337	1,237	555	(48)	1,744
Transfers of net income approved by the Board of Governors				(10)				(20)
Net profit after transfers approved by the Board of Governors				1,327				1,724

Segment assets
Total assets	47,149	45,200	742	93,091	44,670	41,142	655	86,467

Segment liabilities
Total liabilities	1,463	62,617	(169)	63,911	1,314	59,962	(125)	61,151

78	Other income comprises the following line items in the income statement: Net fee and commission income; Net donor-related income; Dividend income; Net gains from share investments at fair value through profit or loss; Net gains from loans; Net gains from Treasury investments held at amortised cost; and Net gains from Treasury activities at fair value through profit or loss and foreign exchange adjusted for the return on capital.
79	The majority of loan investments made by Banking are funded by associated borrowing from Treasury. The internal funding charge is the interest charged to Banking by Treasury on this internal borrowing, and is accounted for on an accruals basis.

70	EBRD Financial Report 2025

Segment performance – ordinary capital resources and special capital resources

Collectively, Banking and Treasury comprise the ordinary capital resources (OCR) of the Bank, while the SSF forms part of the Bank’s special capital resources (SCR). The following additional segment information distinguishing between ordinary and special resources is also provided to the President.

	OCR	SCR	Consolidated	OCR	SCR	Consolidated
	income	income	income	income	income	income
	statement	statement	statement	statement	statement	statement
	2025	2025	2025	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million
Interest income
From Banking loans	1,851	-	1,851	2,330	-	2,330
From fixed-income debt securities and other interest	1,688	16	1,704	2,017	20	2,037
	3,539	16	3,555	4,347	20	4,367
Other interest
Interest expense and similar charges	(2,360)	-	(2,360)	(2,708)	-	(2,708)
Net interest expense on derivatives	(44)	-	(44)	(201)	-	(201)
Net interest income	1,135	16	1,151	1,438	20	1,458

Fee and commission income	182	-	182	136	-	136
Fee and commission expense	(54)	(70)	(124)	(45)	(69)	(114)
Net fee and commission income	128	(70)	58	91	(69)	22

Donor-related income	29	(1)	28	31	(2)	29
Donor-related expense	(27)	-	(27)	(31)	-	(31)
Net donor-related income	2	(1)	1	-	(2)	(2)

Dividend income	209	-	209	140	-	140
Net gains/(losses) from share investments at fair value through profit or loss	593	(4)	589	720	5	725
Net (losses)/gains from loans	(30)	-	(30)	48	-	48
Net gains from Treasury assets held at amortised cost	1	-	1	1	-	1
Net gains/(losses) from Treasury activities at fair value through profit or loss and foreign exchange	172	(6)	166	79	2	81
Fair value movement on non-qualifying and ineffective hedges	-	-	-	(246)	-	(246)
Impairment provisions on Banking loan investments	(121)	1	(120)	115	(4)	111
Impairment provisions on guarantees	(14)	-	(14)	(7)	-	(7)
General administrative expenses	(608)	-	(608)	(522)	-	(522)
Depreciation and amortisation	(66)	-	(66)	(65)	-	(65)
Net profit/(loss)	1,401	(64)	1,337	1,792	(48)	1,744

Memorandum items
Transfers of net income approved by the Board of Governors	(205)	195	(10)	(177)	157	(20)
Net profit after transfers of net income approved by the Board of Governors	1,196	131	1,327	1,615	109	1,724

EBRD Financial Report 2025	71

	OCR	SCR	Consolidated	OCR	SCR	Consolidated
	balance sheet	balance sheet	balance sheet	balance sheet	balance sheet	balance sheet
	2025	2025	2025	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million
Assets
Placements with and advances to credit institutions
Cash and cash equivalents	6,170	687	6,857	5,415	598	6,013
Other placements with and advances to credit institutions	20,829	-	20,829	18,780	-	18,780
Debt securities
At fair value through profit or loss	2,195	-	2,195	1,357	-	1,357
At amortised cost	10,340	-	10,340	9,480	-	9,480
	39,534	687	40,221	35,032	598	35,630
Other financial assets
Derivative financial instruments	5,229	-	5,229	5,709	-	5,709
Other financial assets	4,047	2	4,049	2,071	1	2,072
	9,276	2	9,278	7,780	1	7,781
Loan investments
Loans at amortised cost	36,268	-	36,268	35,627	-	35,627
Less: Provisions for impairment	(1,530)	(3)	(1,533)	(1,596)	(4)	(1,600)
Loans at fair value through other comprehensive income	623	-	623	790	-	790
Loans at fair value through profit or loss	893	-	893	945	-	945
	36,254	(3)	36,251	35,766	(4)	35,762
Share investments
At fair value through profit or loss	6,531	56	6,587	6,479	60	6,539
At fair value through other comprehensive income	214	-	214	191	-	191
	6,745	56	6,801	6,670	60	6,730

Intangible assets	167	-	167	164	-	164
Property and equipment	373	-	373	400	-	400
Total assets	92,349	742	93,091	85,812	655	86,467

Liabilities
Borrowings
Amounts owed to credit institutions and other third parties	1,783	-	1,783	1,396	-	1,396
Debts evidenced by certificates	57,039	-	57,039	53,838	-	53,838
	58,822	-	58,822	55,234	-	55,234
Other financial liabilities
Derivative financial instruments	3,207	-	3,207	4,084	-	4,084
Other financial liabilities	2,051	(169)	1,882	1,958	(125)	1,833
	5,258	(169)	5,089	6,042	(125)	5,917
Total liabilities	64,080	(169)	63,911	61,276	(125)	61,151

Members’ equity
Paid-in capital	10,019	-	10,019	7,438	-	7,438
Reserves and retained earnings	18,250	911	19,161	17,098	780	17,878
Total members’ equity	28,269	911	29,180	24,536	780	25,316
Total liabilities and members’ equity	92,349	742	93,091	85,812	655	86,467

72	EBRD Financial Report 2025

Segment revenues – geographic

The Bank’s activities are divided into geographic regions for internal management purposes. Revenue is broken down by region as follows:

	Segment revenue 2025	Segment revenue 2024
	€ million	€ million
Central Asia[80]	471	478
Central Europe and the Baltic states[81]	474	555
Cyprus and Greece	278	145
Eastern Europe and the Caucasus[82]	385	396
Russia	55	42
South-eastern Europe[83]	431	494
Southern and eastern Mediterranean[84]	314	451
Türkiye	524	930
Other OECD[85]	1,617	1,891
Total	4,549	5,382

Revenues are attributed to regions on the basis of the location in which a project operates and include fair value movements on financial assets carried at fair value through profit or loss.

4.	Net interest income

	2025	2024
	€ million	€ million
Banking loans
● At amortised cost	1,805	2,280
● At fair value through other comprehensive income	23	37
● At fair value through profit or loss	23	13
Interest income from Banking loans	1,851	2,330
Debt securities at amortised cost	404	493
Reverse repurchase agreements	296	324
Cash and short-term funds	812	871
Other	192	349
Interest income from fixed income debt securities and other interest	1,704	2,037
Net interest income on derivatives	-	-
Debts evidenced by certificates	(2,279)	(2,632)
Amounts owed to credit institutions	(75)	(69)
Other	(6)	(7)
Interest expense and similar charges	(2,360)	(2,708)
Net interest expense on derivatives	(44)	(201)
Net interest income	1,151	1,458

80	Kazakhstan, the Kyrgyz Republic, Mongolia, Tajikistan, Turkmenistan and Uzbekistan.

81	Croatia, Czechia, Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic and Slovenia.

82	Armenia, Azerbaijan, Belarus, Georgia, Moldova and Ukraine.

83	Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Montenegro, North Macedonia, Romania and Serbia.

84	Egypt, Jordan, Lebanon, Morocco and Tunisia.

85	Other member countries of the Organisation for Economic Co-operation and Development that are not included within the other categories. See www.oecd.org/en/about/members-partners.html.

EBRD Financial Report 2025	73

5.	Net fee and commission income

The main components of net fee and commission income are as follows:

	2025	2024
	€ million	€ million
Banking loan commitment charges	73	63
Other Banking loan fee income	15	10
Banking equity fee income	29	16
Trade finance fee income	20	25
Other fee income	45	22
Fee and commission income	182	136
Risk participation fees	(43)	(31)
Banking equity fee expense	(11)	(13)
SSF – net technical cooperation expenses	(49)	(52)
SSF – disbursements for investment grants	(14)	(13)
SSF – incentive fees	(7)	(4)
Other fee expenses	-	(1)
Fee and commission expense	(124)	(114)
Net fee and commission income	58	22

6.	Net gains from share investments at fair value through profit or loss

	2025	2024
	€ million	€ million
Net gains from listed share investments	563	381
Net gains from unlisted share investments	52	428
Net gains/(losses) from equity derivatives	30	(54)
Net losses in the Equity Participation Fund[86]	(56)	(30)
Net gains from share investments at fair value through profit or loss	589	725

7.	Net (losses)/gains from loan disposals

	2025	2024
	€ million	€ million
(Losses)/gains from loans at fair value through profit or loss	(32)	43
Gains from loans at fair value through other comprehensive income	-	3
Gains from loans at amortised cost	2	2
Net (losses)/gains from loans	(30)	48

During the year the Bank sold €332 million of loans held at amortised cost (2024: €195 million).

8.	Net gains from Treasury assets held at amortised cost

	2025	2024
	€ million	€ million
Net gains from debt securities at amortised cost	1	1
Net gains from Treasury assets held at amortised cost	1	1

During the year the Bank sold €347 million of debt securities held at amortised cost (2024: €208 million).

86	For more information on the Equity Participation Fund, see page 97 (in note 32).

74	EBRD Financial Report 2025

9.	Net gains from Treasury activities at fair value through profit or loss and foreign exchange

		Restated[87]
	2025	2024
	€ million	€ million
Debt buy-backs and termination of related derivatives	1	3
Net gains from debt securities held at fair value through profit or loss	89	52
Net gains from other trading activities	179	13
Foreign exchange (losses)/gains	(24)	1
Allocated trading (losses)/gains	(79)	12
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	166	81

10.	Fair value movement on non-qualifying and ineffective hedges

	2025	2024
	€ million	€ million
Hedge ineffectiveness recognised in the income statement from
Fair value hedges – interest rate risk	3	(102)
Hedge ineffectiveness	3	(102)
Fair value movement on non-qualifying hedges	(3)	(144)
Fair value movement on non-qualifying and ineffective hedges	-	(246)

The hedging practices and accounting treatment are disclosed in the “Derivative financial instruments and hedge accounting” section of the report (which begins on page 22) in the “Accounting policies and judgements” part.

The fair value movement on non-qualifying and ineffective hedges represents an accounting mismatch in respect of hedging relationships undertaken by the Bank that either do not qualify for hedge accounting or do not fully offset when measured in accordance with IFRS. This difference will reverse over time as the underlying deals approach their maturities.

Fair value hedges – one-to-one hedge relationships

The Bank applies hedge accounting where there is an identifiable, one-to-one relationship between a hedging derivative instrument and a hedged cash instrument. These relationships predominantly arise within the context of Bank borrowing activities in which the Bank’s issued bonds are combined with swaps to achieve floating-rate debt in the currency sought by the Bank. While such hedges are matched in cash flow terms, different valuation methodologies may apply to such cash flows, depending on market conventions for pricing different types of instrument. For further information on fair value hedges, see page 23 in the “Accounting policies and judgements” section.

87	In the previous year’s presentation, “Foreign exchange gains/(losses)” was included within “Net gains from other trading activities”. To align with the current year’s presentation, the previous year’s figures have been restated to reflect the revised allocation. This adjustment does not affect the total balance of “Net gains from Treasury activities at fair value through profit or loss and foreign exchange”.

EBRD Financial Report 2025	75

The following tables provide information regarding instruments in designated hedging relationships.

				Changes in fair value used for
		Carrying amount	Carrying amount	calculating hedge
	Notional	Assets	Liabilities	ineffectiveness
	2025	2025	2025	2025
Hedging instruments	€million	€million	€million	€million
Fair value hedges – interest rate risk	48,530	3,531	(2,275)	863
Cash flow hedges – foreign exchange risk	586	2	-	9
Cash flow hedges – interest rate risk	16,030	220	(16)	162
	65,146	3,753	(2,291)	1,034

				Changes in fair value used for
		Carrying amount	Carrying amount	calculating hedge
	Notional	Assets	Liabilities	ineffectiveness
	2024	2024	2024	2024
Hedging instruments	€million	€million	€million	€million
Fair value hedges – interest rate risk	43,684	2,733	(3,037)	531
Cash flow hedges – foreign exchange risk	-	-	-	(13)
Cash flow hedges – interest rate risk	13,080	364	(2)	74
	56,764	3,097	(3,039)	592

The notional amount of hedging instruments is profiled by timing of repayment in the following table.

Notional	Less than 1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years
2025	€million	€million	€million	€million	€million
Fair value hedges – interest rate risk	4,551	1,521	5,537	17,855	19,066
Cash flow hedges – foreign exchange risk	45	118	423	-	-
Cash flow hedges – interest rate risk	-	-	450	15,580	-
	4,596	1,639	6,410	33,435	19,066

Notional	Less than 1 month	1-3 months	3 months -1 year	1-5 years	More than 5 years
2024	€million	€million	€million	€million	€million
Fair value hedges – interest rate risk	1,750	2,652	11,400	15,783	12,099
Cash flow hedges – foreign exchange risk	-	-	-	-	-
Cash flow hedges – interest rate risk	-	-	-	13,080	-
	1,750	2,652	11,400	28,863	12,099

The carrying value of the Bank’s hedging instruments is reported within derivative financial instruments on the balance sheet.

			Changes in fair value used for
			calculating hedge
	Carrying amount	Accumulated hedge adjustments	ineffectiveness
	2025	2025	2025
Hedged items	€million	€million	€million
Fair value hedges – interest rate risk – assets	7,042	(75)	106
Fair value hedges – interest rate risk – liabilities	(39,206)	(13)	(966)
			(860)
Cash flow hedges – foreign exchange risk			(9)
Cash flow hedges – interest rate risk			(162)
			(1,031)

			Changes in fair value used for
			calculating hedge
	Carrying amount	Accumulated hedge adjustments	ineffectiveness
	2024	2024	2024
Hedged items	€million	€million	€million
Fair value hedges – interest rate risk – assets	6,325	(190)	98
Fair value hedges – interest rate risk – liabilities	(38,076)	45	(731)
			(633)
Cash flow hedges – foreign exchange risk			13
Cash flow hedges – interest rate risk			(74)
			(694)

76	EBRD Financial Report 2025

The carrying value of the Bank’s hedged items is reported on the balance sheet within debt securities in the case of hedged assets, and debts evidenced by certificates in the case of hedged liabilities. There are no accumulated hedged adjustments on assets or liabilities that have ceased to be adjusted for hedging gains and losses (2024: €nil).

Cash flow hedges

The Bank applies cash flow hedge accounting to the following transactions:

●	The Bank typically hedges on an annual basis to minimise the exchange rate risk associated with incurring administrative expenses in pounds sterling (the expenses hedge). At 31 December 2025 the Bank has hedged the projected sterling administrative expenditure for 2026.

●	The Bank also hedges the variability of the interest income that it expects to receive from forecast euro-denominated transactions (the capital hedge). At 31 December 2025 a portion of the income from anticipated future euro-denominated transactions was hedged until 2027.

The determination of the economic relationship between the hedged item and the hedging instrument for the purposes of assessing hedge effectiveness is performed upon initial recognition of the hedging instrument.

●	For the expenses hedge, to hedge the variability of the euro equivalent value of the cash flows for administrative expenses in pounds sterling, a hedging instrument is entered into where the expected pound sterling cash flows will be exchanged for a fixed euro amount.

●	For the capital hedge, to hedge the variability of the Bank’s euro interest cash flows owing to changes in euro interest rates, a hedging instrument is entered into where the floating rate euro interest income is swapped for a fixed euro return.

In both cases, the variability of the cash flows on the hedged item and the variability of the cash flows on the hedging instrument will generally move in an equal and opposite direction in response to changes in the same hedged risk. The hedge ratios for these cash flow hedges are established as follows:

●	For the expenses hedge, the hedging instrument’s notional amount will equate to the portion of the projected sterling expenditure to be hedged.

●	For the capital hedge, the hedging instrument’s notional amount will equate to the expected value of the euro-denominated assets on the balance sheet from which the variable interest income cash flows will be generated.

The principal sources of potential hedge ineffectiveness in these cash flow hedges include:

●	for the expenses hedge, differences in either the timing or amount of the cash flows between projected sterling expenditure and actual sterling expenditure

●	for the capital hedge, changes in the projected euro cash flows as a result of losses causing the Bank to hold a lower than projected amount of euro assets; or changes in the Bank’s business model to fix euro interest income for longer periods than anticipated.

The table below analyses the amounts recognised in other comprehensive income attributable to cash flow hedges. There are no amounts in the revaluation reserve relating to cash flow hedges where hedge accounting is no longer applied (2024: €nil). In 2025 no gain or loss was recognised as ineffectiveness in the income statement arising from cash flow hedges, as was the case in 2024.

	2025	2024
Cash flow hedges	€million	€million
Fair value movements recognised in other comprehensive income	(20)	(9)
Amounts reclassified to general administrative expenses offsetting hedged FX movements	(12)	11
Amounts reclassified to interest income offsetting hedged interest rate movements	(127)	(74)
Losses on cash flow hedges recognised in other comprehensive income	(159)	(72)

EBRD Financial Report 2025	77

Fair value hedges – portfolio hedging

In addition to the one-to-one hedge relationships for which the Bank applies hedge accounting, it also hedges interest rate risk across total assets and liabilities on a portfolio basis, for which hedge accounting is not applied. This activity results in the gains or losses arising on the hedging derivative instruments being recognised in the periods in which they occur, while the offsetting impact deriving from the hedged cash instruments will accrue over a different timescale in keeping with the interest rates applicable to the specific periods for those instruments. The gains or losses on the hedging instruments are disclosed as fair value movement on non-qualifying hedges.

11.	Impairment provisions on Banking loan investments[88]

(Charge)/release for the year	2025 € million	2024 € million
Impairment of loan investments at amortised cost in Stages 1 and 2 Impairment of loan investments at amortised cost in Stage 3[89] Associated hedging costs[90]	40 (145) (3)	(51) 128 (7)
Provisions for impairment of Banking loan investments at amortised cost	(108)	70
Impairment of loan investments at fair value through other comprehensive income in Stages 1 and 2	50	(1)
Impairment of loan investments at fair value through other comprehensive income in Stage 3	(62)	42
Provisions for impairment of Banking loan investments	(120)	111

Movement in provisions	2025 € million	2024 € million
At 1 January	(1,600)	(1,831)
(Charge)/release for the year to the income statement[91]	(105)	77
Accrued interest income written off on newly credit-impaired loans	16	7
Unwinding of the discount on expected future cash flows of Stage 3 assets	30	40
Foreign exchange adjustments	66	(30)
Release against amounts written off	60	141
Recovery of amounts previously written off	-	(4)
At 31 December	(1,533)	(1,600)
Analysed between
Stage 1 and 2 provisions for non-sovereign loan investments at amortised cost	(446)	(448)
Stage 1 and 2 provisions for sovereign loan investments at amortised cost	(118)	(183)
Stage 3 provisions for loan investments at amortised cost	(969)	(969)
At 31 December	(1,533)	(1,600)

For the purpose of calculating impairment in accordance with IFRS 9, loans at amortised cost are grouped in three stages.

●	Stage 1: Loans are originated in Stage 1. In this stage, impairment is calculated on a portfolio basis and equates to the expected credit loss from these assets over a 12-month horizon.

●	Stage 2: Loans for which there has been a significant increase in credit risk since inception, but which are still performing loans, are grouped in Stage 2. In this stage, impairment is calculated on a portfolio basis and equates to the lifetime expected credit loss for these assets.

●	Stage 3: Loans for which there is specific evidence of impairment are grouped in Stage 3. In this stage, the lifetime expected credit loss is specifically calculated for each individual asset.

88	Provisions for loans held at fair value through other comprehensive income equated to €127 million (2024: €126 million). These provisions form part of the overall balance for loans at fair value through other comprehensive income on the balance sheet.

89	Comprising €317 million of new provisions against €172 million of released provisions (2024: €106 million against €230 million, respectively).

90	Provisions raised in non-euro currencies create foreign exchange exposures which Treasury hedges. To the extent that these hedges are transacted at different rates to the rates applied by the Bank's accounting system to translate the provisions into the euro equivalent amounts, the difference is recognised as part of the overall provision charge in the income statement.

91	Excludes provisions for guarantees which are recorded in other liabilities and hedging costs recorded as changes in the fair value of hedging instruments.

78	EBRD Financial Report 2025

Set out below is an analysis of the movements in the Banking loan investments held at amortised cost and the associated impairment loss allowances for each of the stages of impairment.

	12-month ECL	Lifetime ECL	Lifetime ECL
	(Stage 1)	(Stage 2)	(Stage 3)	Total
	2025	2025	2025	2025
Movement in ECL – amortised cost loans	€million	€million	€million	€million
At 1 January	149	482	969	1,600
New loans and disbursements	26	12	-	38
Transfer to Stage 1	1	(6)	-	(5)
Transfer to Stage 2 – significant increase in credit risk	(15)	47	(1)	31
Transfer to Stage 3 – credit-impaired	-	(109)	144	35
ECL release – repayments/settlements	(4)	(25)	(55)	(84)
ECL release – write-offs	-	-	(60)	(60)
Changes in model or risk parameters[92]	(68)	102	14	48
Foreign exchange and other movements	(12)	(17)	(41)	(70)
At 31 December	77	486	970	1,533

	Stage 1 loans	Stage 2 loans	Stage 3 loans	Total
	2025	2025	2025	2025
Movement in loans at amortised cost	€million	€million	€million	€million
At 1 January	29,694	3,843	2,090	35,627
Disbursements	10,771	727	833	12,331
Transfer to Stage 1	291	(291)	-	-
Transfer to Stage 2 – significant increase in credit risk	(1,725)	1,785	(60)	-
Transfer to Stage 3 – credit-impaired	-	(588)	588	-
Repayments/settlements	(8,122)	(1,098)	(539)	(9,759)
Write-offs	-	-	(60)	(60)
Remeasurement of previously impaired loans	-	1	-	1
Foreign exchange and other movements	(1,530)	(282)	(60)	(1,872)
At 31 December	29,379	4,097	2,792	36,268

	12-month ECL	Lifetime ECL	Lifetime ECL
	(Stage 1)	(Stage 2)	(Stage 3)	Total
	2024	2024	2024	2024
Movement in ECL – amortised cost loans	€million	€million	€million	€million
At 1 January	80	497	1,254	1,831
New loans and disbursements	19	34	-	53
Transfer to Stage 1	6	(71)	-	(65)
Transfer to Stage 2 – significant increase in credit risk	(14)	60	(20)	26
Transfer to Stage 3 – credit-impaired	(1)	(11)	107	95
ECL release – repayments/settlements	(3)	(13)	(173)	(189)
ECL release – write-offs	-	-	(141)	(141)
Changes in model or risk parameters	60	(16)	(86)	(42)
Foreign exchange and other movements	2	2	28	32
At 31 December	149	482	969	1,600

	Stage 1 loans	Stage 2 loans	Stage 3 loans	Total
	2024	2024	2024	2024
Movement in loans at amortised cost	€million	€million	€million	€million
At 1 January	25,625	4,934	2,389	32,948
Disbursements	10,378	1,032	283	11,693
Transfer to Stage 1	2,020	(2,020)	-	-
Transfer to Stage 2 – significant increase in credit risk	(1,761)	1,861	(100)	-
Transfer to Stage 3 – credit-impaired	(15)	(347)	362	-
Repayments/settlements	(6,887)	(1,702)	(733)	(9,322)
Write-offs	-	-	(141)	(141)
Remeasurement of previously impaired loans	-	46	-	46
Foreign exchange and other movements	334	39	30	403
At 31 December	29,694	3,843	2,090	35,627

92	Changes in model or risk parameters includes those changes captured through the PMA.

EBRD Financial Report 2025	79

Set out below is an analysis of the movements in the Banking loan investments held at fair value through other comprehensive income and the associated impairment loss allowances for each of the stages of impairment.

	12-month ECL	Lifetime ECL	Lifetime ECL
	(Stage 1)	(Stage 2)	(Stage 3)	Total
	2025	2025	2025	2025
Movement in ECL – loans at fair value through other comprehensive income	€million	€million	€million	€million
At 1 January	1	61	64	126
Transfer to Stage 3 – credit-impaired	-	(40)	43	3
Changes in model or risk parameters	-	(10)	20	10
Foreign exchange and other movements	-	(11)	-	(11)
At 31 December	1	-	127	128

	Stage 1 loans	Stage 2 loans	Stage 3 loans	Total
	2025	2025	2025	2025
Movement in loans at fair value through other comprehensive income	€million	€million	€million	€million
At 1 January	676	47	67	790
Repayments/settlements	(172)	-	(12)	(184)
Transfer to Stage 3 – credit-impaired	-	(117)	117	-
Movement in ECL	-	57	(63)	(6)
Movement in fair value revaluation	35	(21)	25	39
Foreign exchange and other movements	(86)	34	36	(16)
At 31 December	453	-	170	623

	12-month ECL	Lifetime ECL	Lifetime ECL
	(Stage 1)	(Stage 2)	(Stage 3)	Total
	2024	2024	2024	2024
Movement in ECL – loans at fair value through other comprehensive income	€million	€million	€million	€million
At 1 January	1	51	152	204
Transfer to Stage 1	-	(1)	1	-
Transfer to Stage 2 – significant increase in credit risk	-	-	(47)	(47)
Changes in model or risk parameters	-	7	(43)	(36)
Foreign exchange and other movements	-	4	1	5
At 31 December	1	61	64	126

	Stage 1 loans	Stage 2 loans	Stage 3 loans	Total
	2024	2024	2024	2024
Movement in loans at fair value through other comprehensive income	€million	€million	€million	€million
At 1 January	855	78	91	1,024
Transfer to Stage 1	(241)	(1)	(92)	(334)
Transfer to Stage 2 – significant increase in credit risk	-	(25)	25	-
Repayments/settlements	-	(10)	88	78
Movement in ECL	-	-	(47)	(47)
Movement in fair value revaluation	49	4	-	53
Foreign exchange and other movements	13	1	2	16
At 31 December	676	47	67	790

12.	General administrative expenses

	2025	2024
	€ million	€ million
Personnel costs	(454)	(402)
Overhead expenses	(157)	(124)
General administrative expenses	(611)	(526)
Deferral of direct costs related to loan origination	3	4
Net general administrative expenses	(608)	(522)

The Bank’s expenses are predominantly incurred in pounds sterling. The pound sterling equivalent of the Bank’s general administrative expenses, excluding depreciation and amortisation, totalled £521 million (2024: £465 million).

80	EBRD Financial Report 2025

The following fees for work performed by the Bank’s external auditors in relation to the Bank were included in overhead expenses:

	2025	2024
Audit and assurance services	€ 000	€ 000
Audit of the Bank	(1,985)	(1,824)
Internal controls framework assurance	(228)	(418)
Retirement plan audit	(36)	(53)
ISSB assurance	(1,366)	-
Audit and assurance services[93]	(3,615)	(2,295)

13.	Placements with and advances to credit institutions

	2025	2024
Analysed between	€ million	€ million
Cash and cash equivalents	6,857	6,013
Other current placements and advances	20,829	18,780
At 31 December	27,686	24,793

Cash and cash equivalents are those placements and advances which have an original tenor equal to, or less than, three months. “Current” is defined as those assets maturing, or liabilities due, within the next 12 months. All other assets or liabilities are “non-current”.

Also within the 31 December 2025 cash and cash equivalents balance is €101 million (2024: €44 million) of “restricted cash”. The restricted cash cannot be transferred out of Russia.

14.	Debt securities

	2025	2024
	€ million	€ million
Debt securities at fair value through profit or loss	2,195	1,357
Debt securities at amortised cost	10,340	9,480
At 31 December	12,535	10,837

Analysed between
Current	3,633	2,918
Non-current	8,902	7,919
At 31 December	12,535	10,837

There were no impairment losses relating to debt securities in 2025 (2024: €nil).

15.	Other financial assets

	2025	2024
	€ million	€ million
Fair value of derivatives designated as fair value hedges	3,531	2,733
Fair value of derivatives designated as cash flow hedges	222	364
Fair value of portfolio derivatives not designated as hedges	1,380	2,473
Fair value of derivatives held in relation to the banking portfolio	96	139
Paid-in capital receivable	2,922	1,025
Interest receivable	667	743
Net pension asset	166	110
Guarantee assets	170	78
Other	124	116
At 31 December	9,278	7,781
Analysed between
Current	2,266	2,418
Non-current	7,012	5,363
At 31 December	9,278	7,781

93	The external auditor also provided audit services amounting to €1.0 million (2024: €1.9 million) relating to non-consolidated funds administered by the Bank, as well as non-audit services amounting to €2.6 million (2024: €2.1 million) relating to the Bank and the funds it administers.

EBRD Financial Report 2025	81

16.	Banking loan investments at amortised cost

		Non-sovereign			Non-sovereign
	Sovereign loans	loans	Total loans	Sovereign loans	loans	Total loans
	2025	2025	2025	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January	8,621	27,006	35,627	8,090	24,858	32,948
Disbursements	2,006	10,325	12,331	2,146	9,547	11,693
Repayments and prepayments	(1,777)	(7,982)	(9,759)	(1,656)	(7,666)	(9,322)
Remeasurement of previously impaired loans	-	1	1	-	46	46
Foreign exchange movements	(274)	(1,159)	(1,433)	91	500	591
Movement in effective interest rate adjustment	(172)	(267)	(439)	(50)	(138)	(188)
Written off	-	(60)	(60)	-	(141)	(141)
At 31 December	8,404	27,864	36,268	8,621	27,006	35,627
Impairment at 31 December	(360)	(1,173)	(1,533)	(364)	(1,236)	(1,600)
Total net of impairment at 31 December	8,044	26,691	34,735	8,257	25,770	34,027
Analysed between
Current	6,224					6,117
Non-current	28,511					27,910
Total net of impairment at 31 December	34,735					34,027

At 31 December 2025 the Bank categorised 142 loan investments at amortised cost as Stage 3 credit-impaired, with operating assets totalling €2,793 million (2024: 137 loans totalling €2,090 million). Stage 3 impairment on these assets amounted to €969 million (2024: €969 million).

17.	Banking loan investments at fair value through other comprehensive income

	2025	2024
Non-sovereign loans	€ million	€ million
At 1 January	790	1,024
Movement in fair value	39	48
Movement in expected credit loss	(6)	83
Capitalised interest	1	7
Repayments and prepayments	(184)	(334)
Foreign exchange movements	(11)	11
Movement in effective interest rate adjustment	(6)	(2)
Written off	-	(47)
At 31 December	623	790
Analysed between
Current	61	128
Non-current	562	662
Total net of impairment at 31 December	623	790

At 31 December 2025 the Bank categorised three loan investments at fair value through other comprehensive income as Stage 3 credit-impaired, with operating assets totalling €220 million (2024: two loans totalling €136 million). Stage 3 impairment on these assets amounted to €127 million (2024: €64 million).

82	EBRD Financial Report 2025

18.	Banking loan investments at fair value through profit or loss

	Sovereign	Non-sovereign	Total	Sovereign	Non-sovereign	Total
	2025	2025	2025	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million
At 1 January	40	905	945	40	803	843
Movement in fair value revaluation	14	(46)	(32)	(5)	4	(1)
Disbursements	-	182	182	-	134	134
Repayments and prepayments	-	(176)	(176)	-	(60)	(60)
Foreign exchange movements	(4)	(22)	(26)	5	24	29
Written off	-	-	-	-	-	-
At 31 December	50	843	893	40	905	945
Analysed between
Current	34			109
Non-current	859			836
At 31 December	893			945

At 31 December 2025 the Bank categorised seven loan investments at fair value through profit or loss as non-performing, with operating assets of €169 million (2024: seven loans with operating assets of €106 million). Net fair value losses on these assets amounted to €117 million (2024: €66 million).

19.	Share investments at fair value through profit or loss

	Fair value	Fair value	Fair value	Fair value	Fair value	Fair value
	Unlisted	Listed	Total	Unlisted	Listed	Total
	2025	2025	2025	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million	€ million
Outstanding disbursements
At 1 January	3,587	1,542	5,129	3,278	1,460	4,738
Disbursements	690	81	771	772	184	956
Disposals	(473)	(298)	(771)	(405)	(103)	(508)
Transfers from unlisted to listed	5	(5)	-	(1)	1	-
Written off	(3)	-	(3)	(57)	-	(57)
At 31 December	3,806	1,320	5,126	3,587	1,542	5,129
Fair value adjustment
At 1 January	1,163	247	1,410	821	61	882
Movement in fair value revaluation	(185)	236	51	342	186	528
At 31 December	978	483	1,461	1,163	247	1,410

Fair value at 31 December	4,784	1,803	6,587	4,750	1,789	6,539

Summarised financial information on share investments where the Bank owned 20 per cent or more of the investee share capital at 31 December 2025 (venture capital associates) is detailed in note 31 on “Related parties”, which begins on page 94.

20.	Treasury share investments at fair value through other comprehensive income

Treasury holds a strategic share investment in the Currency Exchange Fund N.V. for the purposes of accessing hedging and risk management products in the currencies of less developed markets. The Bank also has a purely nominal shareholding in SWIFT, as membership is required to participate in this international payments system.

	2025	2024
Share investment designated at fair value through other comprehensive income	€ million	€ million
Currency Exchange Fund N.V.	214	191
At 31 December	214	191

No dividend income was received on these share investments during 2025 (2024: €nil).

EBRD Financial Report 2025	83

21.	Intangible assets

	Computer software development costs	Computer software development costs
	2025	2024
	€ million	€ million
Cost
At 1 January	366	324
Additions	41	42
Disposals	(13)	-
At 31 December	394	366
Accumulated amortisation
At 1 January	(202)	(172)
Charge	(31)	(30)
Disposals	6	-
At 31 December	(227)	(202)

Net book value at 31 December	167	164

22.	Property and equipment

	Property	Office equipment	Right-of-use assets	Other	Total
	2025	2025	2025	2025	2025
	€ million	€ million	€ million	€ million	€ million
Cost
At 1 January	139	27	335	33	534
Additions	1	1	6	-	8
Disposals	(1)	(1)	(3)	-	(5)
At 31 December	139	27	338	33	537
Accumulated depreciation
At 1 January	(30)	(18)	(69)	(17)	(134)
Charge	(9)	(3)	(21)	(2)	(35)
Disposals	2	2	1	-	5
At 31 December	(37)	(19)	(89)	(19)	(164)

Net book value at 31 December 2025	102	8	249	14	373

	Property	Office equipment	Right-of-use assets	Other	Total
	2024	2024	2024	2024	2024
	€ million	€ million	€ million	€ million	€ million
Cost
At 1 January	138	26	329	33	526
Transfers	2	2	6	-	10
Disposals	(1)	(1)	-	-	(2)
At 31 December	139	27	335	33	534
Accumulated depreciation
At 1 January	(22)	(15)	(48)	(15)	(100)
Charge	(8)	(4)	(21)	(2)	(35)
Disposals	-	1	-	-	1
At 31 December	(30)	(18)	(69)	(17)	(134)

Net book value at 31 December 2024	109	9	266	16	400

84	EBRD Financial Report 2025

23.	Borrowings

	2025	2024[94]
	€ million	€ million
Amounts owed to credit institutions and other third parties
Amounts owed to credit institutions	(592)	(295)
Amounts held as collateral	(921)	(849)
Amounts held and managed on behalf of third parties[95]	(270)	(252)
At 31 December	(1,783)	(1,396)
Of which current:	(1,306)	(1,269)

24.	Debts evidenced by certificates

The Bank’s outstanding debts evidenced by certificates are summarised below by currency. A significant proportion of the Bank’s debts evidenced by certificates are hedged in a one-to-one hedging relationship with a cross-currency swap. On these bond issuances, as the bond’s cash flows are offset by equivalent cash flows on the swap, the Bank’s funding costs are effectively incurred in the currency of the funding leg of the swap. The table below therefore also presents the outstanding debts evidenced by certificates by currency after factoring in these currency hedges.

	Bond	Currency after	Bond	Currency after
	denominations	swap	denominations	swap
	2025	2025	2024	2024
	€ million	€ million	€ million	€ million
Australian dollar	(760)	-	(586)	-
Brazilian real	(762)	-	(713)	-
Swiss franc	(521)	-	(254)	-
Chinese yuan	(303)	-	(839)	-
Euro	(10,137)	(7,748)	(9,626)	(11,199)
Georgian lari	(344)	(344)	(599)	(557)
Indonesian rupiah	(376)	-	(838)	-
Indian rupee	(1,846)	-	(1,601)	-
Kazakh tenge	(821)	(790)	(1,035)	(951)
Mexican peso	(701)	-	(725)	-
Turkish lira	(1,983)	-	(2,174)	-
Polish zloty	(285)	(209)	(718)	(646)
Pound sterling	(5,144)	(522)	(3,192)	(555)
Swedish krona	(1,187)	-	(979)	-
South African rand	(573)	-	(675)	-
United States dollar	(29,340)	(47,085)	(27,364)	(39,455)
Other currencies	(1,956)	(341)	(1,920)	(475)
At 31 December	(57,039)	(57,039)	(53,838)	(53,838)

Where the swap counterparty exercises a right to terminate the hedging swap prior to legal maturity, the Bank is committed to exercising the same right with its issued bond.

	2025	2024
Analysed between	€ million	€ million
Current[96]	(9,985)	(13,475)
Non-current	(47,054)	(40,363)
Debts evidenced by certificates at 31 December	(57,039)	(53,838)

During the year the Bank redeemed €316 million of bonds and medium-term notes prior to maturity (2024: €247 million), generating a net gain of €1 million (2024: €3 million).

94	In the previous presentation of this disclosure, €127 million was incorrectly classified as current. This is a change in classification only, and there was no error in the overall balance for “Amounts owed to credit institutions and other third parties”.
95	See note 32 on page 96 for details of third parties.
96	The classification of liabilities as current is determined by a calculation of the expected time to maturity. For non-callable debt, this is based on the contractual maturity date; for callable debt, this is a date between the next call date and the contractual maturity date, computed based on the weighted average probability distribution of future call dates including final maturity. At 31 December 2025, the amount of debt that was either due to contractually mature or was callable within the next 12 months was €15,848 million (2024: €18,840 million).

EBRD Financial Report 2025	85

The table below provides a reconciliation of the movements in borrowings (including amounts owed to credit institutions and other third parties and debts evidenced by certificates) for the year ended 31 December 2025, including both changes arising from cash flows and non-cash changes.97

For the year ended 31 December 2025	Opening balance 2025 € million	Net cash flows € million	Fair value hedging adjustment € million	Foreign exchange movements € million	Deals pending settlement € million	Closing balance 2025 € million
Borrowings	55,234	7,746	746	(4,949)	45	58,822

For the year ended 31 December 2024	Opening balance 2024 € million	Net cash flows € million	Fair value hedging adjustment € million	Foreign exchange movements € million	Deals pending settlement € million	Closing balance 2024 € million
Borrowings	45,209	7,856	679	1,482	8	55,234

25.	Other financial liabilities

	2025 € million	2024 € million
Fair value of derivatives designated as fair value hedges	(2,275)	(3,037)
Fair value of derivatives designated as cash flow hedges	(16)	(2)
Fair value of portfolio derivatives not designated as hedges	(817)	(989)
Fair value of other derivatives held in relation to the banking portfolio	(99)	(56)
Interest payable	(687)	(688)
Amounts payable to the Equity Participation Fund	(292)	(322)
Lease liabilities	(342)	(365)
Guarantee liabilities	(203)	(100)
Other	(358)	(358)
At 31 December	(5,089)	(5,917)
Analysed between
Current	(1,717)	(1,747)
Non-current	(3,372)	(4,170)
At 31 December	(5,089)	(5,917)

26.	Subscribed capital

	Number of	Total	Number of	Total
	shares	2025	shares	2024
	2025	€ million	2024	€ million
Authorised shared capital	3,400,000	34,000	3,400,000	34,000
of which
● Subscribed capital	3,357,271	33,573	3,098,437	30,984
● Unsubscribed capital	42,729	427	301,563	3,016
At 31 December	3,400,000	34,000	3,400,000	34,000

The Bank’s capital stock is divided into paid-in shares and callable shares. Each share has a par value of €10,000. In 2023, the Board of Governors approved an increase to the authorised capital stock of 400,000 new paid-in shares totalling €4.0 billion (Resolution No. 265, adopted on 15 December 2023). The deadline for subscriptions to this capital increase was 31 December 2025. Any decision to extend the deadline further would require a new Board of Governors resolution.

All subscriptions to this capital increase are recognised as paid-in capital subject to subscribing members fulfilling their payment obligations. The volume of additional subscriptions received for the capital increase as at 31 December 2025 was €3,799 million (2024: €1,220 million). Subscribing members are required to pay in annual instalments. This commenced on 30 April 2025 and will end on 30 April 2029. As at 31 December 2025, €821 million had been paid.

97	The Bank’s financing liabilities comprise debts evidenced by certificates and lease liabilities. A similar reconciliation of the movements in lease liabilities can be found on pages 90 and 91 (in note 29).

86	EBRD Financial Report 2025

Article 42.1 of the Agreement states that in the event of the termination of the Bank’s operations, the liability of all members for all uncalled subscriptions to the capital stock will continue until all claims of creditors, including all contingent claims, have been discharged. The Agreement allows for a member to withdraw from the Bank, in which case the Bank is required to repurchase the former member’s shares. No member has ever withdrawn its membership. The following table illustrates the movement in subscribed shares and paid-in capital in the year.

	Number of	Total capital	Number of	Total capital
	shares	2025	shares	2024
	2025	€ million	2024	€ million
At 1 January	3,098,437	30,984.37	2,976,077	29,760.77
● Subscriptions to general capital increase ● Other subscriptions	257,906 928	2,579.06 9.28	121,954 406	1,219.54 4.06
At 31 December	3,357,271	33,572.71	3,098,437	30,984.37

A statement of capital subscriptions showing the amount of paid-in and callable shares subscribed to by each member, together with the number of votes, is set out in the following table. Under Article 29 of the Agreement, the voting rights of members that have not paid any part of the amounts due in respect of their capital subscription are proportionately reduced until payment is made.

Statement of capital subscriptions

At 31 December 2025 Members	Total shares (number)	Resulting votes[98] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Albania	3,404	3,404	34.04	23.75	10.29
Algeria	203	203	2.03	1.66	0.37
Armenia	1,700	1,700	17.00	11.86	5.14
Australia	34,048	34,048	340.48	237.54	102.94
Austria	77,629	77,629	776.29	541.59	234.70
Azerbaijan	3,404	3,404	34.04	23.75	10.29
Belarus	6,002	6,002	60.02	47.50	12.52
Belgium	77,629	77,629	776.29	541.59	234.70
Benin	203	203	2.03	1.66	0.37
Bosnia and Herzegovina	5,071	5,071	50.71	40.14	10.57
Bulgaria	26,897	26,897	268.97	187.65	81.32
Canada	115,764	115,764	1,157.64	807.64	350.00
China	3,289	3,289	32.89	23.75	9.14
Côte d’Ivoire	203	203	2.03	1.66	0.37
Croatia	12,412	12,412	124.12	86.60	37.52
Cyprus	3,404	3,404	34.04	23.75	10.29
Czechia	29,053	29,053	290.53	202.69	87.84
Denmark	40,857	40,857	408.57	285.05	123.52
Egypt	3,501	3,501	35.01	22.82	12.19
Estonia	3,404	3,404	34.04	23.75	10.29
European Investment Bank	102,146	102,146	1,021.46	712.63	308.83
European Union	102,146	102,146	1,021.46	712.63	308.83
Finland	42,560	42,560	425.60	296.92	128.68
France	290,011	290,011	2,900.11	2,023.28	876.83
Georgia	3,404	3,404	34.04	23.75	10.29
Germany	290,011	290,011	2,900.11	2,023.28	876.83
Greece	22,129	22,129	221.29	154.39	66.90
Hungary	26,897	26,897	268.97	187.65	81.32
Iceland	3,404	3,404	34.04	23.75	10.29
India	1,118	1,118	11.18	8.07	3.11
Iraq	203	203	2.03	1.66	0.37
Ireland	10,214	10,214	102.14	71.26	30.88
Israel	22,129	22,129	221.29	154.39	66.90
Italy	290,011	290,011	2,900.11	2,023.28	876.83
Japan	290,011	290,011	2,900.11	2,023.28	876.83
Jordan	1,118	1,118	11.18	8.07	3.11
Kazakhstan	7,829	7,829	78.29	54.62	23.67

98	The voting power of members who have failed to pay any part of the amount due in respect of their obligations in relation to paid-in shares has been adjusted down by a percentage corresponding to the percentage which the unpaid amount due bears to the total amount of paid-in shares subscribed to by that member. Consequently the overall number of exercisable votes is lower than the total amount of subscribed shares.

EBRD Financial Report 2025	87

At 31 December 2025 Members	Total shares (number)	Resulting votes[98] (number)	Total capital € million	Callable capital € million	Paid-in capital € million
Kenya	203	203	2.03	1.66	0.37
Republic of Korea	34,048	34,048	340.48	237.54	102.94
Kosovo	657	657	6.57	4.75	1.82
Kyrgyz Republic	2,101	1,346	21.01	14.75	6.26
Latvia	3,404	3,404	34.04	23.75	10.29
Lebanon	986	986	9.86	8.07	1.79
Libya	986	986	9.86	8.07	1.79
Liechtenstein	679	679	6.79	4.74	2.05
Lithuania	3,404	3,404	34.04	23.75	10.29
Luxembourg	6,808	6,808	68.08	47.50	20.58
Malta	238	238	2.38	1.47	0.91
Mexico	4,501	4,501	45.01	34.50	10.51
Moldova	3,404	3,404	34.04	23.75	10.29
Mongolia	299	299	2.99	2.36	0.63
Montenegro	679	679	6.79	4.74	2.05
Morocco	2,795	2,795	27.95	19.35	8.60
Netherlands	84,439	84,439	844.39	589.10	255.29
New Zealand	1,050	1,050	10.50	7.00	3.50
Nigeria	522	522	5.22	4.27	0.95
North Macedonia	1,998	1,998	19.98	13.31	6.67
Norway	42,560	42,560	425.60	296.92	128.68
Poland	43,581	43,581	435.81	304.05	131.76
Portugal	14,299	14,299	142.99	99.76	43.23
Romania	16,343	16,343	163.43	114.02	49.41
Russia	120,058	120,058	1,200.58	950.17	250.41
San Marino	230	230	2.30	1.66	0.64
Senegal	203	203	2.03	1.66	0.37
Serbia	15,916	15,916	159.16	111.05	48.11
Slovak Republic	14,528	14,528	145.28	101.36	43.92
Slovenia	7,141	7,141	71.41	49.82	21.59
Spain	115,764	115,764	1,157.64	807.64	350.00
Sweden	77,629	77,629	776.29	541.59	234.70
Switzerland	77,629	71,545	776.29	541.59	234.70
Tajikistan	2,383	2,383	23.83	14.75	9.08
Tunisia	986	986	9.86	8.07	1.79
Türkiye	39,153	39,153	391.53	273.16	118.37
Turkmenistan	210	210	2.10	1.47	0.63
Ukraine	27,238	27,238	272.38	190.03	82.35
United Arab Emirates	230	230	2.30	1.66	0.64
United Kingdom	290,011	290,011	2,900.11	2,023.28	876.83
United States of America	340,148	340,148	3,401.48	2,375.44	1,026.04
Uzbekistan	4,412	4,412	44.12	30.97	13.15
Capital subscribed by members	3,357,271	3,350,432	33,572.71	23,553.86	10,018.85

88	EBRD Financial Report 2025

27.	Reserves and retained earnings[99]

For the year ended 31 December 2025	Special reserve € million	Loan loss reserve € million	SEMED Cooperation Funds € million	SSF € million	Revaluation reserves € million	General reserves and retained earnings € million	Total € million
At 1 January	306	333	2	780	492	15,965	17,878
Net (loss)/profit for the year	-	-	-	(64)	-	1,401	1,337
Transfers of net income approved by the Board of Governors	-	-	-	195	-	(205)	(10)
Movement in loan loss reserve	-	18	-	-	-	(18)	-
Revaluation of share investments at fair value through other comprehensive income	-	-	-	-	23	-	23
Revaluation of loan investments at fair value through other comprehensive income	-	-	-	-	43	-	43
Changes in value of hedging instruments recognised in other comprehensive income – fair value hedges	-	-	-	-	(3)	-	(3)
Changes in value of hedging instruments recognised in other comprehensive income – cash flow hedges	-	-	-	-	(159)	-	(159)
Actuarial movements on defined benefit scheme	-	-	-	-	-	52	52
At 31 December	306	351	2	911	396	17,195	19,161

For the year ended 31 December 2024	Special reserve € million	Loan loss reserve € million	SEMED Cooperation Funds € million	SSF € million	Revaluation reserves € million	General reserves and retained earnings € million	Total € million
At 1 January	306	279	2	671	447	14,345	16,050
Net (loss)/profit for the year	-	-	-	(48)	-	1,792	1,744
Transfers of net income approved by the Board of Governors	-	-	-	157	-	(177)	(20)
Movement in loan loss reserve	-	54	-	-	-	(54)	-
Revaluation of share investments at fair value through other comprehensive income	-	-	-	-	34	-	34
Revaluation of loan investments at fair value through other comprehensive income	-	-	-	-	43	-	43
Changes in value of hedging instruments recognised in other comprehensive income – fair value hedges	-	-	-	-	40	-	40
Changes in value of hedging instruments recognised in other comprehensive income – cash flow hedges	-	-	-	-	(72)	-	(72)
Actuarial movements on defined benefit scheme	-	-	-	-	-	59	59
At 31 December	306	333	2	780	492	15,965	17,878

The special reserve is maintained, in accordance with Article 16 of the Agreement, for meeting losses arising from the Bank’s loan and equity investments and its guarantees. The special reserve was built up, in accordance with the Bank’s financial policies, by setting aside 100 per cent of qualifying fees and commissions received by the Bank associated with loans, guarantees and underwriting the sale of securities. In 2011 the Board of Directors decided that for the foreseeable future the size of the special reserve was adequate.

In 2005, the Bank created a loan loss reserve within members’ equity, to set aside an amount of retained earnings equal to the difference between the impairment losses expected over the life of the loan portfolio and the amount recognised on the Bank’s balance sheet in accordance with IFRS impairment rules.

The SEMED Cooperation Funds were established in 2011 for the purpose of providing technical assistance to member economies in the SEMED region.

The EBRD acquired control of the SSF on 31 December 2022 through a capital contribution from the members of the Bank. The amounts held in this reserve represent the incremental change in the reserves of the Bank as a result of the consolidation of the SSF.

The revaluation reserves contain fair value movements recognised on the Bank’s assets and liabilities that are recorded as other comprehensive income. These include:

99	The information presented in this table provides an alternative view to the consolidated statement of changes in equity (SOCIE) on page 17. The “Revaluation reserve” and “Hedging reserve” presented in the SOCIE equate to the “Revaluation reserves” presented in this table. The other reserves presented in this table equate to the “Actuarial remeasurement” and “Retained earnings” visible in the SOCIE.

EBRD Financial Report 2025	89

●	Fair value movements on financial assets classified at fair value through other comprehensive income. At 31 December 2025 there was an accumulated valuation gain of €208 million on these assets (2024: €149 million gain).
●	Valuation adjustments on designated hedging instruments held by the Bank as fair value hedges that are attributable to movements in foreign currency basis spreads. These deferred gains or losses will be released from reserves over the remaining life of the hedging relationship. At 31 December 2025 there was a deferred gain of €61 million on these hedging instruments (2024: €63 million gain).
●	Valuation adjustments on designated hedging instruments held by the Bank as cash flow hedges. These deferred gains or losses are released from reserves when the hedged cash flows affect profit or loss. At 31 December 2025 there was a deferred gain of €127 million on designated cash flow hedges held in reserves (2024: €285 million gain).

General reserves and retained earnings represents all reserves except those amounts otherwise allocated to separate reserves, and it primarily comprises retained earnings.

During 2025, the Board of Governors approved the transfer of €205 million of net income to be reallocated from ordinary capital resources to other purposes. This amount was reflected in the 2025 consolidated statement of changes in equity. Under Resolution No. 291, €195 million was allocated to the EBRD Shareholder Special Fund and €10 million was allocated as a contribution to the EBRD Trust Fund for the West Bank and Gaza.

28.	Undrawn commitments and guarantees

Analysis by instrument	2025 € million	2024 € million
Undrawn commitments
Loans	14,819	14,157
Share investments	1,968	1,783
At 31 December	16,787	15,940
Guarantees
Trade finance guarantees	1,808	1,949
Other guarantees	3,126	2,023
At 31 December	4,934	3,972

Undrawn commitments and guarantees at 31 December	21,721	19,912

29.	Leases

The Bank leases its headquarters building in London and all of its resident office (RO) buildings in the countries in which it invests. These are standard commercial operating leases and can include renewal options and periodic rent reviews. They are mostly non-cancellable in the normal course of business without the Bank incurring substantial penalties. The most significant lease is for the Bank’s headquarters building.

On 1 May 2019, the Bank entered into an “agreement for lease” for a 20-year lease, commencing in 2022, on its new headquarters building located in London. The Bank has the option to terminate this lease after 15 years.

Right-of-use assets	HQ lease 2025 € million	RO leases 2025 € million	Total 2025 € million
At 1 January	298	37	335
Additions	-	6	6
Expired leases	-	(1)	(1)
Variable lease payment	-	(2)	(2)
At 31 December	298	40	338

Depreciation
At 1 January	(51)	(18)	(69)
Charge	(14)	(7)	(21)
Expired leases	-	1	1
At 31 December	(65)	(24)	(89)
Net book value at 31 December	233	16	249

90	EBRD Financial Report 2025

	HQ lease	RO leases	Total
	2024	2024	2024
Right-of-use assets	€ million	€ million	€ million
At 1 January	298	31	329
Additions	-	6	6
At 31 December	298	37	335
Depreciation
At 1 January	(38)	(10)	(48)
Charge	(13)	(8)	(21)
At 31 December	(51)	(18)	(69)
Net book value at 31 December	247	19	266

	HQ lease	RO leases	Total
	2025	2025	2025
Lease liabilities100	€ million	€ million	€ million
At 1 January	(345)	(20)	(365)
Interest expense	(3)	(1)	(4)
Lease payments	5	8	13
Additions	-	(6)	(6)
Variable lease payment	-	1	1
FX movements	18	1	19
At 31 December	(325)	(17)	(342)

	HQ lease	RO leases	Total
	2024	2024	2024
Lease liabilities	€ million	€ million	€ million
At 1 January	(324)	(20)	(344)
Interest expense	(4)	(1)	(5)
Lease payments	-	8	8
Additions	-	(6)	(6)
FX movements	(17)	(1)	(18)
At 31 December	(345)	(20)	(365)

The table below outlines the undiscounted lease payments arising from the lease liabilities.

Future lease payments	Less than 1 year 2025 € million	1-5 years 2025 € million	5-10 years 2025 € million	Over 10 years 2025 € million	Total 2025 € million
Undiscounted future lease outflows	(23)	(97)	(111)	(143)	(374)
Implicit interest charge	4	13	10	5	32
Present value of lease liabilities	(19)	(84)	(101)	(138)	(342)

100	The Bank’s financing liabilities comprise debts evidenced by certificates and lease liabilities. A similar reconciliation of the movements in debts evidenced by certificates can be found in note 24 on pages 85 and 86.

EBRD Financial Report 2025	91

30.	Staff retirement schemes

There are two retirement plans in operation. The FSP is a defined benefit scheme, to which only the Bank contributes. The MPP is a defined contribution scheme to which both the Bank and staff contribute, with Plan members making individual investment decisions. Both plans provide a lump sum benefit on leaving the Bank or at retirement age, meaning that retirement plan obligations to staff once they have left the Bank or retired are minimal (being limited to inflation adjustments on undrawn or deferred benefits under the FSP), and the value of the plan obligations is not materially sensitive to mortality projections.

Defined benefit scheme

A qualified actuary performs a full actuarial valuation of the FSP at least every three years using the projected unit method, with a more high-level interim valuation performed annually. The most recent full valuation was carried out on 30 June 2023, which, for the purposes of IAS 19: Employee Benefits, was rolled forward to 31 December 2025. The present value of the defined benefit obligation and current service cost was calculated using the projected unit credit method.

The primary risk associated with the FSP is that its assets will fall short of its liabilities. This risk, encompassing market risk and credit risk associated with its investments and the liquidity risk associated with the payment of defined obligations as they fall due, is borne by the Bank, as the FSP is fully funded by the Bank. Responsibility for the scheme’s investment strategy rests with the Retirement Plan Investment Committee (RPIC).

The aim of investment risk management is to minimise the risk of an overall reduction in the value of the FSP assets and to maximise the opportunity for gains across the whole investment portfolio. This is achieved through asset diversification to reduce exposure to market risk and credit risk to an acceptable level. For example, the non-cash and government bond investment holdings held by the FSP are fund-based investments that diversify their exposure to a number of underlying investments.

The RPIC passively manages credit risk by selecting investment funds that invest in gilts rather than corporate bonds. To mitigate against market risk the RPIC meets quarterly with the FSP’s investment adviser to review the performance of all of the funds against their benchmarks. No asset-liability matching strategies are undertaken in relation to the FSP.

If, at the effective date of any actuarial valuation, the value of the plan’s assets is less than the liabilities, it is the Bank’s policy to review the funding status of the FSP and decide if a recovery plan should be put in place. Typically, such a recovery plan would include either anticipated investment out-performance, additional contributions from the Bank, or both. In the event that the plan assets are estimated to have fallen below 90 per cent of the defined benefit obligation (DBO), the Bank would expect to make additional contributions to restore the funding of the plan to at least 90 per cent as soon as possible.

The amounts recognised in the balance sheet are as follows:

	2025 € million	2024 € million
Fair value of plan assets	888	827
Present value of the defined benefit obligation	(722)	(717)
Net defined benefit asset at 31 December	166	110
Movement in the net defined benefit asset (included in “Other assets”):
At 1 January	110	49
Contributions paid101	51	50
Total expense as below	(47)	(48)
Remeasurement effects recognised in other comprehensive income	52	59
At 31 December	166	110

The amounts recognised in the income statement are as follows:

	2025 € million	2024 € million
Current service cost	(48)	(55)
Effect of exchange rate movement	(6)	3
Net interest income	7	4

101	Contributions for 2026 are expected to be €52 million.

92	EBRD Financial Report 2025

Principal actuarial assumptions used:

	2025	2024
Discount rate	5.35%	5.35%
Expected return on plan assets	5.35%	5.35%
Price inflation	3.10%	3.55%
Salary increase (following year)	3.10%	3.55%
Future salary increases (beyond following year)	3.10%	3.55%
Weighted average duration of the defined benefit obligation	9 years	9 years

Sensitivity analysis on the key actuarial assumptions:

	Assumption	Sensitivity	(Decrease)/increase in DBO € million
Discount rate	5.35%	+0.5% pa	(26)
Discount rate	5.35%	-0.5% pa	28
Price inflation	3.10%	+0.25% pa	13
Price inflation	3.10%	-0.25% pa	(12)

These sensitivity analyses have been determined based on reasonably possible changes in the respective assumptions occurring at the end of the financial year, while holding all other assumptions constant. The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation, as it is unlikely that the changes in assumptions would occur in isolation of one another, as the assumptions may be correlated.

Plan asset allocation	Listed 2025 € million	Unlisted 2025 € million	Total 2025 € million	Listed 2024 € million	Unlisted 2024 € million	Total 2024 € million
Equities	398	-	398	370	-	370
Index-linked bonds	486	-	486	452	-	452
Other	-	4	4	-	5	5
Fair value of plan assets	884	4	888	822	5	827

Changes in the present value of the defined benefit obligation are as follows:	2025 € million	2024 € million
Present value of defined benefit obligation at 1 January	(717)	(683)
Service cost	(48)	(55)
Interest cost	(35)	(31)
Effect of exchange rate movement	38	(36)
Actuarial gain arising due to changes in assumptions102	12	59
Benefits paid	28	29
Present value of defined benefit obligation at 31 December	(722)	(717)

Changes in the fair value of plan assets are as follows:	2025 € million	2024 € million
Present value of plan assets at 1 January	827	732
Interest income on plan assets	42	35
Return on assets greater than discount rate	40	-
Effect of exchange rate movement	(44)	39
Contributions paid	51	50
Benefits paid	(28)	(29)
Present value of plan assets at 31 December	888	827

102	All actuarial gains relate to changes in financial assumptions.

EBRD Financial Report 2025	93

Experience gains and losses	2025 € million	2024 € million
Defined benefit obligation	(722)	(717)
Plan assets	888	827
Surplus	166	110
Experience losses on plan liabilities:
Amount	(12)	(15)
Percentage of the present value of the plan liabilities	(1.7%)	(2.1%)
Actual return less expected return on plan assets:
Amount	40	-
Percentage of the present value of the plan assets	4.5%	0.0%

Defined contribution scheme

The charge recognised in the income statement under the MPP was €28 million (2024: €27 million) and is included in “General administrative expenses”.

Other long-term employee benefits

The Bank maintains a medical retirement benefit plan to provide staff retiring from the Bank, aged 50 or over and with at least seven years’ service, with a lump sum benefit to help purchase medical insurance cover. The total charge for the year was €8 million (2024: €15 million).

31.	Related parties

The Bank has the following related parties:

Key management personnel

Key management personnel comprise: the President and other members of the Bank’s Executive Committee, Managing Directors and the Director of the President’s Office.

Salaries and other benefits payable to key management personnel in 2025 amounted to €20 million (2024: €19 million). This comprised salary and short-term employee benefits of €16 million (2024: €15 million), post-employment benefits of €4 million (2024: €3 million) and termination benefits of €nil (2024: €1 million).

In pound sterling terms, the salaries and other benefits payable to key management personnel in 2025 amounted to £17 million (2024: £17 million), comprising salary and employee benefits of £14 million (2024: £13 million), post-employment benefits of £3 million (2024: £3 million) and termination benefits of £nil (2024: £1 million).

Venture capital associates

The Bank, as a venture capital organisation, has invested in a number of associates that it accounts for at fair value through profit or loss. At 31 December 2025, according to the 2024 audited financial statements (and where these are not available, the most recent unaudited management information) from the investee companies, these venture capital associates had total assets of €21.9 billion (2024: €20.7 billion) and total liabilities of €15.1 billion (2024: €14.4 billion). For the year ended 31 December 2024, these associates had income of €2.3 billion (2023: €2.7 billion) and made a net profit of €0.7 billion before tax (2023: €0.8 billion).

In addition, as at 31 December 2025, the Bank had outstanding €128 million (2024: €99 million) of financing to these companies, on which it had earned €6 million interest income during the year (2024: €7 million).

In 2025 there were no associates deemed individually material103 to the Bank.

103	Greater than one per cent of total members’ equity.

94	EBRD Financial Report 2025

Special Funds

Special Funds are established in accordance with Article 18 of the Agreement Establishing the EBRD and are administered under the terms of the rules and regulations for each such Special Fund. Including the SSF, at 31 December 2025 the Bank administered 15 Special Funds (2024: 16 Funds). Excluding the SSF,104 the aggregate pledged contributions and associated fees amounted to €5.0 billion (2024: €4.3 billion).

The Bank acts as manager and administrator of the Special Funds, for which it receives management fees and recovers certain costs. In 2025 these fees amounted to €13 million (2024: €7.8 million), of which €1.7 million was receivable at 31 December 2025 (2024: €4.6 million).

The Bank pays for guarantees from certain Special Funds in respect of specific exposures arising in its trade finance portfolios, for which it paid €nil in 2025 (2024: €nil). In addition, the Bank also benefits from fee-free guarantee arrangements with certain Special Funds for losses which it could potentially incur in its investment activities. The provision of these guarantees qualifies such Special Funds as unconsolidated structured entities within the meaning of IFRS 12. The Bank’s only exposure to these Special Funds would arise in the period between recognising a guarantee receivable on its balance sheet and the settlement of that receivable. At 31 December 2025 the Bank had €198 million of such exposures (2024: €259 million).

The Board of Governors approves transfers of net income to Special Funds. No transfers were approved in 2025 (2024: €nil). At 31 December 2025, no amounts previously allocated remained payable to the Special Funds (2024: €nil).

The financial statements of each Special Fund are approved separately by the Board of Governors.

Trust Funds

On 10 May 2017 the Board of Directors established the Trust Fund for the West Bank and Gaza and the Multi-Donor Trust Fund for the West Bank and Gaza in accordance with Article 20.1 (vii) of the Agreement Establishing the EBRD. The Trust Funds are governed under the terms of the rules and guidelines for each such Trust Fund.

At 31 December 2025 the total pledged contributions to the Trust Fund for the West Bank and Gaza were €170 million (2024: €160 million). The total pledged contributions to the Multi-Donor Trust Fund for the West Bank and Gaza were €5.9 million (2024: €5.9 million).

The Bank acts as the administrator of both Trust Funds and is entitled to management and cost recovery fees. During 2025 these fees totalled €0.9 million (2024: €1.2 million), of which €0.4 million was receivable at 31 December 2025 (2024: €0.8 million).

The Board of Governors approves transfers of net income to Trust Funds. In 2025 transfers of €10 million were approved (2024: €20 million). At 31 December 2025, €10 million (2024: €20 million) of amounts previously allocated remained payable to the Trust Funds and were recognised as a liability on the Bank’s balance sheet.

The financial statements of the Trust Funds are approved separately by the Board of Governors.

Audit fees payable to the Bank’s auditor for the 2025 audits of the Special Funds and Trust Funds totalled €0.2 million (2024: €0.3 million).

104	All subsequent related party disclosures relating to Special Funds also exclude the SSF.

EBRD Financial Report 2025	95

32. Other fund agreements

Cooperation Funds

In addition to the Bank’s ordinary operations, the Special Funds programme and the Trust Funds, the Bank administers numerous bilateral and multilateral contribution agreements to provide technical assistance and investment support grants in the economies in which it invests, both existing and potential. These grants focus primarily on project preparation, project implementation (including goods and works), policy engagement, advisory services and training. The Bank also acts as a fund manager for donor funds that can be accessed by other international financial institutions. The Bank acts as a fund manager for the following funds: the Eastern Europe Energy Efficiency and Environment Partnership Funds (E5P), the European Western Balkans Joint Fund (EWBJF – under the Western Balkans Investment Framework), the Northern Dimension Environmental Partnership Fund (non-nuclear portion of a nuclear fund) and the Blue Mediterranean Partnership Cooperation Fund.

The resources provided through cooperation contribution agreements are held separately from the ordinary capital resources of the Bank and are typically subject to external audit when required by the agreements.

In 2025 new agreements and replenishments of €0.7 billion (2024: €0.9 billion) were signed with donors and declared effective. Contributions of €549 million (2024: €663 million) were received, and disbursements of €382 million (2024: €226 million) were paid out during the year. At 31 December 2025, the total number of open Cooperation Funds was 252 (2024: 253).

Nuclear Funds

The Bank also administers several funds relating to nuclear safety activities. Following the closure of the Chernobyl Shelter Fund and the Chernobyl Projects Monitoring Account, seven funds remain under active management.

The Nuclear Safety Account (NSA) was the first nuclear safety donor fund the Bank created in 1993 in response to a G7 initiative. The NSA initially funded nuclear safety and security improvements in the region prior to funding large-scale decommissioning facilities such as the Interim Storage Facility for spent fuel (ISF-2).

As part of their accession to the European Union, Bulgaria, Lithuania and the Slovak Republic gave firm commitments to close and decommission their nuclear power plant units with RBMK and VVER 440/230 reactors. In 2000 the European Commission invited the Bank to administer three International Decommissioning Support Funds (IDSFs) to support decommissioning of these plants. The funds finance selected projects to help with the decommissioning of designated reactors. They also finance measures to facilitate the necessary restructuring, upgrading and modernisation of the energy production, transmission and distribution sectors and improvements in energy efficiency.

In 2003 the “nuclear window”105 of the Northern Dimension Environmental Partnership (NDEP) was established as a multi-donor fund providing grant assistance to address the most pressing environmental challenges in the north-west of Russia. The NDEP nuclear safety programme finances radioactive waste management and decommissioning tasks to mitigate the nuclear legacy of the operation of the Soviet Northern Fleet. The Fund expired on 23 July 2023 and residual amounts are being returned or made available to other funds as part of the closure process approved by the Assembly of Contributors and the EBRD’s Board of Governors.

The Environmental Remediation Account for Central Asia, created at the request of the European Commission, became operational in 2016. It finances projects to remediate uranium production legacies in the Kyrgyz Republic, Tajikistan and Uzbekistan.

In 2020, following a request by Ukraine, the Bank established the International Chernobyl Cooperation Account (ICCA) to address remaining radioactive waste management and decommissioning challenges at the Chornobyl site. The ICCA became operational in 2021. Since the start of the Russian war against Ukraine, the ICCA’s remit has been widened to support a range of measures supporting the restoration of nuclear safety, security and decommissioning abilities within the Chornobyl Exclusion Zone.

105	The “nuclear window” refers to nuclear projects in the north-west of Russia which are fully grant funded and managed by the EBRD under the supervision of the Nuclear Operating Committee.

96	EBRD Financial Report 2025

The table below provides a summary of Nuclear Fund contributions.

	Contributions	Number of	Contributions	Number of
	pledged	contributors	pledged	contributors
	2025	2025	2024	2024
	€ million		€ million
Nuclear Safety Account	427	17	427	17
Ignalina IDSF	916	15	841	15
Kozloduy IDSF	1,218	10	1,209	10
Bohunice IDSF	658	8	658	8
NDEP106	353	12	353	12
Environmental Remediation Account	71	7	57	7
International Chernobyl Cooperation Account	71	19	28	18

The cash balances belonging to each of the funds in the table above are held and managed by the Bank on their behalf.107

Audit fees payable to the Bank’s auditors for the 2025 audits of the Cooperation and Nuclear Funds amounted to €0.8 million (2024: €0.9 million).

Equity Participation Fund

In 2016 the Bank set up the EBRD Equity Participation Fund as part of a strategy to attract long-term institutional capital into privatesector investments in the economies where it invests. The EPF is a fixed-term fund (12 years) that gives investors a predetermined (20 per cent) holding in new EBRD direct equity investments which meet the EPF eligibility criteria. These eligibility criteria ensure that neither the EBRD nor the EPF is able to “cherry-pick” the investments in which the EPF participates. Throughout the life of the direct equity investment, the EBRD retains legal ownership and control over the equity investments, albeit the economic benefits of the participation do not accrue to the Bank. As the Bank retains control of the investments, they continue to be recognised on the Bank’s balance sheet.

In return for the purchase price, the EPF receives from the EBRD an equity return swap (ERS). The ERS is classified as a financial liability held at fair value through profit or loss108 within “Other liabilities”, and at 31 December 2025 it had a total value of €292 million (2024: €322 million) across 31 eligible investments. In exchange for managing the equity investments, the EBRD receives a management fee. The Bank charged a management fee of €3 million in 2025 (2024: €3 million), of which none remained payable at 31 December 2025 (2024: €nil). Since the EPF’s inception, a total of €322 million has been invested in 39 eligible investments.

33. Events after the reporting period

There have been no material events since the reporting period that would require adjustment to these financial statements. Events after the reporting period that would require adjustment to these financial statements are those that provide evidence of conditions that existed at 31 December 2025.

On 29 April 2026 the Board of Directors reviewed the financial statements and authorised them for issue. These financial statements will be subsequently submitted for approval to the Board of Governors.

106	The NDEP includes a nuclear and non-nuclear programme.
107	See note 23 on page 85.
108	The ERS does not meet the definition of a derivative, as a large net investment was required from the holders of the ERS.

EBRD Financial Report 2025	97

Responsibility for external financial reporting

Statement of management’s responsibilities in respect of the financial statements

The management of the European Bank for Reconstruction and Development and its wholly controlled subsidiary, the EBRD Shareholder Special Fund, (collectively, “the Bank”) is responsible for preparing the non-statutory financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB for the purposes of compliance with the requirements of Articles 24, 27 and 35 of the Agreement Establishing the EBRD and Section 13 of the By-Laws of the European Bank for Reconstruction and Development.

Management must not approve the financial statements unless they are satisfied that the financial statements give a true and fair view of the state of the Bank’s affairs and of the profit or loss of the Bank for that period. In preparing the financial statements, management is responsible for:

●	safeguarding the assets of the Bank, authorisation of receipts and disbursements, and preventing and detecting fraud and error, and non-compliance with the Bank’s internal policies and procedures

●	identifying and ensuring that the Bank complies with the laws and regulations applicable to its activities

●	ensuring that the Bank maintains accounting records which disclose with reasonable accuracy, at any time, its financial position

●	such internal controls as management determines necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error

●	preparing financial statements which give a true and fair view of the Bank’s state of affairs and profit or loss and, when applicable, the cash flows, in accordance with IFRS as issued by the IASB.

Statement of management’s responsibilities in respect of the effectiveness of internal controls over external financial reporting

Management is responsible for establishing and maintaining effective internal controls over external financial reporting for financial presentation and measurement in conformity with IFRS. The system of internal controls contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting – which are subject to scrutiny and testing by management and are revised, as considered necessary, taking account of any related internal audit recommendations – support the integrity and reliability of the financial statements.

Because of their inherent limitations, internal controls over financial reporting may not prevent or detect all misstatements. In addition, any projections of evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Bank’s Board of Directors has appointed an Audit and Risk Committee, which assists the Board in its responsibility to ensure the soundness of the Bank’s accounting practices and the effective implementation of the internal controls that management has established relating to finance and accounting matters. The Audit and Risk Committee is comprised entirely of members of the Board of Directors. The Audit and Risk Committee meets periodically with management in order to review and monitor the financial, accounting and auditing procedures of the Bank and related financial reports. The external auditors and the internal auditors regularly meet with the Audit and Risk Committee, with and without other members of management being present, to discuss the adequacy of internal controls over financial reporting and any other matters that they believe should be brought to the attention of the Audit and Risk Committee.

Management’s assessment in respect of the effectiveness of internal controls over external financial reporting

The management of the Bank has assessed its internal controls over external financial reporting for 2025. Management’s assessment was based on the criteria for effective internal controls over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organisations of the Treadway Commission (2013 framework).

This assessment includes evaluating controls over external financial reporting in respect of the Special Funds and other fund agreements referred to in notes 31 and 32 of the Financial Report 2025, and the retirement plans. The assessment is restricted to the controls over the reporting and disclosure of these funds/plans within the Bank’s financial statements, rather than the operational, accounting and administration controls in place for each fund.

98	EBRD Financial Report 2025

Management’s assertion in respect of the effectiveness of internal controls over external financial reporting

Based upon the Bank’s assessment, management asserts that as at 31 December 2025 the Bank maintained effective internal controls over its financial reporting as contained in the following elements of the Financial Report 2025:

●	the consolidated balance sheet as at 31 December 2025

●	the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, and the consolidated statement of changes in equity for the year then ended

●	the accounting policies

●	the risk management section (other than those parts specifically identified as unaudited)

●	the notes to the financial statements.

Burkhard Kübel-Sorger
Odile Renaud-Basso	Vice President, Chief Financial Officer
President

European Bank for Reconstruction and Development
London
29 April 2026

EBRD Financial Report 2025	99

Independent assurance report

To the Board of Governors of the European Bank for Reconstruction and Development

Independent reasonable assurance report by Deloitte LLP to the Board of Governors of the European Bank for Reconstruction and Development and its subsidiary (the ‘Bank’) over the Board of Governors assertion that the Bank maintained effective internal control over financial reporting as at 31 December 2025 (the ‘ICFR’) within the ‘Responsibility for external reporting’ section on page 98 of the Bank’s Financial Report for the year ended 31 December 2025.

Our assurance conclusion

Based on our procedures described in this report, and evidence we have obtained, in our opinion, the ICFR has been prepared, in all material respects, based on the criteria for effective internal controls over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO Framework’) (‘Applicable Criteria’).

Scope of our work

The Bank engaged us to perform an independent reasonable assurance engagement in accordance with International Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 3000 (Revised)) issued by International Auditing and Assurance Standards Board (‘IAASB’) and our agreed terms of engagement.

Basis for opinion

We obtained reasonable assurance over the preparation of effective internal control over financial reporting in accordance with the COSO Framework. Inherent limitations exist in all assurance engagements.

We are required to plan and perform our work to address the areas where we have identified that a material misstatement in respect of the ICFR is likely to arise. The procedures we performed were based on our professional judgment. In carrying out our reasonable assurance engagement in respect of the ICFR, we performed the following procedures:

●	Reviewed the adequacy and effectiveness of the Bank’s accounting, financial and other internal controls that management has established regarding finance and accounting matters, including the resolution of identified material weaknesses, if any; and

●	Reviewed the basis for disclosures made in the Annual Report regarding the control environment of the Bank.

Any internal control structure, no matter how effective, cannot eliminate the possibility that fraud, errors or irregularities may occur and remain undetected and because we use selective testing in our engagement, we cannot guarantee that errors or irregularities, if present, will be detected.

Board of Governors’ responsibilities

The Board of Governors are also responsible for:

●	Selecting and establishing the COSO Framework.

●	Preparing, measuring, presenting and reporting the ICFR in accordance with the COSO Framework.

●	Designing, implementing, and maintaining internal processes and controls over information relevant to the preparation of the ICFR to ensure that they are free from material misstatement, including whether due to fraud or error.

●	Providing sufficient access and making available all necessary records, correspondence, information and explanations to allow the successful completion of the Services.

●	Confirming to us through written representations that you have provided us with all information relevant to our Services of which you are aware, and that the measurement or evaluation of the underlying subject matter against the COSO Framework, including that all relevant matters, is reflected in the ICFR.

100	EBRD Financial Report 2025

Our responsibilities

We are responsible for:

●	Planning and performing procedures to obtain sufficient appropriate evidence to express an independent reasonable assurance conclusion over the ICFR.

●	Communicating matters that may be relevant to the ICFR to the appropriate party including identified or suspected non-compliance with laws and regulations, fraud or suspected fraud, and bias in its preparation.

●	Reporting our conclusion in the form of an independent reasonable Assurance Report to the Board of Governors.

Our independence and competence

In conducting our engagement, we complied with the independence requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (‘IESBA’ Code).

We applied the International Standard on Quality Management (UK) 1 (“ISQM (UK) 1”), issued by the Financial Reporting Council. Accordingly, we maintained a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Use of our report

This report is made solely to Board of Governors of The Bank in accordance with ISAE 3000 (Revised) and our agreed terms of engagement. Our work has been undertaken so that we might state to Board of Governors of The Bank those matters we have agreed to state to them in this report and for no other purpose.

Without assuming or accepting any responsibility or liability in respect of this report to any party other than The Bank and the Board of Governors of The Bank, we acknowledge that the Board of Governors of The Bank may choose to make this report publicly available for others wishing to have access to it, which does not and will not affect or extend for any purpose or on any basis our responsibilities. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than The Bank and Board of Governors of The Bank as a body, for our work, for this report, or for the conclusions we have formed.

Deloitte LLP

London, United Kingdom

29 April 2026

EBRD Financial Report 2025	101

Independent auditor’s report

To the Board of Governors of the European Bank for Reconstruction and Development

Report on the audit of the consolidated financial statements

1.	Opinion

In our opinion the non-statutory consolidated financial statements of the European Bank for Reconstruction and Development and its subsidiary (together the ‘Bank’):

●	give a true and fair view of the state of the Bank’s affairs as at 31 December 2025 and of the Bank’s profit for the year then ended; and

●

have been properly prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and the requirements detailed in Article 10 of the Agreement Establishing the European Bank for Reconstruction and Development.

We have audited the financial statements which comprise:

●	the consolidated income statement;

●	the consolidated statement of comprehensive income

●	the consolidated balance sheet;

●	the consolidated statement of changes in equity;

●	the consolidated statement of cash flows;

●	the accounting policies;

●	the risk management section (other than those parts specifically identified as unaudited); and

●	the related notes 1 to 33.

The financial reporting framework applied in the preparation of these financial statements consists of both IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and the requirements detailed in Article 10 of the Agreement Establishing the European Bank for Reconstruction and Development.

2.	Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (‘ISAs’) and applicable law. Our responsibilities under those standards are further described in the auditor’s responsibilities for the audit of the financial statements section of our report.

We are independent of the Bank in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (‘IESBA’ Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

3.	Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were:
	●	Valuation of Expected Credit Losses (“ECL”) on loans held at amortised cost; and
	●	Valuation of Level 3 equity investments and associated equity derivatives.
The key audit matters are consistent with those identified by the predecessor auditor.

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Materiality	The materiality that we used for the Bank financial statements in the current year was €273 million which was determined on the basis of 0.9% of total members’ equity.

4.	Key audit matters

The key audit matters communicated below are matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current year.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

4.1. Valuation of Expected Credit Losses (“ECL”) on loans held at amortised cost

Key audit matter description	The valuation of ECL on loans at amortised cost is a key audit matter due to the inherent uncertainty and significant judgments and estimates required in its calculation. This complexity arises from the forward-looking nature of the provision and the subjectivity of inputs used. As at 31 December 2025, the Bank reported loan investments subject to ECL of €36,268 million (2024: €35,627 million), with a total ECL provision of €1,533 million (2024: €1,600 million), as disclosed in Note 11 to the financial statements.

The Bank measures ECL for stage 1 and 2 loans on a collective basis using statistical models. These models calculate a forward-looking probability-weighted estimate using probability of default, exposure at default, and loss given default. The calculation also considers historical loss data, collateral and other loss mitigants including guarantees, discounted by the effective interest rate.

Due to the complexity and judgment required in forecasting losses amid the ongoing conflict in Ukraine, management applied a post-model adjustment (‘PMA’) in determining ECL for Ukrainian stage 1 and 2 loans.

For stage 3 exposures, ECL is determined on an individual counterparty basis. This process requires significant judgement in identifying relevant recovery scenarios, determining the timing and value of cash flows within those scenarios, and applying probability weightings to the scenarios. For Ukrainian stage 3 counterparties management adopt a collective approach in determining ECL due to uncertainty caused by the conflict.

The disclosures with respect to this key audit matter are contained in the audited and unaudited credit risk sections within the Risk Management report on pages 36-43, and following financial statement notes:

● Accounting policies “Impairment of financial assets”
● Significant accounting estimates and critical judgements “Impairment of loan investments”, “Sensitivity analysis” and “Stage 3 loans based in Ukraine”
● Note 11, “Impairment provisions on Banking loan investments”
● Note 16, “Banking loan investments at amortised cost”
How the scope of our audit responded to the key audit matter	We performed the following audit procedures over ECL:

● Obtained an understanding of the controls over the ECL provision, focusing on significant management assumptions and judgements. This included obtaining an understanding of, and testing, relevant controls over significant data inputs, methodologies and assumptions, and model governance. This included controls over model overlays and provisioning methodology;

EBRD Financial Report 2025	103

●	Engaged our credit modelling specialists to independently rebuild the ECL model and reconcile its output, enabling us to challenge management's methodology implementation and the reliability of the calculations at the reporting date;
●	Tested the completeness and accuracy of data inputs used in the ECL models, by agreeing a sample of data inputs to source information from internal systems and external data providers;
●	Performed a stand-back assessment of the ECL provision and coverage (ratio of ECL provision to gross advances) at an overall level to assess whether provision levels were reasonable;
●	Assessed the appropriateness of ECL related disclosures in respect of the significant judgements and sources of estimation uncertainty; and
●	Evaluated the consistency between the audited credit disclosures and the ECL information assessed during our audit procedures (including data, models, estimates, and macro-economic forecasts).

In addition to the above, to challenge the Bank’s provisioning for Ukrainian stage 1 and stage 2 PMA, we:

●	Assessed the appropriateness of the risk characteristics with which management modelled the PMA;
●	Assessed the reasonableness of the Ukraine PMA scenarios against analyses from eight independent think tanks, intelligence agencies, large banks and research journals;
●	Assessed the probability of default rates in each of the scenarios against the Bank’s and Ukrainian domestic banks’ observed default rates, and default rates for countries who have experienced severe economic crises;
●	Agreed the loss rates to those used for the Ukrainian stage 3 collective provision;
●	Assessed the data inputs on a sample basis by agreeing loan characteristics to contracts and assessing the loans staging against IFRS 9 criteria; and
●	Performed an independent recalculation of the PMA and compared our result to management's calculation.

To challenge the Bank’s provisioning for Ukrainian stage 3 collective provision, we:

●	Assessed the appropriateness of risk characteristics used for collective provisioning;
●	Assessed management’s loss rate assumptions for sovereign, State Owned Entities (“SOE”), corporate, and municipality exposures. We evaluated management’s methodology and inputs for making loss rate assumptions against independent external data, market intelligence, and entity-specific performance indicators, including the impact of bilateral guarantees; and
●	Recalculated the collective provision for a sample of loans, including the impact of guarantees.

To challenge the Bank’s provisioning for non-Ukrainian stage 3 exposures, for a sample of loans, we:

●	Assessed the appropriateness of their credit impaired designation by inspecting arrears status, compliance with loan covenants, and where available the most recent financial information of the borrower;
●	Evaluated management’s assessment that a 100% provision was appropriate, including by assessing different avenues of recoveries such as guarantees, collateral enforcement and repayment; and

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●

Assessed the appropriateness of management's multiple scenario discounted cashflows by evaluating the robustness of their scenarios (including probabilities, completeness, and comparison to external models), assessing underlying recovery assumptions (such as liquidation reports, exit prices, and historic support), and analysing the impact of economic and market trends.

Key observations

Based on our audit procedures performed as detailed above, we concluded that the valuation of Expected Credit Losses on loans at amortised cost is reasonable and recognised in accordance with the requirements of IFRS 9.

4.2.	Valuation of Level 3 share investments, associated equity derivatives and the associated unrealised income

Key audit matter description

Financial instruments are classified as Level 1, 2 or 3 in accordance with IFRS 13 Fair Value Measurement (“IFRS 13”). Level 3 investments, particularly for complex and illiquid instruments (including unlisted investments), require significant judgement and utilise valuation techniques that are inherently subjective. Key inputs are based on the most relevant observable market data, adjusted for specific investment, sector, and market factors.

At 31 December 2025, the fair value of the Level 3 Share Investments portfolio totalled €5,018 million with associated put and call options equating to a gross €195 million. Net gains from unlisted share investments and equity derivatives was €82 million for the year ending 31 December 2025.

The valuation of the above assets and their associated unrealised income has been identified as a key audit matter in the current year because of the significant judgement applied in selecting a valuation technique, and the estimation uncertainty involved in the inputs to the valuation, which elevates the risk of material misstatement relative to liquid share investments.

In estimating the valuation of these assets, management have exercised their judgement and applied assumptions in the following areas:

●

Valuation techniques: Fair value measurements utilise a range of techniques, including but not limited to discounted cash flow analysis, price-earnings multiples and net asset value calculations. These techniques are applied to various assets, such as illiquid investments in unquoted private companies. The selection of appropriate techniques requires significant judgement, and the inherent subjectivity of inputs (e.g., discount rates, growth rates, earnings multiples) introduces significant estimation uncertainty.

	●	Limited liquidity and market observability: Limited market data and low liquidity necessitate significant management judgement in determining appropriate valuation inputs. Examples of these inputs include yield curves, discount rates, volatility estimates, sector-specific factors and future earnings or cash flow projections.

The disclosures with respect to this key audit matter are contained in the audited and unaudited credit risk sections within the Risk Management report on pages 50-52 and pages 61-67, as well as the following financial statement notes:

	●	Accounting policies “Financial assets at fair value through profit or loss” and “Derivative financial instruments and hedge accounting”;

EBRD Financial Report 2025	105

	●	Significant accounting estimates and critical judgements, “Fair value of share investments”;
	●	Note 6, Net gains from share investments at fair value through profit or loss
	●	Note 15, Other financial assets/other financial liabilities, “Fair value of derivatives held in relation to the banking portfolio”; and
	●	Note 19, Share investments at fair value through profit or loss.
How the scope of our audit responded to the key audit matter	We performed the following audit procedures:

	●	Obtained an understanding of, and tested, relevant controls over the valuation process;
	●	Engaged our valuation specialists to determine an independent valuation range for certain complex instruments to assess the reasonableness of management’s valuation;
	●	For a sample of share investments and associated derivatives, we:
○ Assessed the reasonableness of key inputs including cash flows, discount rates, multiples and other significant inputs, comparing management’s input to relevant industry and market data;
○ With the involvement of our valuation specialists, independently determined valuations to establish a range of acceptable fair values; and
○ Calculated the unrealised income on these trades using our independent estimate of fair values; and
	●	Assessed the appropriateness of the related financial statement disclosures, including in respect of significant judgements and sources of estimation uncertainty.
Key observations	Based on our audit procedures performed as outlined above, we concluded that the valuation of Level 3 share investments, associated equity derivatives and their associated unrealised income is reasonable and in accordance with IFRS 13.

5.	Our application of materiality

5.1.	Materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Bank financial statements
Materiality	€273 million (2024: €252 million as determined by the predecessor auditor)
Basis for determining materiality	0.9% of total members’ equity (2024: 1% as determined by the predecessor auditor)
Rationale for the benchmark applied	Total members’ equity is considered an appropriate benchmark for the Bank since it is a measure of the Bank’s resources available and thereby its ability as a development bank to fulfil its mandate of supporting private-sector growth and economic transition.

106	EBRD Financial Report 2025

5.2.	Performance materiality

We set performance materiality of 70% (2024: 75% as used by the predecessor auditor) which is a level lower than materiality to reduce the probability that, in aggregate, uncorrected and undetected misstatements exceed the materiality for the financial statements as a whole.

6.	An overview of the scope of our audit

6.1.	Identification and scoping of components

Our audit was scoped by obtaining an understanding of the Bank and its environment, including its accounting processes and controls, and assessing the risks of material misstatement at the Bank level. The Bank’s consolidated financial statements consist of two components, the European Bank for Reconstruction and Development and its subsidiary The EBRD Shareholder Special Fund, and we performed audits of the entire financial information over both.

6.2.	Our consideration of climate-related risks

As part of our audit, we made enquiries of management to understand the extent of the potential impact of climate risk on the Bank's consolidated financial statements. We have evaluated management's assessment, which is set out on page 58. We specifically focused our procedures on the valuation of Expected Credit Loss (ECL) for loans at amortised cost and the valuation of share investments, as these were the areas we identified as most likely to be affected by climate considerations. We also reviewed the consistency of any climate change disclosures in the Financial Report with the consolidated financial statements and our overall audit knowledge. For the year ended 31 December 2025, our audit of the consolidated financial statements did not identify any material misstatements arising from climate-related risks.

7.	Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor’s report thereon. The Board of Governors are responsible for the other information contained within the annual report. The other information comprises the following sections of the Financial Report but does not include the consolidated financial statements and our auditor’s report thereon:

●	Highlights;

●	Key financial indicators 2021-25;

●	Additional reporting and disclosures;

●	Those parts of the Risk management section specifically identified as unaudited; and

●	Annex: Default and recovery rate analysis

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

8.	Responsibilities of the Board of Governors for the consolidated financial statements

As explained in the Statement of management’s responsibilities in respect of the financial statements, the management of the Bank is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (‘IASB’), and for such internal control as management determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

EBRD Financial Report 2025	107

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Bank or to cease operations, or have no realistic alternative but to do so.

The Board of Governors are responsible for overseeing the Bank’s financial reporting process.

9.	Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the entity’s (or where relevant, the consolidated) financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for the auditor’s opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control;

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern;

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation; and

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit and remain solely responsible for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit

108	EBRD Financial Report 2025

matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

10.	Use of our report

This report is made solely to the European Bank for Reconstruction and Development’s Board of Governors, as a body, to enable them to comply with the requirements of Articles 24, 27 and 35 of the Agreement Establishing the European Bank for Reconstruction and Development and Section 13 of the By-Laws of the European Bank for Reconstruction and Development and in accordance with our engagement letter dated 14 February 2025 and subsequent addendum dated 16 March 2026. Our audit work has been undertaken so that we might state to the Board of Governors those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the European Bank for Reconstruction and Development for our audit work, for this report, or for the opinions we have formed.

The engagement partner on the audit resulting in this independent auditor’s report is Alan Chaudhuri.

Deloitte LLP

London, United Kingdom

29 April 2026

EBRD Financial Report 2025	109

Annex: Default and recovery rate analysis (unaudited)

Disclaimer

The information presented in this annex is intended solely for general information purposes and should not be relied upon for making specific decisions or taking actions. The information is not intended to serve as legal, securities, investment or any other form of advice, nor does it express opinions on the suitability of any investment or solicit any form of engagement. The EBRD’s historical data are reflected in this annex and past performances do not necessarily predict future outcomes. The EBRD does not assume any responsibility for publishing additional updates in future, though it may do so at its own discretion.

The EBRD disclaims any responsibility or liability for the accuracy, completeness or adequacy of the content or interpretations, or any errors or omissions contained herein. While reasonable assumptions and methodologies have been applied in the compilation of this annex, it is important to note that alternative approaches may yield differing results.

Users of this annex are reminded to exercise caution and to conduct their own independent research and analysis before taking any actions based on the information provided here. Users should adhere to all applicable laws and regulations governing financial transactions and investments. Unauthorised reproduction, modification, creation of derivative works, reverse engineering, or manipulation of the content, whether manual or automated, with the intention of uncovering undisclosed data, is strictly prohibited and may result in legal consequences.

Executive summary

Derived from 31 years of experience in emerging markets, this unaudited annex offers an analysis of default rates and recoveries for the European Bank for Reconstruction and Development.

The EBRD organises its lending operations into sector-aligned and geographical business units. Together, they create a matrix and an opportunity to present the Bank’s loan-book performance over time through these two lenses. The sectoral business units are: the corporate sector; sustainable infrastructure; and financial institutions. The geographical business units are: central Asia; central Europe and the Baltic states; Cyprus and Greece; eastern Europe and the Caucasus; south-eastern Europe; the southern and eastern Mediterranean; sub-Saharan Africa; Türkiye; and a geographical business unit that covers past lending activity in Russia.109 Each of these business units is defined in the “Observation composition” section of this report.

This report presents aggregate default and recovery rate statistics for these business units, an internal risk rating where applicable, and statistics by country income group, using World Bank Group definitions.

From 1995 to 2025, the EBRD experienced an overall average default rate of 2.1 per cent.110 The highest default rates were observed in 1998 (8.3 per cent), 1999 (6.5 per cent) and 2022 (5.3 per cent). During the same period, the EBRD experienced an overall recovery rate of 66.7 per cent,111 with the lowest recoveries observed in 2007 (30.3 per cent).

●	Focusing on sectoral business unit aggregations, at 3.2 per cent, the highest default rate was observed in the corporate sector, which also recorded the lowest sectoral recoveries on defaulted assets, at 63.7 per cent.

●

In terms of geographical business units, eastern Europe and the Caucasus experienced the highest default rate, at 3.8 per cent. In terms of recovery, the southern and eastern Mediterranean exhibited the lowest recovery rate, at 46.3 per cent.

●

Based on World Bank Group country income classifications, the EBRD experienced the highest default rate in upper middle-income countries, at 2.9 per cent, while lower middle-income countries registered the lowest recovery rate, at 51.5 per cent.

●	Based on data from 2010,112 default rates have increased as credit quality has decreased, in line with expectations.

The statistics and analysis contained in this report reflect the EBRD’s experience. Greater significance can be derived from combining this information with that of similar institutions that operate in comparable regions or emerging markets more broadly. The Global Emerging Markets Risk Database Consortium (GEMs) is a collaboration of such institutions, including the EBRD, which are aggregating their data (including the data used to generate this report) to support investment and development in emerging markets. The statistics derived from GEMs will provide deeper insight into markets where it is difficult to find reliable credit information, and this report seeks to supplement these efforts.

109	The Bank has made no new investments in Russia since 2014. In April 2022, the EBRD’s Board of Governors decided to suspend Russia’s access to Bank resources in response to the invasion of Ukraine. The Bank has closed its offices in Moscow. Russia remains a shareholder of the EBRD.

110	The average default rate represents the sum of all default observations over all cohorts divided by the sum of all unique counterparty observations within all cohorts.

111	The average recovery rate represents the sum of discounted recoveries over total outstanding exposure at the time of default for the total population of defaulted and fully resolved operations.

112	Credit quality statistics used are from 2010, which corresponds to the introduction of the EBRD’s current rating scale.

110	EBRD Financial Report 2025

Methodology

The statistics contained in this report are based on 31 years of experience in emerging markets. They have been collected by the EBRD since 1995. For both its default rate analysis and recovery rate analysis, the EBRD has compiled the latest data available on default events and recoveries, drawing on the complete history of non-sovereign loan observations.113

The EBRD’s definition of non-performing loans (NPLs) is based on the principles embedded in IFRS Accounting Standards.114 According to the currently prevailing accounting standard (IFRS 9), a loan becomes impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Specifically, the Bank designates an asset as an NPL when the issuer or borrower is 90 days or more past due on a payment to any material creditor, or the counterparty is unlikely to pay its credit obligations in full, without recourse by the Bank to other sources, such as realising security (if held), as assessed by expert judgement. Once a loan is recognised as non-performing, all underlying loans of the defaulted counterparty are also considered to be in default.

In the default rate analysis, the calculation of default rates is performed at the counterparty level, using dynamic annual cohorts. Each cohort comprises counterparties that are categorised as performing, have newly transitioned to default, have completed or have been newly added within that year. Each record of a counterparty is a unique observation within that cohort. Observations do not include defaults carried over from the previous cohort.

Counterparties may be observed in multiple cohorts if they remain active and have not defaulted. In addition, while counterparties may be observed in multiple segments if they have exposure to multiple sectoral or geographical business units, they will only be counted once per segment.

Over the 31 cohorts115 from 1995 to 2025, the default rate analysis observes 2,909 unique counterparties, totalling 18,255 observations, among which the EBRD recorded 390 default events. Further breakdown of these statistics is provided in this report. The average default rate represents the sum of all default observations over all cohorts divided by the sum of all unique counterparty observations within all cohorts. The average default rate represents the sum of all default observations over all cohorts divided by the sum of all unique counterparty observations within all cohorts.

For the recovery rate analysis, the calculation of recovery rates is performed at the operational level, using a static cohort approach whereby each default is observed once at the point of default. With respect to the internal default definition, the observed population comprises all loans that have recorded a default and have fully completed within the report’s observation period.

Observations are unique and will only appear once across all segments, as an operation cannot be assigned to more than one sectoral business unit. Where an operation may have exposure allocated across multiple geographical business units, such cases are categorised as “other” for the purposes of this analysis.

All recoveries are discounted to reflect the time value of money and write-offs are recalculated at the time of default, where applicable.

The recovery rate analysis covers 28 cohorts from 1998 to 2025, observing 329 default events. Further breakdown of these observations is provided in this report.

113	The EBRD excludes fair valued loans, agreements under the Trade Facilitation Programme and sovereign-guaranteed loans.

114	The IFRS Foundation is a not-for-profit, public-interest organisation established to develop high-quality, understandable, enforceable and globally accepted accounting and sustainability disclosure standards (www.ifrs.org).

115	Yearly cohorts represent full-year observations and run from year-end to year-end, meaning that 2025 is measured from 1 January to 31 December 2025.

EBRD Financial Report 2025	111

Observation composition

The following breakdowns describe the overall composition of observations across the full dataset within the EBRD’s sectoral and geographical business units and World Bank Group country income classifications, in line with the default rate analysis methodology used in this annex.116

Sectoral business units

Standard industry codes assigned to each investment operation are grouped into industry sectors. Business sector units comprise one or more industry sectors. Current business sector units include:

●	Corporate sector: Food and agribusiness, equity funds, telecommunications, media and technology, manufacturing and services, real estate and natural resources

●	Sustainable infrastructure: Energy, municipal and environmental infrastructure, and transport

●	Financial institutions: Depository credit (banks), leasing finance, non-depository credit (non-banks), and insurance, pension and mutual funds

The corporate sector accounts for the highest concentration of observations at 41 per cent.

Geographical business units

The EBRD’s internal business units are structured to cover the following geographical regions:

●	Central Asia (Kazakhstan, the Kyrgyz Republic, Mongolia, Tajikistan, Turkmenistan and Uzbekistan)

●	Central Europe and the Baltic states (Croatia, Czechia,117 Estonia, Hungary, Latvia, Lithuania, Poland, the Slovak Republic and Slovenia)

●	Cyprus118 and Greece119

●	South-eastern Europe (Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Montenegro, North Macedonia, Romania and Serbia)

●	Eastern Europe and the Caucasus (Armenia, Azerbaijan, Belarus,120 Georgia, Moldova and Ukraine)

●	Southern and eastern Mediterranean (Egypt, Iraq, Jordan, Lebanon, Morocco, Tunisia, and the West Bank and Gaza121)
●	Türkiye
●	Russia (reflecting the performance of a geographical business unit that operated until 2014, when it entered a “run-off” phase)122
●	Sub-Saharan Africa (Benin, Côte d'Ivoire, Kenya, Nigeria and Senegal)

Where an operation may have exposure across multiple economies, such cases are categorised as “other” for the purposes of this analysis.

116	Note that the data used for the default rate analysis are a better representation of the EBRD’s overall portfolio composition. The data used for the recovery rate analysis are a subset and therefore less representative for composition analysis.
117	The EBRD reached the end of its temporary mandate in Czechia in March 2026. The Bank has ceased investing in new projects in the country, but continues to manage its existing portfolio there.
118	The EBRD’s mandate in Cyprus expired at the end of 2020. The Bank has ceased investing in new projects in the country, but continues to manage its existing portfolio there.
119	The EBRD reached the end of its temporary mandate in Greece at the end of 2025. The Bank has ceased investing in new projects in the country, but continues to manage its existing portfolio there.
120

In April 2022, the EBRD’s Board of Governors decided to suspend Belarus’ access to Bank resources in response to the invasion of Ukraine. The Bank has closed its offices in Minsk. Belarus remains a shareholder of the Bank.

121	Solely financed through trust funds.
122

The Bank has made no new investments in Russia since 2014. In April 2022, the EBRD’s Board of Governors decided to suspend Russia’s access to Bank resources in response to the invasion of Ukraine. The Bank has closed its offices in Moscow. Russia remains a shareholder of the EBRD.

112	EBRD Financial Report 2025

At 22 per cent, south-eastern Europe has the highest concentration of observations for this analysis.

Figure 2. EBRD business region observation concentration (end-2025)

Cyprus and Greece
1.3%
Other
3.0%
Southern and eastern Mediterranean
5.7%
Türkiye
7.2%
Russia
11.2%
Central Asia
13.6%
Central Europe and Baltic states
17.2%
Eastern Europe and Caucasus
18.5%
South-eastern Europe
22.2%

World Bank country income classification

The following distributions of counterparty and operational observations are based on the World Bank’s country classifications by income level for the financial year 2026 (1 July 2025 to 30 June 2026).123 Any statistics aggregated in this way, therefore, are based on the current view and not representative of country income classification at the point of observation.

The World Bank Group splits the world’s economies into four income groups – low, lower middle, upper middle and high. The classifications are updated each year on 1 July, based on the gross national income (GNI) per capita of the previous calendar year and derived according to the Atlas method.

Each category is expressed in US dollars. Low-income economies are those with a GNI per capita of less than US$ 1,136; lower middle-income economies are those with a GNI per capita of US$ 1,136 to US$ 4,495; upper middle-income economies have a GNI per capita between US$ 4,496 and US$ 13,935; and high-income economies are those with a GNI per capita greater than US$ 13,935.

Based on this designation, the highest concentrations of default rate analysis and recovery rate analysis observations are in the upper middle-income bracket (44.4 per cent and 58.1 per cent, respectively).

123

World Bank (2025), “Understanding country income: World Bank Group income classifications for FY26 (July 1, 2025–June, 2026)”, Washington, DC. Available at: https://blogs.worldbank.org/en/opendata/understanding-countryincome-- world-bank-group-income-classifica

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Default rate analysis

For the default rate analysis, the calculation of default rates is performed at the counterparty level, using annual cohorts (31 cohorts from 1995 to 2025). Counterparties may be observed in multiple cohorts if they remain active and have not defaulted. In addition, while counterparties may be observed in multiple segments, if they have exposure to multiple countries or sectors, they will only be counted once per segment.

The growing scale and maturity of the Bank’s loan book translates into an increase in the average default rate over time. However, it is still low compared with the average credit quality of the non-sovereign loan book, which stood at B+ at end-2025. A full breakdown of internal through-the-cycle probability of default (TTC PD) matrices can be found in the appendix, which begins on page 119. This section breaks down the EBRD’s default rate experience by observations per year, the EBRD’s sectoral and geographical business units, World Bank country income classification and ratings category.

Figure 4. Breakdown of counterparty observations and default rate, by year

1,200
1,000
800
600
400
200
0
Observations
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
Default rate
2.1%
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Observations
Default rate (2nd axis)
Weighted average (2nd axis)

114	EBRD Financial Report 2025

Year	Total observations	Default observations	Default rate
1995	86	0	0.0%
1996	131	0	0.0%
1997	178	0	0.0%
1998	218	18	8.3%
1999	200	13	6.5%
2000	216	3	1.4%
2001	250	8	3.2%
2002	272	2	0.7%
2003	297	0	0.0%
2004	351	1	0.3%
2005	404	0	0.0%
2006	453	0	0.0%
2007	488	10	2.0%
2008	582	6	1.0%
2009	626	12	1.9%
2010	677	18	2.7%
2011	697	16	2.3%
2012	735	19	2.6%
2013	783	11	1.4%
2014	843	30	3.6%
2015	847	15	1.8%
2016	866	25	2.9%
2017	848	11	1.3%
2018	894	12	1.3%
2019	949	18	1.9%
2020	966	44	4.6%
2021	939	17	1.8%
2022	916	48	5.3%
2023	860	13	1.5%
2024	850	7	0.8%
2025	866	13	1.5%
Total	18,255	390	2.1%

Figure 5. Default rate by business region (end-2025)

Eastern Europe and Caucasus
3.8%
Central Asia
3.6%
Russia
2.0%
Türkiye
2.0%
Other
1.5%
Southern and eastern Mediterranean
1.4%
South-eastern Europe
1.2%
Central Europe and Baltic states
1.0%
Cyprus and Greece
0.4%

EBRD Financial Report 2025	115

Figure 8. Default rate by ratings category (end-2025)

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Share of observations
6%
5%
4%
3%
2%
1%
0%
Default rate
2.1%
Investment grade
Rating range 5
Rating range 6
Rating range 7
Share of observations
Default rate (2nd axis)
Weighted average (2nd axis)

The EBRD’s internal rating categories are explained in the “Risk management” section on page 38.

116	EBRD Financial Report 2025

Recovery rate analysis

For this analysis, the calculation of recovery rates is performed at the operational level using a static cohort approach, with each default observed once at the point of default. In terms of internal default definition, the observed population comprises all loans that have recorded a default and have fully completed as at end-2025.

This section breaks down the EBRD’s recovery rate experience by EBRD business unit.

Year	Default observations	Recovery rate
1998	15	64.3%
1999	13	73.9%
2000	5	48.0%
2001	5	72.7%
2002	3	75.6%
2003	0	-
2004	1	93.8%
2005	1	88.6%
2006	0	-
2007	12	30.3%
2008	6	89.6%
2009	17	52.4%
2010	24	58.0%
2011	15	71.1%
2012	18	81.8%
2013	12	71.4%
2014	31	64.5%
2015	17	71.6%
2016	28	68.9%
2017	12	69.1%
2018	9	74.1%
2019	16	80.7%
2020	28	56.6%
2021	14	87.0%
2022	20	64.7%
2023	6	95.4%
2024	0	-
2025	1	97.7%
Total	329	66.7%

EBRD Financial Report 2025	117

Figure 10. Recovery rate by business region (end-2025)

Türkiye
80%
Other
75%
Central Europe and Baltic states
71%
Central Asia
71%
Eastern Europe and Caucasus
67%
South-eastern Europe
65%
Russia
64%
Southern and eastern Mediterranean
46%

118	EBRD Financial Report 2025

Appendix

Below are the EBRD’s internal TTC PD rates, which express the likelihood of a default based on long-term credit risk trend rates and are constructed using external benchmarks for investment grades and internal default experience for sub-investment grades. These are then adjusted based on analysis of the Bank’s historical default experience in relation to the macroeconomic environment prevailing at the time of default. The cumulative TTC PD rates are set out by internal rating grade below, including mapping to the external rating equivalent.

Corporate sector

	External
2025	rating	1-yr	2-yr	3-yr	4-yr	5-yr	6-yr	7-yr	8-yr	9-yr	10-yr
PD rating	equivalent	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon
1.0	AAA	0.01%	0.04%	0.16%	0.31%	0.44%	0.59%	0.68%	0.84%	0.94%	1.04%
1.7	AA+	0.01%	0.06%	0.18%	0.32%	0.46%	0.60%	0.69%	0.85%	0.95%	1.06%
2.0	AA	0.03%	0.07%	0.19%	0.34%	0.48%	0.68%	0.91%	1.12%	1.31%	1.50%
2.3	AA-	0.04%	0.10%	0.21%	0.35%	0.50%	0.69%	0.93%	1.13%	1.32%	1.51%
2.7	A+	0.06%	0.12%	0.25%	0.41%	0.53%	0.70%	0.94%	1.15%	1.34%	1.53%
3.0	A	0.06%	0.16%	0.28%	0.44%	0.59%	0.78%	0.97%	1.19%	1.45%	1.73%
3.3	A-	0.07%	0.22%	0.35%	0.50%	0.69%	0.90%	1.17%	1.40%	1.53%	1.75%
3.7	BBB+	0.13%	0.37%	0.63%	0.91%	1.22%	1.63%	1.91%	2.25%	2.66%	3.13%
4.0	BBB	0.18%	0.47%	0.76%	1.25%	1.73%	2.23%	2.76%	3.25%	3.76%	4.24%
4.3	BBB-	0.34%	1.03%	1.97%	3.07%	4.21%	5.24%	6.14%	7.02%	7.84%	8.61%
4.7	BB+	0.48%	1.32%	2.41%	3.66%	4.95%	6.12%	7.17%	8.19%	9.16%	10.07%
5.0	BB	0.93%	1.88%	3.00%	4.52%	6.34%	7.93%	9.88%	12.33%	14.89%	16.73%
5.3	BB-	1.08%	2.17%	3.44%	5.11%	7.07%	8.81%	10.91%	13.50%	16.21%	18.19%
5.7	B+	1.22%	2.46%	3.88%	5.69%	7.81%	9.69%	11.94%	14.68%	17.53%	19.66%
6.0	B	1.30%	2.52%	3.89%	6.28%	8.54%	10.57%	12.97%	15.85%	18.85%	21.13%
6.3	B-	2.57%	6.93%	10.55%	13.35%	15.45%	17.50%	19.30%	20.32%	22.57%	25.45%
6.7	CCC+	4.25%	10.32%	17.30%	25.99%	28.66%	30.64%	32.69%	34.68%	36.58%	38.42%
7.0	CCC	6.62%	11.40%	17.74%	26.57%	29.39%	31.52%	33.72%	35.85%	37.91%	39.89%
7.3	CCC-	10.13%	17.01%	22.51%	27.14%	30.98%	35.55%	39.26%	46.03%	47.07%	48.90%

Sustainable infrastructure

	External
2025	rating	1-yr	2-yr	3-yr	4-yr	5-yr	6-yr	7-yr	8-yr	9-yr	10-yr
PD rating	equivalent	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon
1.0	AAA	0.01%	0.03%	0.11%	0.21%	0.30%	0.40%	0.46%	0.57%	0.64%	0.71%
1.7	AA+	0.01%	0.04%	0.12%	0.22%	0.31%	0.41%	0.47%	0.58%	0.65%	0.72%
2.0	AA	0.02%	0.05%	0.13%	0.23%	0.33%	0.46%	0.62%	0.76%	0.89%	1.02%
2.3	AA-	0.03%	0.07%	0.14%	0.24%	0.34%	0.47%	0.63%	0.77%	0.90%	1.03%
2.7	A+	0.04%	0.08%	0.17%	0.28%	0.36%	0.48%	0.64%	0.78%	0.91%	1.04%
3.0	A	0.04%	0.11%	0.19%	0.30%	0.40%	0.53%	0.66%	0.81%	0.99%	1.18%
3.3	A-	0.05%	0.15%	0.24%	0.34%	0.47%	0.61%	0.80%	0.95%	1.04%	1.19%
3.7	BBB+	0.09%	0.25%	0.43%	0.62%	0.83%	1.11%	1.30%	1.53%	1.81%	2.13%
4.0	BBB	0.12%	0.32%	0.52%	0.85%	1.18%	1.52%	1.88%	2.21%	2.56%	2.89%
4.3	BBB-	0.23%	0.70%	1.34%	2.09%	2.87%	3.57%	4.18%	4.78%	5.34%	5.86%
4.7	BB+	0.33%	0.90%	1.64%	2.49%	3.37%	4.17%	4.88%	5.58%	6.24%	6.86%
5.0	BB	0.63%	1.28%	2.04%	3.08%	4.32%	5.40%	6.73%	8.39%	10.14%	11.39%
5.3	BB-	0.73%	1.48%	2.34%	3.48%	4.82%	6.00%	7.43%	9.19%	11.04%	12.39%
5.7	B+	0.83%	1.68%	2.64%	3.88%	5.32%	6.60%	8.13%	9.99%	11.94%	13.39%
6.0	B	0.88%	1.71%	2.65%	4.28%	5.82%	7.20%	8.83%	10.79%	12.84%	14.39%
6.3	B-	1.75%	4.72%	7.18%	9.09%	10.52%	11.92%	13.15%	13.84%	15.37%	17.33%
6.7	CCC+	2.89%	7.03%	11.78%	17.70%	19.52%	20.86%	22.26%	23.61%	24.91%	26.16%
7.0	CCC	4.51%	7.76%	12.08%	18.10%	20.02%	21.46%	22.96%	24.41%	25.81%	27.16%
7.3	CCC-	6.90%	11.58%	15.33%	18.48%	21.10%	24.21%	26.74%	31.34%	32.05%	33.30%

EBRD Financial Report 2025	119

Financial institutions

2025	External rating	1-yr	2-yr	3-yr	4-yr	5-yr	6-yr	7-yr	8-yr	9-yr	10-yr
PD rating	equivalent	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon	horizon
1.0	AAA	0.00%	0.01%	0.04%	0.07%	0.10%	0.14%	0.16%	0.20%	0.22%	0.25%
1.7	AA+	0.00%	0.01%	0.04%	0.08%	0.11%	0.14%	0.16%	0.20%	0.23%	0.25%
2.0	AA	0.01%	0.02%	0.05%	0.08%	0.11%	0.16%	0.21%	0.26%	0.31%	0.35%
2.3	AA-	0.01%	0.02%	0.05%	0.08%	0.12%	0.16%	0.22%	0.27%	0.31%	0.36%
2.7	A+	0.01%	0.03%	0.06%	0.10%	0.12%	0.17%	0.22%	0.27%	0.32%	0.36%
3.0	A	0.01%	0.04%	0.07%	0.10%	0.14%	0.18%	0.23%	0.28%	0.34%	0.41%
3.3	A-	0.02%	0.05%	0.08%	0.12%	0.16%	0.21%	0.28%	0.33%	0.36%	0.41%
3.7	BBB+	0.03%	0.09%	0.15%	0.21%	0.29%	0.38%	0.45%	0.53%	0.63%	0.74%
4.0	BBB	0.04%	0.11%	0.18%	0.29%	0.41%	0.53%	0.65%	0.77%	0.89%	1.00%
4.3	BBB-	0.08%	0.24%	0.46%	0.72%	0.99%	1.24%	1.45%	1.66%	1.85%	2.03%
4.7	BB+	0.11%	0.31%	0.57%	0.86%	1.17%	1.44%	1.69%	1.93%	2.16%	2.38%
5.0	BB	0.22%	0.44%	0.71%	1.07%	1.50%	1.87%	2.33%	2.91%	3.51%	3.94%
5.3	BB-	0.25%	0.51%	0.81%	1.20%	1.67%	2.08%	2.57%	3.18%	3.82%	4.29%
5.7	B+	0.29%	0.58%	0.91%	1.34%	1.84%	2.29%	2.81%	3.46%	4.13%	4.64%
6.0	B	0.31%	0.59%	0.92%	1.48%	2.01%	2.49%	3.06%	3.74%	4.45%	4.98%
6.3	B-	0.61%	1.63%	2.49%	3.15%	3.64%	4.13%	4.55%	4.79%	5.32%	6.00%
6.7	CCC+	1.00%	2.43%	4.08%	6.13%	6.76%	7.22%	7.71%	8.18%	8.63%	9.06%
7.0	CCC	1.56%	2.69%	4.18%	6.27%	6.93%	7.43%	7.95%	8.45%	8.94%	9.41%
7.3	CCC-	2.39%	4.01%	5.31%	6.40%	7.31%	8.38%	9.26%	10.85%	11.10%	11.53%

120	EBRD Financial Report 2025

Financial Control

Marianna Amirbekyan

Elise van Ameringen

Joshua Nair

Editorial production

Helen Valvona

Matthew Hart

Design and print management

Daniel Kelly

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